    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 16, 1996

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                        HEFTEL BROADCASTING CORPORATION
             (Exact name of Registrant as specified in its charter)

                     6767 WEST TROPICANA AVENUE, SUITE 102
                            LAS VEGAS, NEVADA 89103
                                 (702) 367-3322
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)
                            ------------------------

           DELAWARE                         4832                        99-0113417
 (State or other jurisdiction   (Primary Standard Industrial         (I.R.S. Employer
      of incorporation or        Classification Code Number)        Identification No.)
          organization)

                            ------------------------
                                 L. LOWRY MAYS
                        HEFTEL BROADCASTING CORPORATION
                          200 CONCORD PLAZA, SUITE 600
                            SAN ANTONIO, TEXAS 78216
                                 (210) 822-2828
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                          Copies to:
                                                        RICHARD C. TILGHMAN, JR., ESQ.
           STEPHEN C. MOUNT, ESQ.                          STEPHEN A. RIDDICK, ESQ.
  AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.                 PIPER & MARBURY L.L.P.
           1500 NATIONSBANK PLAZA                            CHARLES CENTER SOUTH
             300 CONVENT STREET                             36 SOUTH CHARLES STREET
          SAN ANTONIO, TEXAS 78205                         BALTIMORE, MARYLAND 21202

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
                                                      PROPOSED        PROPOSED
                                                      MAXIMUM         MAXIMUM
                                       AMOUNT         OFFERING       AGGREGATE       AMOUNT OF
TITLE OF EACH CLASS OF                 TO BE         PRICE PER        OFFERING      REGISTRATION
SECURITIES TO BE REGISTERED        REGISTERED(1)      SHARE(2)        PRICE(2)          FEE
--------------------------------------------------------------------------------------------------
Common Stock......................    4,025,000        $41.50       $167,037,500      $50,617
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

(1) Includes 525,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Pursuant to Rule 457(h), the offering price and registration fee are computed on the basis of the average of the high and low prices of the Class A Common Stock, as reported by the Nasdaq National Market on October 15, 1996.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************


                                                           SUBJECT TO COMPLETION

                                                               NOVEMBER   , 1996
                                3,500,000 SHARES

                        HEFTEL BROADCASTING CORPORATION
                                     [LOGO]

                              CLASS A COMMON STOCK
                               ------------------
     All of the shares of Class A Common Stock offered hereby are being sold by Heftel Broadcasting Corporation (the "Company"). The Class A Common Stock of the Company is traded on the Nasdaq National Market under the symbol "HBCCA." On October 9, 1996, the last reported sale price of the Class A Common Stock was $44.25 per share. See "Price Range of Class A Common Stock."

     The Company's authorized capital stock currently includes Class A Common Stock, Class B Common Stock and Preferred Stock. The rights of holders of Class A Common Stock and Class B Common Stock are identical, except currently each share of Class B Common Stock generally entitles its holder to ten votes and each share of Class A Common Stock entitles its holder to one vote. There are no shares of Class B Common Stock outstanding. Upon consummation of the merger of the Company and Tichenor Media System, Inc., the rights of the Class B Common Stock will be amended to provide, among other things, that such shares will have no voting rights except in certain circumstances when such shares will be entitled to a class vote. See "Description of Capital Stock."
                               ------------------
      SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                               ------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                          PRICE            UNDERWRITING           PROCEEDS
                                           TO              DISCOUNTS AND             TO
                                         PUBLIC             COMMISSIONS          COMPANY(1)
-------------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
-------------------------------------------------------------------------------------------------
Total(2)..........................           $                   $                    $
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1) Before deducting expenses payable by the Company estimated at $          .
(2) The Company has granted to the Underwriters a 30-day option to purchase up to 525,000 additional shares of Class A Common Stock solely to cover over-allotments, if any. To the extent such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds
    to Company will be $          , $          and $          , respectively.
    See "Underwriting."
                               ------------------

     The shares of Class A Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the Class A Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about
            , 1996.

ALEX. BROWN & SONS
       INCORPORATED
                CS FIRST BOSTON
                                LEHMAN BROTHERS
                                             MONTGOMERY SECURITIES
                                                        SMITH BARNEY INC.

               THE DATE OF THIS PROSPECTUS IS             , 1996

                                   [ARTWORK]

                             ---------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS), IF ANY, OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE CLASS A COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

     DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE CLASS A COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7, AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by (i) the more detailed information appearing elsewhere in this Prospectus and in documents incorporated by reference in this Prospectus and (ii) the financial statements, including notes thereto, appearing in this Prospectus or the documents incorporated by reference into this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes the Underwriters' over-allotment option is not exercised. References herein to the "Company" are to Heftel Broadcasting Corporation, a Delaware corporation, and its consolidated subsidiaries unless the context otherwise requires. References to "Clear Channel" are to Clear Channel Communications, Inc., a Texas corporation, and its consolidated subsidiaries and references to "Tichenor" are to Tichenor Media System, Inc., a Texas corporation, and its consolidated subsidiaries.

                                  THE COMPANY

     The Company is the largest Spanish language radio broadcasting company in the United States and currently owns and programs 17 radio stations, 16 of which serve five of the ten largest Hispanic markets in the United States, including Los Angeles, New York, Miami, Chicago and Dallas/Fort Worth. The Company has agreed to acquire Tichenor, the third largest Spanish language radio broadcasting company in the United States (the "Tichenor Merger"). Tichenor owns or programs 20 radio stations which serve six of the ten largest Hispanic markets in the United States, including San Francisco/San Jose, Chicago, Houston, San Antonio, McAllen/Brownsville/Harlingen and El Paso. Following the Tichenor Merger, the Company will own or program 37 radio stations in 11 markets, including stations in each of the top ten Hispanic markets in the United States.

     The Company's strategy is to own and program top performing radio stations, principally in the largest Spanish language radio markets in the United States. The top ten Hispanic markets account for approximately 17.2 million Hispanics, representing approximately 63% of the total Hispanic population in the United States. Upon completion of the Tichenor Merger, the Company will have the largest Spanish language radio station combination, as measured by audience and revenue share, in eight of the top ten Hispanic markets. Additionally, the Company will have the highest rated radio station in any format in four of the top ten Hispanic markets. The Company intends to acquire or develop additional Spanish language stations in the leading Hispanic markets.

     The following table sets forth certain information regarding the Company's radio stations owned or programmed, assuming completion of the Tichenor Merger:

 RANKING OF                                                                    NO. OF
  MARKET BY                                                                   STATIONS
  HISPANIC                                                                   -----------
POPULATION(1)                             MARKET                             AM      FM
-------------     -------------------------------------------------------    ---     ---
       1          Los Angeles............................................     1       1
       2          New York(2)............................................     3       0
       3          Miami..................................................     2       2
       4          San Francisco/San Jose.................................     0       2
       5          Chicago................................................     2       1
       6          Houston(3).............................................     2       4
       7          San Antonio............................................     2       2
       8          McAllen/Brownsville/Harlingen..........................     1       2
       9          Dallas/Fort Worth......................................     3       3
      10          El Paso................................................     2       1
      33          Las Vegas..............................................     1       0
                                                                             ---     ---
                  Total..................................................    19      18

     --------------------

     (1) Ranking of the principal radio market served by the Company's station(s) among all U.S. radio markets by Hispanic population as reported by Strategy Research Corporation -- 1996 U.S. Hispanic Market Study.

     (2) Includes WGLI-AM serving New York which is currently not broadcasting.

     The Company believes Spanish language radio broadcasting has significant growth potential for the following reasons:

     - The Hispanic population is the fastest growing population segment in the United States and is expected to grow from an estimated 27.2 million (approximately 10.3% of the total United States population) at the end of 1995 to an estimated 30.7 million (approximately 11.3% of the total United States population) by the year 2000. These estimates imply a growth rate of approximately three times the expected growth rate for the total U.S. population during the same period.

     - Advertisers have substantially increased their use of Spanish language media in recent years. Total advertising revenues from advertising in Spanish language media rose from $166 million in 1983 to $1.06 billion in 1995. This represents a compound annual growth rate of 16.7%, which is more than double the growth rate of total advertising over the same period. Although Hispanic consumers will spend an estimated $340 billion in 1997, or 6.5% of the total consumer spending in the United States, Spanish language advertising currently represents less than 0.7% of the total advertising expenditures.

     - Advertisers have begun to target Hispanic households because they are younger and spend a greater percentage of their household income on consumer products than non-Hispanic households.

     - Hispanics have maintained strong social and cultural ties to their countries of origin, particularly in their continued use of the Spanish language. An estimated 78% of Hispanics speak at least some Spanish and approximately 40% speak it exclusively. Spanish is expected to continue to be the language of preference for Hispanics.

     - The number of Spanish language media outlets is disproportionately lower than the number of similar English language outlets. In the radio segment, there are currently 401 Spanish language commercial stations, which constitute only 4% of all commercial radio stations in the United States, although the Hispanic population comprises approximately 10.3% of the United States population.

     The Company's principal executive offices are located at 6767 West Tropicana Avenue, Suite 102, Las Vegas, Nevada 89103 and the telephone number is
(702) 367-3322.

                              RECENT DEVELOPMENTS

     Clear Channel Tender Offer. Clear Channel is a diversified broadcasting company that currently owns or programs 97 radio stations and 18 television stations in 33 markets. On August 5, 1996, Clear Channel completed a tender offer and a related private purchase of stock from existing stockholders of the Company (collectively, the "Tender Offer"). As a result of the Tender Offer, Clear Channel currently owns approximately 63% of the Class A Common Stock of the Company. See "Risk Factors -- Relationship Between the Company and Clear Channel."

     The Tichenor Merger. On July 9, 1996, Clear Channel and Tichenor entered into an Agreement and Plan of Merger (the "Tichenor Merger Agreement") which, subject to the terms and conditions thereof, provides for the acquisition of Tichenor by the Company. Tichenor is a national radio broadcasting company engaged in the business of acquiring, developing and programming Spanish language radio stations in major Hispanic markets located in the United States. Currently, Tichenor owns or programs 20 radio stations serving six of the top ten Hispanic markets in the United States, including San Francisco/San Jose, Chicago, Houston, San Antonio, McAllen/Brownsville/Harlingen and El Paso.

     Pursuant to the Tichenor Merger Agreement, a newly-formed wholly-owned subsidiary of the Company will merge with and into Tichenor, and Tichenor shall continue as the surviving corporation as a wholly-owned subsidiary of the Company. At the time the Tichenor Merger

Agreement was executed, Clear Channel had commenced but not completed the Tender Offer. The then existing management and the Board of Directors of the Company were not involved in the negotiations concerning the acquisition of Tichenor. On August 14, 1996, after the consummation of the Tender Offer, Clear Channel offered to assign the Tichenor Merger Agreement to the Company in accordance with the Tichenor Merger Agreement, and on October 10, 1996, the current Board of Directors of the Company approved the Tichenor Merger and the assignment to the Company of the Tichenor Merger Agreement. In approving the Tichenor Merger, the Company considered, among other things, the strength of the combined management of the Company and Tichenor; the marketing and operating benefits of the expansion of the Company's presence into each of the top ten Hispanic markets; and the benefits of diversifying the Company's operations thereby reducing its reliance on any individual market.

     Pursuant to the Tichenor Merger Agreement, the shareholders and warrant holders of Tichenor, including Clear Channel, will receive an aggregate of 5,689,878 shares of Common Stock and approximately $3.4 million in cash. Upon consummation of the Tichenor Merger, the former shareholders and warrant holders of Tichenor, other than Clear Channel, will own 5,559,464 shares of the Class A Common Stock of the Company, representing approximately 42% of the total outstanding Class A Common Stock of the Company on a fully diluted basis, assuming completion of this offering. The Company will also assume Tichenor's outstanding debt, which was approximately $71.3 million on September 30, 1996. In addition, pursuant to the Tichenor Merger Agreement, Clear Channel will convert all of its shares of Class A Common Stock and shares of common stock of Tichenor into 7,428,235 shares of a redesignated Class B Common Stock ("Nonvoting Common Stock") that will not have any voting rights except as specifically provided for in the charter or as otherwise required by law. As used herein, the term "Common Stock" prior to the consummation of the Tichenor Merger shall mean the Company's Class A Common Stock and the existing Class B Common Stock (none of which is currently outstanding) and, upon consummation of the Tichenor Merger, shall mean the Company's Class A Common Stock and the Nonvoting Common Stock.

     The Tichenor Merger requires the approval of the Federal Communications Commission ("FCC"). The FCC's cross-interest policy bars a party which holds an attributable interest in one or more radio stations in a market from having a "meaningful relationship" with another radio station in that market. A "meaningful relationship" is construed by the FCC to include a non-voting equity position in excess of 33 1/3% of the total outstanding Common Stock. See "The Company -- Federal Regulation of Radio Broadcasting." After consummation of the Tichenor Merger and this offering, Clear Channel will own approximately 36% of the Common Stock. Clear Channel has informed the Company that it is considering a number of alternatives to comply with FCC regulations upon consummation of the Tichenor Merger. In the event that no other alternative is approved by the FCC, Clear Channel may place any remaining shares of Nonvoting Common Stock above the 33 1/3% maximum in a disposition trust for the purpose of sale, through negotiated block transactions or other types of sales. The use of a disposition trust, and the terms thereof, would be subject to the prior consent of the FCC.

     Upon consummation of the Tichenor Merger, McHenry T. Tichenor, Jr. will enter into an employment agreement to serve as Chairman, President and Chief Executive Officer of the Company for a five year term. Mr. Tichenor is currently the President and Chief Executive Officer of Tichenor. The Tichenor Merger Agreement also provides that following the consummation of the Tichenor Merger, five designees of Tichenor shall constitute the entire Board of Directors of the Company and each member of the Company's current Board of Directors may be replaced. Subsequent to the Tichenor Merger, Clear Channel will have no overlapping officers or directors with the Company.

     The Tichenor Merger shall be accounted for as a purchase.

     The Tichenor Merger is subject to a number of conditions, including regulatory approvals, and will not be consummated prior to the closing of this offering (the "Offering"). See "The Tichenor Merger."

     Financial Matters. As a result of and in connection with the completion of the Tender Offer and certain other events and transactions, the Company estimates it will have certain one-time charges during the quarter ended September 30, 1996 of approximately $45.0 million, before tax benefits including $17 million of non-cash charges. Such charges, each of which was effective as of August 5, 1996, consist of approximately $24.6 million relating to the Tender Offer (including $18.8 million incurred in connection with employment contract settlements with former senior executives of the Company), $7.5 million relating to the Company refinancing its credit agreement and $8.1 million relating to the discontinued operations of the radio network owned by Spanish Coast-to-Coast, Ltd., a wholly-owned subsidiary of the Company doing business as Cadena Radio Centro ("CRC"). The remainder of the charges relate to the cost to close and dispose of duplicate facilities and anticipated severance payments.

                                  THE OFFERING

Class A Common Stock offered
hereby..............................      3,500,000 shares

Common Stock to be outstanding after
the Offering........................     15,047,731 shares of Class A Common
                                           Stock

                                                    0 shares of Class B Common
                                           Stock

Common Stock to be outstanding after
the Offering and after the
  consummation of the Tichenor
  Merger............................     13,309,374 shares of Class A Common
                                           Stock

                                         7,428,235 shares of Nonvoting Common
                                         Stock(1)

                                         20,737,609 shares of Common Stock

Use of proceeds.....................     To reduce borrowing under the Credit
                                         Agreement (as defined herein). Such
                                         funds may be subsequently re-borrowed
                                         for general corporate purposes,
                                         including working capital and possible
                                         acquisitions of radio stations. See
                                         "Use of Proceeds."

Nasdaq National Market symbol.......     HBCCA
---------------

(1) The Class B Common Stock authorized at the time of the Offering will be amended to become Nonvoting Common Stock upon completion of the Tichenor Merger. See "Description of Capital Stock."

                 SUMMARY CONSOLIDATED FINANCIAL INFORMATION(1)
                 (Dollars in thousands, except per share data)

                                                                                                           COMPANY PRO FORMA
                                                                                                            AS ADJUSTED(2)
                                                                                 NINE MONTHS          ---------------------------
                                        YEARS ENDED SEPTEMBER 30,               ENDED JUNE 30,         YEAR ENDED     NINE MONTHS
                                   ------------------------------------    ------------------------   SEPTEMBER 30,   ENDED JUNE
                                     1993        1994(3)        1995          1995          1996          1995         30, 1996
                                   ---------    ---------    ----------    ----------    ----------   -------------   -----------
STATEMENT OF OPERATIONS DATA:
 Net broadcasting revenues.......  $  20,932    $  27,433    $   64,160    $   46,644    $   53,053    $   109,571    $  88,661
 Revenues relating to Mi CASA....        399           --            --            --            --             --           --
                                   ---------    ---------    ----------    ----------    ----------     ----------    ----------
   Total net revenues............     21,331       27,433        64,160        46,644        53,053        109,571       88,661
 Station operating expenses......     10,479       15,345        43,643        30,998        35,835         77,831       63,001
 Expenses relating to Mi CASA....      1,470           --            --            --            --             --           --
 Corporate expenses..............      2,530        3,454         4,720         3,321         3,693          5,004        4,123
 Depreciation and amortization...      1,760        1,906         3,344         2,953         3,568         14,040       11,638
                                   ---------    ---------    ----------    ----------    ----------     ----------    ----------
   Total operating expenses......     16,239       20,705        51,707        37,272        43,096         96,875       78,762
                                   ---------    ---------    ----------    ----------    ----------     ----------    ----------
 Operating income................      5,092        6,728        12,453         9,372         9,957         12,696        9,899
 Other income (expense):
   Interest expense, net.........     (2,427)      (3,180)       (6,389)       (3,711)       (7,935)        (7,050)      (5,281  )
   Income in equity of joint
     venture(4)..................        746          616            --            --            --             --           --
   Loss on retirement of debt....         --       (1,738)           --            --            --             --           --
   Other expenses, net...........       (418)      (1,224)         (428)         (363)       (1,325)          (389)      (1,684  )
                                   ---------    ---------    ----------    ----------    ----------     ----------    ----------
   Total other income (expense)..     (2,099)      (5,526)       (6,817)       (4,074)       (9,260)        (7,439)      (6,965  )
                                   ---------    ---------    ----------    ----------    ----------     ----------    ----------
 Income before minority interest
   and provision for income
   taxes.........................      2,993        1,202         5,636         5,298           697          5,257        3,143
 Minority interest in Viva
   Media(4)......................         --         (351)       (1,167)       (1,428)           --         (1,167)          --
 Provision for income taxes......       (272)        (100)         (150)          (53)          (65)        (1,660)      (1,115  )
                                   ---------    ---------    ----------    ----------    ----------     ----------    ----------
 Income from continuing
   operations....................      2,721          751         4,319         3,817           632          2,536        1,819
 Loss from discontinued
   operations....................         --         (285)         (626)         (135)       (1,608)          (626)      (1,608  )
                                   ---------    ---------    ----------    ----------    ----------     ----------    ----------
 Net income (loss)...............  $   2,721    $     466    $    3,693    $    3,682    $     (976)   $     1,910    $     211
                                   =========    =========    ==========    ==========    ==========     ==========    ==========
 Income from continuing
   operations per common and
   common equivalent share.......  $     .55    $     .10    $      .40    $      .34    $      .06    $       .12    $     .09
                                   =========    =========    ==========    ==========    ==========     ==========    ==========
 Net income (loss) per common and
   common equivalent
   share.........................  $     .55    $     .05    $      .34    $      .33    $     (.10)   $       .09    $     .01
                                   =========    =========    ==========    ==========    ==========     ==========    ==========
 Weighted average common shares
   and common share equivalents
   outstanding...................  4,638,019    5,384,678    10,805,346    10,898,156    10,326,354     20,606,037    20,725,109
                                   =========    =========    ==========    ==========    ==========     ==========    ==========
OTHER OPERATING DATA:
 Broadcast cash flow(5)..........  $  10,453    $  12,088    $   20,517    $   15,646    $   17,218    $    31,740    $  25,660

                                                                                        JUNE 30, 1996
                                                                           ----------------------------------------
                                              SEPTEMBER 30,                                                PRO
                                   ------------------------------------                                   FORMA
                                                                                             AS            AS
                                     1993         1994          1995         ACTUAL      ADJUSTED(6)   ADJUSTED(7)
                                   ---------    ---------    ----------    ----------    ----------   -------------
BALANCE SHEET DATA:
 Cash and cash equivalents.......  $   1,247    $  10,219    $    5,404    $    3,900    $   30,200    $    13,224
 Working capital.................        715       18,366        14,967        16,988        43,288         24,451
 Total assets....................     25,770      113,353       151,637       180,483       206,783        484,206
 Long-term debt, less current
   portion.......................     27,046       59,898        96,732       126,861         5,361         74,413
 Stockholders' equity
   (deficiency)..................    (10,164)      44,436        43,581        43,777       191,577        346,351

---------------

(1) On September 9, 1996, the Company's Board of Directors approved the discontinuance of the radio network operations of CRC effective as of August 5, 1996. Statement of operations data have been restated for all applicable periods to exclude CRC from continuing operations.

(2) The unaudited pro forma condensed consolidated statements of operations for the year ended September 30, 1995 and the nine months ended June 30, 1996 assume the Transactions (as defined herein) occurred on October 1, 1994 and October 1, 1995, respectively. The unaudited pro forma condensed consolidated statements of operations do not reflect the effects of certain of the Heftel Reorganization (as defined herein) one-time charges. Such charges, which have been omitted from the pro forma adjustments, include the following: (i) employment contract settlement payments plus certain other estimated severance costs, both of which are related to the Tender Offer, in the aggregate amount of approximately $21,000,000; (ii) the write-off of approximately $7,461,000 in unamortized deferred financing costs related to the former credit agreement; (iii) approximately $8,100,000 relating to the discontinued radio network operations of CRC, of which $6,500,000 reflects non-cash charges resulting from the write-off of goodwill; and (iv) approximately $3,723,000 in transaction costs relating to the Tender Offer and estimated costs of $2,900,000 to dispose of certain duplicate facilities. The pro forma information does not purport to present the actual financial position or results of operations of the Company had the Transactions actually occurred on the date specified, nor is it necessarily indicative of the results of operations that may be achieved in the future. See "The Tichenor Merger," "Notes to Unaudited Pro Forma Condensed Consolidated Financial Information" and the Financial Statements and the Notes thereto for each of the Company, Tichenor and the Tichenor Acquisitions included elsewhere in this Prospectus or incorporated herein by reference.

(3) During August 1994, the Company completed three separate business acquisitions and began consolidating its previously unconsolidated investment in Viva America Media Group, a Florida general partnership ("Viva Media"). Total net revenues and net income (loss), adjusted for interest expense on retired debt, relating to these acquisitions and transactions from the respective dates of these transactions to September 30, 1994 were approximately $5,488,000 and $(80,000), respectively.

(4) Effective August 20, 1994, the Company began accounting for its 49% interest in Viva Media on a consolidated basis. Accordingly, Viva Media's results of operations are included in the consolidated financial statements for the period from August 20, 1994 through September 30, 1994, for the fiscal year ended September 30, 1995 and for the nine months ended June 30, 1995 and June 30, 1996. Prior to August 20, 1994, the accounts and results of operations of Viva Media were accounted for using the equity method of accounting.

(5) Data on station operating income excluding corporate expenses, depreciation and amortization (commonly referred to as "broadcast cash flow"), although not calculated in accordance with generally accepted accounting principles, is widely used in the broadcast industry as a measure of a broadcasting company's operating performance. Nevertheless, this measure should not be considered in isolation or as a substitute for operating income, cash flows from operating activities or any other measures for determining the Company's operating performance or liquidity, which are calculated in accordance with generally accepted accounting principles.

(6) As adjusted to give effect to the Offering (at an assumed offering price of $44.25 per share) and the application of the estimated net proceeds therefrom as if the Offering had been consummated on June 30, 1996.

(7) Pro forma as adjusted to give effect to the Transactions, including the Offering (at an assumed offering price of $44.25 per share) and the application of the estimated net proceeds therefrom, as if they had been consummated on June 30, 1996. The effect of the Tichenor Merger is based on preliminary purchase price allocations. The pro forma information does not purport to present the actual financial position of the Company had the Transactions actually occurred on the date specified. See "The Tichenor Merger," "Use of Proceeds," "Capitalization" and the Financial Statements and Notes thereto for each of the Company, Tichenor and the Tichenor Acquisitions included elsewhere in this Prospectus or incorporated herein by reference.

                                  RISK FACTORS

     In addition to the other information contained or incorporated herein by reference in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Class A Common Stock offered by this Prospectus.

     Recent Change of Control. On August 5, 1996, Clear Channel acquired a controlling interest in the Company and replaced the previous Board of Directors with its own slate of Directors. The new management team of the Company has some different operating and strategic philosophies than its predecessor which may take time to integrate into the existing business. There can be no assurance that such integration will not adversely affect the operations of the Company.

     Tichenor Merger. The consummation of the Tichenor Merger requires FCC approval with respect to the transfer of the broadcast licenses of Tichenor to the Company. The Company and Tichenor filed an application seeking FCC approval for the transfer. However, a formal petition to deny the application was filed with the FCC which the Company plans to vigorously oppose. There can be no assurance that the FCC will grant the transfer application, nor any assurance that post-grant objections will not be made. See "The Company -- Federal Regulation of Radio Broadcasting."

     The consummation of the Tichenor Merger also is subject to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Pursuant to the requirements of the HSR Act, Clear Channel, as the ultimate parent (as defined under the rules) of the Company, filed a Notification and Report Form with respect to the Tichenor Merger with the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission ("FTC") on October 4, 1996. Tichenor also filed a Notification and Report Form with respect to the Tichenor Merger on such date. As a result, it is expected that the waiting period applicable to the Tichenor Merger will expire on November 3, 1996. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the merger from Clear Channel, Tichenor or others. A request has been made on behalf of the Company and Tichenor pursuant to the HSR Act for early termination of the waiting period applicable to the Tichenor Merger. There can be no assurance, however, that the 30-day HSR Act waiting period applicable to the Tichenor Merger will be terminated early. Furthermore, there can be no assurance that a challenge to the Tichenor Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

     Consummation of the Tichenor Merger is subject to numerous other conditions. See "The Tichenor Merger." Therefore, there can be no assurance that the Tichenor Merger will be consummated in a timely manner or on the terms described herein, if at all.

     Concentration of Cash Flow from Los Angeles Stations. Broadcast cash flow generated by the Company's Los Angeles stations accounted for approximately 66% of the Company's broadcast cash flow for the nine months ended June 30, 1996. On a pro forma basis, assuming the Tichenor Merger had occurred on October 1, 1995, the Company's Los Angeles stations would have accounted for 45% of the Company's broadcast cash flow for the nine months ended June 30, 1996. A significant decline in the revenue of the Los Angeles stations could have a material adverse effect on the Company's overall results of operations and broadcast cash flow.

     Financial Leverage; Pledge of Assets. After giving effect to the Offering (at an assumed offering price of $44.25 per share) and application of the net proceeds therefrom as set forth in "Use of Proceeds" and the consummation of the Tichenor Merger, the Company's total debt would have been approximately $75.2 million at September 30, 1996. There can be no assurance that the Company will have sufficient cash flow to satisfy its future debt service requirements, particularly if there is a downturn in the operating performance of its radio stations or in economic conditions.

     Substantially all of the Company's assets are pledged to secure the Company's obligations under the Credit Agreement dated August 5, 1996, among the Company, the lenders signatory thereto and NationsBank of Texas, N.A., as agent (the "Credit Agreement"). The Credit Agreement contains various financial and operational covenants and other restrictions with which the Company must comply, including limitations on capital expenditures and the incurrence of additional indebtedness, prohibitions on the payment of cash dividends and the redemption or repurchase of capital stock of the Company and restrictions on the use of borrowings. The Credit Agreement may adversely affect the Company's ability to pursue its strategy of further growth through acquisitions. After giving effect to the application of the proceeds from the Offering and the consummation of the Tichenor Merger, the Company will have approximately $79.8 million available under the Credit Agreement for future borrowings.

     Integration of the Business of the Company and Tichenor. The Tichenor Merger involves the integration of two companies that have previously operated independently. As soon as practicable following the Tichenor Merger, the Company intends to integrate certain aspects of the operations of Tichenor. However, there can be no assurance that the Company will successfully integrate the operations of Tichenor with those of the Company or that all of the benefits expected from such integration will be realized. Any delays or unexpected costs incurred in connection with such integration could have an adverse effect on the Company's business, operating results or financial position. Additionally, there can be no assurance that the operations, management and personnel of the two companies will be compatible or that the Company or Tichenor will not experience the loss of key personnel. Furthermore, upon consummation of the Tichenor Merger, a new management team will be formed. The new management team of the Company may have different operating and strategic philosophies which may take time to integrate into the existing business. There can be no assurance that such integration will not adversely affect the operations of the Company. See "Management -- Management of the Company following the Tichenor Merger."

     Control by the Tichenor Family. Following the completion of the Offering and the consummation of the Tichenor Merger, the Tichenor Family (as hereinafter defined) will have voting control over approximately 34% of the shares of Class A Common Stock. See "The Tichenor Merger." This will enable the Tichenor Family to exert significant influence in electing the Board of Directors and over other management decisions. See "The Tichenor Merger -- Tichenor Family Ownership."

     Growth Through Future Acquisitions; Capital Requirements. One of the Company's growth strategies is to acquire additional radio stations. There can be no assurance that the Company will be able to complete any further acquisitions or, if completed, that such acquired radio stations can be operated profitably or assimilated into the Company's business structure in the manner desired by the Company's management. Entities acquired by the Company may have liabilities for which the Company may become responsible. Additional debt or equity financing may be required in order to complete future acquisitions, and there can be no assurance that the Company will be able to obtain such financing. The Company may acquire stations which have not previously broadcast Spanish language programming. In converting these stations to a Spanish language format, revenue and cash flow from station operations generated prior to the conversion may not be indicative of future financial performance. Furthermore, such conversions may result in significant operating losses for an undetermined period of time.

     Government Regulation of Broadcasting Industry. The domestic broadcasting industry is subject to extensive federal regulation which, among other things, requires approval by the FCC for the issuance, renewal, transfer and assignment of broadcasting station operating licenses and limits the number of broadcasting properties the Company may acquire. The Telecommunications Act of 1996 (the "1996 Act"), which became law on February 8, 1996, creates significant new opportunities for broadcasting companies but also creates uncertainties as to how the FCC and the courts will enforce and interpret the 1996 Act. See "The Company -- Federal Regulation of Radio Broadcasting."

     The Company's business will continue to be dependent upon acquiring and maintaining broadcasting licenses issued by the FCC, which are currently issued for a term of seven years (the 1996 Act authorizes the FCC to extend the license term to eight years, but this provision has not yet been implemented). There can be no assurance that pending or future renewal applications will be approved, or that renewals will not include conditions or qualifications that could adversely affect the Company's operations. Moreover, governmental regulations and policies may change over time and there can be no assurance that such changes would not have a material adverse impact upon the Company's business, financial position and results of operations. See "The Company -- Federal Regulation of Radio Broadcasting."

     Competition. Broadcasting is a highly competitive business. The Company's radio stations compete for audiences and advertising revenues with other radio stations of all formats, as well as with other media, such as newspapers, magazines, television, cable television, outdoor advertising and direct mail, within their respective markets. Audience ratings and market shares are subject to change and any adverse change in a particular market could have a material adverse effect on the revenue of stations located in that market. Future operations are further subject to many variables which could have an adverse effect upon the Company's financial performance. These variables include economic conditions, both general and relative to the broadcasting industry; shifts in population and other demographics; the level of competition for advertising dollars with other radio stations and other entertainment and communications media; fluctuations in operating costs; technological changes and innovations; changes in labor conditions; and changes in governmental regulations and policies and actions of federal regulatory bodies, including the FCC. Although the Company believes that each of its stations is able to compete effectively in its respective market, there can be no assurance that any such station will be able to maintain or increase its current audience ratings and advertising revenues. Radio stations can quickly change formats. Any radio station currently broadcasting in either English or Spanish could shift its format to duplicate the format of any of the Company's stations. If a station converted its programming to a format similar to that of a station owned by the Company, the ratings and broadcast cash flow of the Company's station could be adversely affected.

     New Technologies. The FCC is considering ways to introduce new technologies to the radio broadcast industry, including satellite and terrestrial delivery of digital audio broadcasting and the standardization of available technologies which significantly enhance the sound quality of AM broadcasts. The Company is unable to predict the effect any such new technology will have on the Company's financial condition or results of operations. In addition, cable television operators are introducing a new service commonly referred to as "cable radio" which provides cable television subscribers with several high-quality channels of music, news and other information, and direct satellite broadcast television companies are supplying subscribers with several high quality music channels.

     Uncertainty as to Market Price of the Class A Common Stock. Because the market price of the Class A Common Stock is subject to fluctuation, the market value of the shares of the Class A Common Stock may increase or decrease prior to and following the consummation of the Offering. There can be no assurance that at or after the consummation of the Offering the shares of the Class A Common Stock will trade at the prices at which such shares have traded in the past. The prices at which the Class A Common Stock trades after the consummation of the Offering may be influenced by many factors, including the liquidity of the Class A Common Stock, investor perceptions of the Company and the radio broadcasting industry, the operating results of the Company, the Company's dividend policy, possible future changes in regulation of the radio broadcasting industry and general economic and market conditions.

     Relationship Between the Company and Clear Channel.

          Control by Clear Channel. Following the completion of the Offering, Clear Channel will have voting control over approximately 48.5% of the shares of Class A Common Stock. This will enable Clear Channel to exert significant influence in electing the Board of Directors and over other management decisions.

          Future Sales of Common Stock. Upon consummation of the Tichenor Merger and the Offering, Clear Channel will own approximately 36% of the outstanding Common Stock of the Company on a fully diluted basis (less any shares which may be transferred in order to obtain FCC approval to consummate the Tichenor Merger). Any sale of shares of Common Stock owned by Clear Channel could adversely affect the market price for the Common Stock and could impair the ability of the Company to raise money in the equity markets. Clear Channel has indicated to the Company that it does not currently intend to sell any of its shares of the Company's Common Stock (except as may be necessary to consummate the Tichenor Merger, see "The Tichenor Merger"). In addition, pursuant to a Stockholders Agreement to be entered into in connection with the consummation of the Tichenor Merger and an agreement with the Underwriters in connection with the Offering, Clear Channel has agreed not to sell any shares of the Company's Common Stock for 180 days from the effective date of the Tichenor Merger and for 90 days from the closing of the Offering, respectively (except as may be necessary to obtain the FCC's approval of, or to consummate, the Tichenor Merger). However, there can be no assurances that Clear Channel will not sell any of such shares in the future or that any such contractual restrictions will not be waived.

          Ownership of Nonvoting Common Stock. Following the consummation of the Tichenor Merger, Clear Channel will own no shares of Class A Common Stock and thus will not be entitled to vote in the election of the Company's directors, although Clear Channel will own all of the outstanding shares of the Company's Nonvoting Common Stock, which will have a class vote on certain matters, including a merger or the sale of all or substantially all of the assets of the Company, the issuance of any shares of Preferred Stock by the Company, the amendment of the Company's certificate of incorporation in a manner that adversely affects the rights of the holders of Nonvoting Common Stock, the declaration or payment of any non-cash dividends on the Company's Common Stock or any amendment to the Company's certificate of incorporation concerning the Company's Common Stock. Furthermore, the shares of Nonvoting Common Stock will be readily convertible into Class A Common Stock, subject to any necessary FCC consents. See "Description of Capital Stock."

          Potential Conflicts of Interest. The nature of the respective businesses of the Company and Clear Channel gives rise to potential conflicts of interest between the two companies. The Company and Clear Channel are each engaged in the radio broadcasting business in Miami, and as a result, they are competing with each other for advertising revenues. Upon consummation of the Tichenor Merger, the Company and Clear Channel will begin competing with each other in additional markets. In addition, conflicts could arise with respect to transactions involving the purchase or sale of radio broadcasting companies, particularly Spanish language radio broadcasting companies, the issuance of additional shares of Common Stock, or the payment of dividends by the Company.

          Clear Channel has advised the Company that it does not currently intend to engage in the Spanish language radio broadcasting business, other than through its ownership of shares in the Company. However, circumstances could arise that would cause Clear Channel to engage in the Spanish language broadcasting business. For example, opportunities could arise which would require greater financial resources than those available to the Company or which are located in areas in which the Company does not intend to operate. Thus, although Clear Channel has no current intention to do so, there can be no assurance that it will not engage in the Spanish language broadcasting business. In addition, as part of Clear Channel's overall acquisition strategy, Clear Channel may from time to time acquire Spanish language radio broadcasting companies individually or as part of a larger group and thereafter engage in the Spanish language radio broadcasting business. Such activities could directly or indirectly compete with the Company's business.

     Shares Eligible for Future Sale. The 3,500,000 shares of Class A Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless acquired by "affiliates" (as defined in Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act ("Rule 144")). 3,679,952 of the currently outstanding shares of Class A Common Stock are freely tradeable without restriction or further registration under the Securities Act, unless acquired by "affiliates." Beginning 90 days after the date of this Prospectus, approximately 2,426,108 of the currently outstanding shares of Class A Common Stock owned by Clear Channel will be eligible for sale in the public market, subject to the volume and other limitations of Rule 144; provided, however, as long as the Registration Statement on Form S-3 declared effective on February 26, 1996 remains in effect, Clear Channel may sell 2,156,799 of such shares without regard to any limitations contained in Rule
144. Clear Channel has indicated to the Company that it does not currently intend to sell any shares of the Company's Common Stock except as may be necessary to obtain the FCC's approval of, or to consummate, the Tichenor Merger. See "The Tichenor Merger."

     Dilution. Persons purchasing shares of Class A Common Stock at the offering price will incur immediate dilution in net tangible book value per share of the common stock. As of June 30, 1996, the deficit in net tangible book value of the common stock was approximately $80.1 million, or $7.87 per share. The deficit in net tangible book value per share represents the amount of total tangible assets of the Company less total liabilities and the liquidation preference of the Series A Preferred Stock, divided by the number of shares of common stock outstanding. After giving effect to the sale of the 3,500,000 shares of Class A Common Stock offered hereby by the Company (at an assumed offering price of $44.25 per share) and the application of the estimated net proceeds thereof as described in "Use of Proceeds" (after deducting underwriting discounts and commissions and estimated offering expenses), the as adjusted net tangible book value of the common stock at June 30, 1996 would have been approximately $4.98 per share. This represents an immediate increase in net tangible book value per share of $12.85 to existing stockholders and an immediate net tangible book value dilution per share of $39.27 to investors purchasing shares in the Offering. Net tangible book value dilution per share represents the difference between the amount per share paid by new investors in the Offering and the as adjusted net tangible book value per share after the Offering.

     Forward-Looking Statements. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act. Discussions containing such forward-looking statements may be found in the material set forth under "Summary," "The Tichenor Merger" and "The Company," as well as within the Prospectus generally. In addition, when used in this Prospectus, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially from those described in the forward-looking statements as a result of the risk factors set forth herein and the matters set forth in the Prospectus generally. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances. The Company cautions the reader, however, that this list of risk factors may not be exhaustive.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 3,500,000 shares of Class A Common Stock offered hereby by the Company at an assumed public offering price of $44.25 per share (after deducting underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $147.8 million ($170.0 million if the Underwriters' over-allotment option is exercised in full). The Company will use all of the net proceeds to repay borrowings outstanding under the Credit Agreement. Upon repayment of such borrowings, the amount repaid will become available to the Company for reborrowing under the Credit Agreement for general corporate purposes, including working capital and possible acquisitions of additional broadcast properties, including the Tichenor Merger. Borrowings under the Credit Agreement bear interest at a floating rate based on either (i) the London Interbank Offered Rate ("LIBOR") for deposits in United States dollars, or (ii) the higher of the agent bank's prime rate plus an incremental rate or the federal funds rate plus an incremental rate. The average interest rate for borrowings under the Credit Agreement as of September 30, 1996, was 7.315%. Principal outstanding under the Credit Agreement is due in January 1998. The Company regularly reviews potential acquisitions of radio stations.

                      PRICE RANGE OF CLASS A COMMON STOCK

     The Class A Common Stock is traded on the Nasdaq National Market under the symbol "HBCCA." The following table sets forth for each of the quarters in the fiscal years ended September 30, 1995 and 1996 and the first quarter of fiscal 1997 the high and low closing sale prices per share as reported by the Nasdaq National Market.

                                                                              HIGH      LOW
                                                                             ------    ------
FISCAL YEAR 1995
  First Quarter............................................................. $16.37    $ 9.50
  Second Quarter............................................................  13.88      9.88
  Third Quarter.............................................................  16.25      9.88
  Fourth Quarter............................................................  21.75     15.25
FISCAL YEAR 1996
  First Quarter............................................................. $20.00    $14.00
  Second Quarter............................................................  21.00     15.25
  Third Quarter.............................................................  30.25     19.25
  Fourth Quarter............................................................  43.75     27.25
FISCAL YEAR 1997
  First Quarter (through October 9, 1996)................................... $48.50    $43.00

                                DIVIDEND POLICY

     The Company has never paid a cash dividend on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. The Company intends to retain any earnings for use in the growth of its business. The Company currently is prohibited from paying any cash dividends on its capital stock under the Credit Agreement.

                                 CAPITALIZATION

     The following table sets forth, as of June 30, 1996, (a) the actual capitalization of the Company, (b) the capitalization of the Company as adjusted to reflect the sale of the 3,500,000 shares of Class A Common Stock offered hereby by the Company at an assumed offering price of $44.25 per share (after deducting the underwriting discounts and commissions and estimated offering expenses) and the application of the estimated net proceeds therefrom as set forth in "Use of Proceeds" and (c) the pro forma capitalization of the Company to reflect the Transactions (as defined herein), as if they had occurred on June 30, 1996.

                                                                      JUNE 30, 1996
                                                        -----------------------------------------
                                                                          AS           PRO FORMA
                                                         ACTUAL      ADJUSTED(1)      AS ADJUSTED
                                                        --------     ------------     -----------
                                                                 (DOLLARS IN THOUSANDS)
Cash and cash equivalents.............................. $  3,900       $ 30,200        $  13,224
                                                        ========       ========         ========
Current portion of long-term debt...................... $    727       $    727        $     773
Long-term debt:
  Credit Agreement.....................................  121,500             --           70,248
  Other long-term debt.................................    5,361          5,361            4,165
                                                        --------       --------         --------
          Total long-term debt.........................  126,861          5,361           74,413
Stockholders' equity:
  Preferred Stock, $0.001 par value, 5,000,000 shares
     authorized; 335,634 shares of Series A issued and
     outstanding actual and as adjusted; zero shares
     issued and outstanding pro forma as adjusted......        1              1               --
  Class A Common Stock, $0.001 par value; 30,000,000
     shares authorized actual and as adjusted;
     6,823,518 shares issued and outstanding actual;
     10,323,518 shares issued and outstanding as
     adjusted; 50,000,000 shares authorized pro forma
     as adjusted and 13,309,374 shares issued and
     outstanding pro forma as adjusted.................        6             10               13
  Class B Common Stock, $0.001 par value; 7,000,000
     shares authorized actual; 4,167,116 shares issued
     and outstanding actual and as adjusted; 50,000,000
     shares authorized pro forma as adjusted and
     7,428,235 shares issued and outstanding pro forma
     as adjusted(2)....................................        4              4                8
  Additional paid-in capital...........................   96,898        244,694          435,948
  Notes receivable from stockholders...................   (4,264)        (4,264)              --
  Accumulated deficit..................................  (44,849)       (44,849)         (89,618)
  Less treasury stock..................................   (4,019)        (4,019)              --
                                                        --------       --------         --------
          Total stockholders' equity...................   43,777        191,577          346,351
                                                        --------       --------         --------
               Total capitalization.................... $171,365       $197,655        $ 421,537
                                                        ========       ========         ========

---------------
(1) Excludes any adjustments relating to the Heftel Reorganization which occurred on August 5, 1996. See "Notes to Unaudited Pro Forma Condensed Consolidated Financial Information."

(2) Upon consummation of the Tichenor Merger, the authorized Class B Common Stock will be amended to become Nonvoting Common Stock.

                              THE TICHENOR MERGER

     Tichenor is a national radio broadcasting company engaged in the business of acquiring, developing and programming Spanish language radio stations in major Hispanic markets located in the United States. Currently, Tichenor owns or programs 20 radio stations serving six of the top ten Hispanic markets in the United States, including San Francisco/San Jose, Chicago, Houston, San Antonio, McAllen/Brownsville/Harlingen and El Paso. Individually or through AM-FM station combinations, Tichenor operates the top-rated radio station in any format in three of the top ten Hispanic markets (San Antonio, McAllen/Brownsville/Harlingen, and El Paso), as measured by the Arbitron four book average adults 25-54 demographic. Tichenor operates the top-rated Spanish language radio station in five of its six markets as measured by the same audience share statistics. Tichenor recently entered the San Francisco/San Jose market, the fourth largest Hispanic market, by purchasing KSOL-FM and KZOL-FM (formerly KYLZ-FM) for approximately $40 million. These two stations, previously programmed in English, were converted to a Spanish format in August 1996. These two stations will be simulcast under one Spanish format, representing the first full-signal Spanish FM stations to cover the San Francisco/San Jose market.

     The Tichenor Merger Agreement. On July 9, 1996, Clear Channel and Tichenor entered into the Tichenor Merger Agreement which, subject to the terms and conditions thereof, provides for the acquisition of Tichenor by the Company. The then existing management and Board of Directors of the Company were not involved in the negotiations concerning the acquisition of Tichenor. On August 14, 1996, after the consummation of the Tender Offer, Clear Channel offered to assign the Tichenor Merger Agreement to the Company in accordance with the Tichenor Merger Agreement, and on October 10, 1996, the Board of Directors of the Company approved the Tichenor Merger and the assignment to the Company of the Tichenor Merger Agreement. In approving the Tichenor Merger, the Company considered, among other things, the strength of the combined management of the Company and Tichenor; the marketing and operating benefits of the expansion of the Company's presence into each of the top ten Hispanic markets; and the benefits of diversifying the Company's operations thereby reducing its reliance on any individual market.

     Pursuant to the Tichenor Merger Agreement, a newly-formed wholly-owned subsidiary of the Company will be merged with and into Tichenor and the shares of Tichenor capital stock (other than certain preferred stock) will be converted into shares of the Company's Class A Common Stock. Pursuant to the Tichenor Merger Agreement, (i) 684,168.93 shares of outstanding Tichenor common stock will be converted into an aggregate of approximately 5,354,350 shares of the Company's Class A Common Stock, (ii) 35,772.48 shares of Tichenor's outstanding Junior Preferred Stock will be converted into an aggregate of approximately 155,528 shares of the Company's Class A Common Stock, (iii) 3,000 shares of Tichenor's outstanding 14% Senior Redeemable Cumulative Preferred Stock will be converted into the right to receive an aggregate of $3,000,000, plus approximately $379,000 of accrued and unpaid dividends, and (iv) an existing warrant for Tichenor capital stock, or the shares received upon exercise thereof if the warrant is exercised prior to the effective time of the Tichenor Merger, shall be converted into 180,000 shares of the Company's Class A Common Stock. As a result of the Tichenor Merger, Tichenor will become a wholly-owned subsidiary of the Company. The Company will also assume Tichenor's outstanding debt which was $71.3 million at September 30, 1996.

     Prior to consummation of the Tichenor Merger, Clear Channel will purchase 16,664 shares of Tichenor common stock from certain shareholders of Tichenor for approximately $3,000,000. At the effective time of the Tichenor Merger, each share of Tichenor common stock owned by Clear Channel will be converted into
7.8261 shares of Nonvoting Common Stock and each share of the Company's Class A Common Stock owned by Clear Channel will be converted into one share of Nonvoting Common Stock.

     Future Management Team. The Tichenor Merger Agreement provides that the Company will take such actions necessary so that immediately after the effective time of the Tichenor Merger five designees of Tichenor shall constitute the entire Board of Directors of the Company. The Tichenor Merger Agreement also provides that at or prior to the effective time of the Tichenor Merger, the Company will enter into an employment agreement with McHenry T. Tichenor, Jr. pursuant to which Mr. Tichenor will serve as Chairman, President and Chief Executive Officer of the Company for a five year term.

     Registration Rights. The Tichenor Merger Agreement also provides that the Company will grant certain demand and "piggyback" registration rights to certain former Tichenor shareholders (including Mr. Tichenor) who will own an aggregate of 5,180,827 shares of Class A Common Stock following the Tichenor Merger (collectively, the "Major Tichenor Shareholders"), and will grant certain demand and piggyback registration rights to Clear Channel with respect to any shares of Class A Common Stock that may be held from time to time by Clear Channel following the Tichenor Merger. It is also contemplated that Clear Channel and the Major Tichenor Shareholders will enter into a Stockholders Agreement with the Company whereby such stockholders will agree to certain restrictions on the transfer of their shares of Common Stock of the Company and will grant certain rights of first refusal and "tag-along" rights with respect to certain sales of such shares.

     Conditions to the Tichenor Merger. Consummation of the Tichenor Merger is subject to a number of conditions, including approval of the Tichenor Merger Agreement by the stockholders of the Company and Tichenor; the receipt by the Company of an opinion from a nationally recognized investment banking firm or financial advisor that the consideration to be paid by the Company in the Tichenor Merger is fair to the stockholders of the Company from a financial point of view; expiration or termination of the applicable waiting period under the HSR Act; effectiveness under the Securities Act of a registration statement relating to the securities of the Company to be issued in the Tichenor Merger; no material adverse effect occurring with respect to Tichenor or the Company; and the receipt of all required FCC approvals. In addition, the consummation of the Tichenor Merger may not occur prior to February 6, 1997. There can be no assurance that all of these conditions will be satisfied or waived or that the Tichenor Merger will be consummated. Clear Channel, which will own a majority of the outstanding shares of the Company's Class A Common Stock on the record date for the vote for the Tichenor Merger, intends to vote all such shares in favor of the Tichenor Merger Agreement.

     Consummation of the Tichenor Merger requires the approval of the FCC. The FCC's cross-interest policy bars a party that holds an attributable interest in one or more radio stations in a market from having a "meaningful relationship" with another radio station in that market. A "meaningful relationship" is construed by the FCC to include a non-voting equity position in excess of 33 1/3% of the total outstanding Common Stock. See "The Company -- Federal Regulation of Radio Broadcasting." After consummation of the Tichenor Merger and the Offering, Clear Channel could own approximately 36% of the Common Stock. Clear Channel has informed the Company that it is considering a number of alternatives to comply with FCC regulations upon consummation of the Tichenor Merger. In the event that no other alternative is approved by the FCC, Clear Channel may place any remaining shares of Nonvoting Common Stock above the 33 1/3% maximum in a disposition trust for the purpose of sale through negotiated block transactions or other types of sales. The use of a disposition trust, and the terms thereof, would be subject to the prior consent of the FCC.

     Tichenor Family Ownership. Upon consummation of the Tichenor Merger and after giving effect to the Offering, Mr. Tichenor and certain members of his family (collectively, the "Tichenor Family") will own an aggregate of approximately 4,556,486 shares of Class A Common Stock (representing approximately 34% of the then outstanding Class A Common Stock) and may have the ability, if they act together as a group, to control the Company. The members of the Tichenor Family have entered into a Voting Agreement pursuant to which the majority of the shares of Tichenor common stock and Junior Preferred Stock currently held by them, as well as the approximately 4,345,718 shares of the Company's Class A Common Stock to be received in exchange therefor in the Tichenor Merger, shall be voted in accordance with the instructions of McHenry
T. Tichenor, Jr. and McHenry T. Tichenor, Sr. until such time as the FCC shall have approved an amendment to such agreement, whereupon the shares subject to the voting agreement shall be voted in accordance with the instructions of the holders of a majority of such shares.

     Clear Channel Ownership. Upon consummation of the Tichenor Merger, Clear Channel will own only Nonvoting Common Stock and thus will not have the right to vote for the election of directors of the Company, although Clear Channel will have certain class voting rights discussed in more detail below.

     The Nonvoting Common Stock that Clear Channel will receive in the Tichenor Merger will convert into Class A Common Stock automatically upon sale or transfer to a person or entity other than Clear Channel. Each share of the Nonvoting Common Stock will also be convertible into Class A Common Stock at the option of its holder, subject to any necessary FCC consent. In addition, Clear Channel may convert shares of Class A Common Stock held by it into shares of Nonvoting Common Stock at its option.

     Holders of the Nonvoting Common Stock will in certain circumstances have certain voting rights. Specifically, so long as Clear Channel owns at least 20% of the Company's Common Stock then outstanding, the Company will not be able to, and will not be able to permit any subsidiary to, without the vote or consent by the holders of a majority of the Nonvoting Common Stock voting as a single class, take any of the following actions: (i) effect the sale, lease or other transfer of all or substantially all of the assets of the Company, or any merger or consolidation involving the Company where the stockholders of the Company immediately prior to such transaction would not own at least 50% of the capital stock of the surviving entity, or any reclassification, recapitalization, dissolution, liquidation or winding up of the Company; (ii) authorize, issue or obligate itself to issue any shares of Preferred Stock; (iii) make or permit any amendment to the Company's certificate of incorporation that adversely affects the rights of the holders of Nonvoting Common Stock; (iv) declare or pay any non-cash dividends on or make any other non-cash distribution on its common stock; or (v) make or permit any amendment or modification to the Company's certificate of incorporation concerning the Company's Common Stock. See "Description of Capital Stock."

     Loan to Tichenor. Concurrent with the execution of the Tichenor Merger Agreement, Clear Channel and a subsidiary of Tichenor entered into a Loan Agreement (the "Tichenor Loan Agreement"), pursuant to which Clear Channel loaned $40 million to a Tichenor subsidiary to finance the subsidiary's acquisition of two FM radio stations and related assets serving the San Francisco/San Jose market. The loan becomes due on September 30, 1997, and must be repaid in full at that time. The loan has no penalty for early repayment and carries a market rate of interest.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma condensed consolidated financial information presents the Company's balance sheet at June 30, 1996 as if at such date, the following transactions (collectively, the "Transactions") had been completed: (i) the Heftel Reorganization (as defined herein); (ii) the Offering (at an assumed offering price of $44.25 per share) and application of the estimated net proceeds therefrom as set forth in "Use of Proceeds;" (iii) the Tichenor Acquisitions (as defined herein); and (iv) the Tichenor Merger. The following unaudited pro forma condensed consolidated statements of operations present the Company's results of operations for the year ended September 30, 1995 and the nine months ended June 30, 1996 and Tichenor's results of operations for the year ended December 31, 1995 and the nine months ended June 30, 1996, as if the Transactions had been completed at October 1, 1994 and October 1, 1995, respectively, excluding certain costs incurred as a result of the Heftel Reorganization, as further described below. The pro forma condensed consolidated financial statements also give effect to various acquisitions completed by Tichenor (the "Tichenor Acquisitions") during the periods presented, as more fully described in the Notes hereto. For purposes hereof "Heftel Reorganization" shall mean the consummation of the following: (i) the Tender Offer, (ii) the Company's borrowing of $135,000,000 under the Credit Agreement and the use of the proceeds to repay amounts owed under the former credit agreement and to pay amounts payable under non-compete and employment contract settlement agreements relating to the termination of senior management plus certain transaction costs related to the Tender Offer, (iii) the discontinuance of the radio network operations of CRC, and (iv) the disposition of duplicate facilities.

     The unaudited pro forma condensed consolidated statements of operations do not reflect certain costs incurred as a result of the Heftel Reorganization, specifically one-time charges for (i) employment contract settlement payments plus certain other severance costs related to the Tender Offer; (ii) the write-off of deferred financing charges related to the former credit agreement;
(iii) the loss relating to the discontinued radio network operations of CRC; and
(iv) transaction costs related to the Tender Offer and costs relating to the disposition of duplicate facilities.

     The purchase price of the Tichenor Merger approximates $253.2 million, assuming the issuance of 5,689,878 shares of the Company's Common Stock (with a per share value equal to $31.75, which was the closing price for the Class A Common Stock on July 9, 1996, the day the Tichenor Merger was announced), the Company's assumption of Tichenor's outstanding debt, which was approximately $70.3 million at June 30, 1996 (on a pro forma basis), plus the redemption of 3,000 shares of Tichenor's outstanding 14% Senior Redeemable Cumulative Preferred Stock for $3,000,000, plus approximately $379,000 of accrued and unpaid dividends, less cash of Tichenor on a pro forma basis. Such purchase price will change based on the actual debt and cash of Tichenor on the closing date for the Tichenor Merger. The Tichenor Merger will be accounted for using the purchase method of accounting. The purchase price will be allocated primarily to FCC licenses and other intangible assets and amortized over 40 years. Certain reclassifications have been made to the historical condensed consolidated statements of operations of the Company for the year ended September 30, 1995 and for the nine months ended June 30, 1996 to reflect the effect on those periods of the discontinued radio network operations of CRC. The pro forma condensed consolidated financial information does not purport to present the actual financial position or results of operations of the Company had the Transactions actually occurred on the dates specified, nor is it necessarily indicative of the results of operations that may be achieved in the future. See "The Tichenor Merger," "Use of Proceeds," "Capitalization" and the Financial Statements included elsewhere in this Prospectus or incorporated herein by reference.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                         YEAR ENDED SEPTEMBER 30, 1995
                 (Dollars in thousands, except per share data)

                                COMPANY             HEFTEL              THE          COMPANY       TICHENOR         TICHENOR
                             AS REPORTED(1)   REORGANIZATION(2)     OFFERING(3)    AS ADJUSTED    AS REPORTED    ACQUISITIONS(4)
                             --------------   ------------------    ------------   -----------    -----------    ---------------
Net broadcasting revenues...   $   64,160          $     --           $     --     $   64,160       $41,601          $ 3,810
Station operating
 expenses...................       43,643                --                 --         43,643        29,745            4,598
Corporate expenses..........        4,720            (2,500)(5)             --          2,220         2,685              767
Depreciation and
 amortization...............        3,344             1,400(6)              --          4,744         2,467              452
                               ----------          --------           --------     ----------       -------          -------
 Total operating expenses...       51,707            (1,100)                --         50,607        34,897            5,817
                               ----------          --------           --------     ----------       -------          -------
Operating income (loss).....       12,453             1,100                 --         13,553         6,704           (2,007)
Other income (expense),
 net........................         (428)                                  --           (428)           39               --
Interest expense, net.......       (6,389)               --              6,389             --        (2,040)          (2,105)
                               ----------          --------           --------     ----------       -------          -------
Income (loss) before
 minority interest and
 provision for income
 taxes......................        5,636             1,100              6,389         13,125         4,703           (4,112)
Minority interest...........       (1,167)               --                 --         (1,167)           --               --
Income tax (expense)
 benefit....................         (150)               --                 --           (150)       (2,780)              --
                               ----------          --------           --------     ----------       -------          -------
Income (loss) from
 continuing operations......        4,319             1,100              6,389         11,808         1,923           (4,112)
                               ----------          --------           --------     ----------       -------          -------
Loss from discontinued
 operations of CRC..........         (626)               --                 --           (626)           --               --
                               ----------          --------           --------     ----------       -------          -------
Net income (loss)...........   $    3,693          $  1,100           $  6,389     $   11,182       $ 1,923          $(4,112)
                               ==========          ========           ========     ==========       =======          =======
Income from continuing
 operations per common and
 common equivalent share....        $0.40                                                $.79
                               ==========                                          ==========
Net income (loss) per common
 and common equivalent
 share......................        $0.34                                                $.75          $.07(7)
                               ==========                                          ==========       =======
Weighted average shares
 outstanding................   10,805,346                                          14,916,159       683,396
                               ==========                                          ==========       =======
OTHER OPERATING DATA:
Broadcast cash flow.........      $20,517                                             $20,517       $11,856

                                                              TICHENOR         COMPANY
                               TICHENOR                        MERGER         PRO FORMA
                               PRO FORMA        TICHENOR      PRO FORMA       CONDENSED
                              ADJUSTMENTS       PRO FORMA    ADJUSTMENTS     CONSOLIDATED
                              -----------       ---------    -----------     ------------
                             <C
Net broadcasting revenues...    $    --          $45,411       $    --        $  109,571
Station operating
 expenses...................       (155)(8)       34,188            --            77,831
Corporate expenses..........       (668)(8)        2,784            --             5,004
Depreciation and
 amortization...............      1,173(9)         4,092         5,204(12)        14,040
                                -------          -------       -------        ----------
 Total operating expenses...        350           41,064         5,204            96,875
                                -------          -------       -------        ----------
Operating income (loss).....       (350)           4,347        (5,204)           12,696
Other income (expense),
 net........................         --               39            --              (389)
Interest expense, net.......     (2,905)(10)      (7,050)           --            (7,050)
                                -------          -------       -------        ----------
Income (loss) before
 minority interest and
 provision for income
 taxes......................     (3,255)          (2,664)       (5,204)            5,257
Minority interest...........         --               --            --            (1,167)
Income tax (expense)
 benefit....................      2,858(11)           78        (1,428)(13)       (1,554)
                                -------          -------       -------        ----------
Income (loss) from
 continuing operations......       (397)          (2,586)       (6,686)            2,536
                                -------          -------       -------        ----------
Loss from discontinued
 operations of CRC..........         --               --            --              (626)
                                -------          -------       -------        ----------
Net income (loss)...........    $  (397)         $(2,586)      $(6,686)       $    1,910
                                =======          =======       =======        ==========
Income from continuing
 operations per common and
 common equivalent share....                                                  $     0.12
                                                                              ==========
Net income (loss) per common
 and common equivalent
 share......................                     $ (6.53)(7)                  $     0.09
                                                 =======                      ==========
Weighted average shares
 outstanding................                     683,396                      20,606,037
                                                 =======                      ==========
OTHER OPERATING DATA:
Broadcast cash flow.........                     $11,223                         $31,740

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                        NINE MONTHS ENDED JUNE 30, 1996
                 (Dollars in thousands, except per share data)

                                 COMPANY            HEFTEL              THE       COMPANY AS    TICHENOR AS       TICHENOR
                              AS REPORTED(1)   REORGANIZATION(2)    OFFERING(3)    ADJUSTED    REPORTED(14)   ACQUISITIONS(4)
                              --------------   -----------------    -----------   -----------  -------------  ----------------
Net broadcasting revenues....   $   53,053          $    --           $    --     $    53,053     $32,548         $  3,060
Station operating expenses...       35,835               --                --          35,835      23,699            3,589
Corporate expenses...........        3,693           (1,875)(5)            --           1,818       2,229              296
Depreciation and
  amortization...............        3,568              940(6)             --           4,508       2,120              426
                                ----------          -------           -------      ----------     -------          -------
    Total operating
      expenses...............       43,096             (935)               --          42,161      28,048            4,311
                                ----------          -------           -------      ----------     -------          -------
Operating income (loss)......        9,957              935                --          10,892       4,500           (1,251)
Other income (expense), net..       (1,325)              --                --          (1,325)       (353)              (6)
Interest expense, net........       (7,935)              --             7,935              --      (1,747)          (1,998)
                                ----------          -------           -------      ----------     -------          -------
Income (loss) before minority
  interest and provision for
  income taxes...............          697              935             7,935           9,567       2,400           (3,255)
Minority interest............           --               --                --              --          --               --
Income tax (expense)
  benefit....................          (65)              --                --             (65)       (695)              --
                                ----------          -------           -------      ----------     -------          -------
Income from continuing
  operations.................          632              935             7,935           9,502       1,705           (3,255)
Loss from discontinued
  operations of CRC..........       (1,608)              --                --          (1,608)         --               --
                                ----------          -------           -------      ----------     -------          -------
Net income (loss)............   $     (976)         $   935           $ 7,935     $     7,894     $ 1,705         $ (3,255)
                                ==========          =======           =======      ==========     =======          =======
Income from continuing
  operations per common and
  common equivalent share....         $.06                                               $.63
                                ==========                                         ==========
Net income (loss) per common
  and common equivalent
  share......................        $(.10)                                              $.53       $1.42(7)
                                ==========                                         ==========     =======
Weighted average shares
  outstanding................   10,326,354                                         15,035,231     683,743
                                ==========                                         ==========     =======
OTHER OPERATING DATA:
Broadcast cash flow..........      $17,218                                            $17,218      $8,849

                                                            TICHENOR       COMPANY
                                TICHENOR                     MERGER       PRO FORMA
                                PRO FORMA      TICHENOR     PRO FORMA     CONDENSED
                               ADJUSTMENTS     PRO FORMA   ADJUSTMENTS   CONSOLIDATED
                               -----------     ---------   -----------   ------------
Net broadcasting revenues....    $    --        $35,608      $    --      $   88,661
Station operating expenses...       (122)(8)     27,166           --          63,001
Corporate expenses...........       (220)(8)      2,305           --           4,123
Depreciation and
  amortization...............        681(9)       3,227        3,903(12)      11,638
                                 -------        -------      -------      ----------
    Total operating
      expenses...............        339         32,698        3,903          78,762
                                 -------        -------      -------      ----------
Operating income (loss)......       (339)         2,910       (3,903)          9,899
Other income (expense), net..         --           (359)          --          (1,684)
Interest expense, net........     (1,536)(10)    (5,281)          --          (5,281)
                                 -------        -------      -------      ----------
Income (loss) before minority
  interest and provision for
  income taxes...............     (1,875)        (2,730)      (3,903)          2,934
Minority interest............         --             --           --              --
Income tax (expense)
  benefit....................      1,949(11)      1,254       (2,304)(13)      (1,115)
                                 -------        -------      -------      ----------
Income from continuing
  operations.................         74         (1,476)      (6,207)          1,819
Loss from discontinued
  operations of CRC..........         --             --           --          (1,608)
                                 -------        -------      -------      ----------
Net income (loss)............    $    74        $(1,476)     $(6,207)     $      211
                                 =======        =======      =======      ==========
Income from continuing
  operations per common and
  common equivalent share....                                                  $0.09
                                                                          ==========
Net income (loss) per common
  and common equivalent
  share......................                   $ (3.23)(7)                    $0.01
                                                =======                   ==========
Weighted average shares
  outstanding................                   683,743                   20,725,109
                                                =======                   ==========
OTHER OPERATING DATA:
Broadcast cash flow..........                   $ 8,442                      $25,660

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS
                              AS OF JUNE 30, 1996
                             (Dollars in thousands)

                                       COMPANY           HEFTEL            THE         COMPANY AS     TICHENOR          TICHENOR
                                     AS REPORTED     REORGANIZATION    OFFERING(3)      ADJUSTED     AS REPORTED    ACQUISITIONS(15)
                                     ------------    --------------    ------------    ----------    -----------    ----------------
ASSETS:
 Cash and cash equivalents..........   $  3,900         $ (1,959)(16)    $  12,800      $ 14,741       $ 2,962           $     1
 Accounts receivable, net...........     19,090               --                --        19,090        10,263               763
 Other current assets...............      3,843           (2,214)(17)           --         1,629           709                36
                                       --------         --------         ---------      --------       -------           -------
   Total current assets.............     26,833           (4,173)           12,800        35,460        13,934               800
 Property and equipment, net........     19,859           (1,400)(18)           --        18,459         7,595               550
 Intangible assets, net.............    123,501              810(19)            --       124,311        34,202            15,210
 Other assets.......................     10,290           (8,283)(20)           --         2,007         1,563               407
                                       --------         --------         ---------      --------       -------           -------
   Total assets.....................   $180,483         $(13,046)        $  12,800      $180,237       $57,294           $16,967
                                       ========         ========         =========      ========       =======           =======
LIABILITIES AND STOCKHOLDERS'
 EQUITY:
 Current liabilities................   $  9,118         $  5,644(21)     $      --      $ 14,762       $ 4,929           $   683
 Current portion of long-term debt..        727               --                --           727            46                12
 Long-term debt, net of current
   portion:
   Credit Agreement.................    121,500           13,500(22)      (135,000)           --        28,348            24,448
   Other long-term debt.............      5,361           (1,207)               --         4,154            11                --
                                       --------         --------         ---------      --------       -------           -------
   Total long-term debt, net of
     current portion................    126,861           12,293          (135,000)        4,154        28,359            24,448
 Deferred income taxes..............         --               --                --            --         3,528                --
 Senior preferred stock.............         --               --                --            --         3,379                --
 Common stock purchase warrant......         --               --                --            --         4,140                --
                                       --------         --------         ---------      --------       -------           -------
   Total liabilities................    136,706           17,937          (135,000)       19,643        44,381            25,143
 Preferred stock....................          1               (1)(23)           --            --            --                --
 Junior preferred stock.............         --               --                --            --           368                --
 Class A common stock...............          6                5(23)             4            15            --                --
 Class B common stock*..............          4               (4)(23)           --            --            --                --
 Common stock (Tichenor)............         --               --                --            --           744                --
 Additional paid-in capital.........     96,898            5,503(23)       147,796       250,197         4,357                --
 Notes receivable from
   stockholders.....................     (4,264)           4,264(23)            --            --          (175)               --
 (Accumulated deficit) Retained
   earnings.........................    (44,849)..       (44,769)(24)           --       (89,618)        9,008            (8,176)
 Less treasury stock, at cost.......     (4,019)           4,019(23)            --            --        (1,389)               --
                                       --------         --------         ---------      --------       -------           -------
   Total stockholders' equity.......     43,777          (30,983)          147,800       160,594        12,913            (8,176)
                                       --------         --------         ---------      --------       -------           -------
   Total liabilities and
     stockholders' equity...........   $180,483         $(13,046)        $  12,800      $180,237       $57,294           $16,967
                                       ========         ========         =========      ========       =======           =======

                                                                    TICHENOR         COMPANY
                                       TICHENOR                      MERGER         PRO FORMA
                                       PRO FORMA      TICHENOR      PRO FORMA       CONDENSED
                                      ADJUSTMENTS     PRO FORMA    ADJUSTMENTS    CONSOLIDATED
                                      -----------     ---------    -----------    -------------
                                     <C
ASSETS:
 Cash and cash equivalents..........    $(1,101)(25)   $ 1,862       $ (3,379)(28)   $  13,224
 Accounts receivable, net...........       (763)(26)    10,263             --          29,353
 Other current assets...............        (36)(26)       709             --           2,338
                                        -------        -------       --------        --------
   Total current assets.............     (1,900)        12,834         (3,379)         44,915
 Property and equipment, net........      1,100(27)      9,245             --          27,704
 Intangible assets, net.............     26,140(27)     75,552        208,154(29)     408,017
 Other assets.......................       (407)(26)     1,563             --           3,570
                                        -------        -------       --------        --------
   Total assets.....................    $24,933        $99,194       $204,775        $484,206
                                        =======        =======       ========        ========
LIABILITIES AND STOCKHOLDERS'
 EQUITY:
 Current liabilities................    $  (683)(26)   $ 4,929       $     --        $ 19,691
 Current portion of long-term debt..        (12)(26)        46             --             773
 Long-term debt, net of current
   portion:
   Credit Agreement.................     17,452(25)     70,248             --          70,248
   Other long-term debt.............         --             11             --           4,165
                                        -------        -------       --------        --------
   Total long-term debt, net of
     current portion................     17,452         70,259             --          74,413
 Deferred income taxes..............         --          3,528         39,450(30)      42,978
 Senior preferred stock.............         --          3,379         (3,379)(28)          --
 Common stock purchase warrant......         --          4,140         (4,140)(31)          --
                                        -------        -------       --------        --------
   Total liabilities................     16,757         86,281         31,931         137,855
 Preferred stock....................         --             --             --              --
 Junior preferred stock.............         --            368           (368)(31)          --
 Class A common stock...............         --             --             (2)(31)          13
 Class B common stock*..............         --             --              8               8
 Common stock (Tichenor)............         --            744           (744)(31)          --
 Additional paid-in capital.........         --          4,357        181,394(31)     435,948
 Notes receivable from
   stockholders.....................         --           (175)           175(31)          --
 (Accumulated deficit) Retained
   earnings.........................      8,176(26)      9,008         (9,008)(32)     (89,618)
 Less treasury stock, at cost.......         --         (1,389)         1,389(31)          --
                                        -------        -------       --------        --------
   Total stockholders' equity.......      8,176         12,913        172,844         346,351
                                        -------        -------       --------        --------
   Total liabilities and
     stockholders' equity...........    $24,933        $99,194       $204,775        $484,206
                                        =======        =======       ========        ========

* Includes Class B referred to in this Prospectus as Nonvoting Common Stock.

   NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     (1) The Company's historical condensed consolidated statements of operations for the year ended September 30, 1995 and the nine months ended June 30, 1996 have been restated to reflect the effects of the discontinued operations of CRC (see Note 24).

     (2) The unaudited pro forma condensed consolidated statements of operations do not reflect the effects of certain of the Heftel Reorganization one-time charges. Such charges, which have been omitted from the pro forma adjustments, include the following: (i) employment contract settlement payments plus certain other estimated severance costs, both of which are related to the Tender Offer, in the aggregate amount of approximately $21,000,000; (ii) the non-cash write-off of approximately $7,461,000 in unamortized deferred financing costs related to the former credit agreement; (iii) approximately $8,100,000 relating to the discontinued operations of CRC, of which $6,500,000 reflects non-cash charges resulting from the write-off of goodwill; and (iv) approximately $3,723,000 in transaction costs relating to the Tender Offer and estimated costs of $2,900,000 to dispose of certain duplicate facilities (see Note 24).

     (3) Reflects the application of the estimated net proceeds from the Offering toward the paydown of debt outstanding under the Credit Agreement and the related effects on interest expense and the effect of the Offering on the Company's Common Stock and additional paid-in capital.

     (4) Represents the historical operating results of the Tichenor Acquisitions for the period of January 1, 1995 to the respective dates on which Tichenor began operating the acquired stations as a result of the purchase of station assets or entering into local marketing agreements as follows:

                                                                                         NINE MONTHS ENDED
                                       YEAR ENDED DECEMBER 31, 1995                        JUNE 30, 1996
                             ------------------------------------------------   ------------------------------------
                                                     KSOL-FM/                               KSOL-FM/
                             KQXX-FM     KRTX-FM      KYLZ-FM        TOTAL      KQXX-FM      KYLZ-FM        TOTAL
                             --------   ---------   -----------   -----------   --------   -----------   -----------
Revenues...................  $ 246,319   $ 135,651  $ 3,427,826   $ 3,809,796   $133,804   $ 2,926,098   $ 3,059,902
Station operating expenses
  excluding depreciation
  and amortization.........   189,842     234,745     4,172,968     4,597,555   129,100      3,460,245     3,589,345
Corporate expense..........    12,000          --       755,573       767,573        --        295,483       295,483
Depreciation and
  amortization.............    12,100       9,283       430,609       451,992     5,600        420,415       426,015
Interest expense...........        --          --     2,104,583     2,104,583        --      1,998,030     1,998,030
Other expense..............        --          --            --            --        --          5,843         5,843
                             --------   ---------   -----------   -----------   --------   -----------   -----------
        Total expenses.....   292,904     244,028     7,643,733     7,921,703   134,700      6,180,016     6,314,716
                             --------   ---------   -----------   -----------   --------   -----------   -----------
        Net loss...........  $(46,585)  $(108,377)  $(4,035,907)  $(4,111,907)  $   (896)  $(3,253,918)  $(3,254,814)
                             ========   =========   ===========   ===========   ========   ===========   ===========

     (5) Reflects the elimination of executive compensation and related benefits of approximately $2,500,000 and $1,875,000 for the year ended September 30, 1995 and for the nine months ended June 30, 1996, respectively, relating to two former officers of the Company terminated in connection with the consummation of the Tender Offer.

     (6) Reflects the amortization of the payments of $7,000,000 under five-year non-compete agreements entered into with former senior management in connection with the termination of their employment.

     (7) Net income per common and common equivalent share for Tichenor is calculated by deducting senior preferred stock dividends and accretion of stock warrant aggregating $1,873,069 and $732,324 for the year ended December 31, 1995 and nine months ended June 30, 1996, respectively, from net income and dividing such result by the weighted average shares outstanding for the respective period. As a result of the Tichenor Merger, the senior preferred stock and stock warrant will be retired and the related dividend and accretion requirements will be eliminated.

     (8) Represents the elimination of local marketing agreement fees relating to KPMQ-AM, KLTN-FM, KQXX-FM and KRTX-FM of $155,468 and $122,000 and duplicative corporate expenses of $667,573 and $220,483, for the year ended December 31, 1995 and the nine months ended June 30, 1996, respectively.

     (9) Represents incremental depreciation and amortization resulting from the Tichenor Acquisitions for the period of January 1, 1995 through the respective dates of purchase as follows:

                                                                                       KSOL-FM/
                                    KMPQ-AM   KLTN-FM   KRTX-FM   KQXX-FM    KLTP-FM    KYLZ-FM      TOTAL
                                    -------   -------   -------   --------   -------   ---------   ----------
PRO FORMA ADJUSTMENTS FOR THE YEAR ENDED DECEMBER 31, 1995:

Depreciation......................  $39,046   $13,834   $   --    $ 21,429   $14,286   $200,000    $  288,595
Amortization......................   24,765    42,109    87,500    188,750    20,000    973,333     1,336,457
Less historical...................       --        --        --    (12,100)   (9,283)  (430,609)     (451,992)
                                    -------   -------   -------   --------   -------   ---------   ----------
        Total.....................  $63,811   $55,943   $87,500   $198,079   $25,003   $742,724    $1,173,060
                                    =======   =======   =======   ========   =======   =========   ==========

PRO FORMA ADJUSTMENTS FOR THE NINE MONTHS ENDED JUNE 30, 1996:

Depreciation......................  $   --    $   --    $   --    $ 16,072   $10,714   $150,000    $  176,786
Amortization......................      --        --     43,750    141,562    15,000    730,000       930,312
Less historical...................      --        --        --      (5,600)      --    (420,415)     (426,015)
                                    -------   -------   -------   --------   -------   ---------   ----------
        Total.....................  $   --    $   --    $43,750   $152,034   $25,714   $459,585    $  681,083
                                    =======   =======   =======   ========   =======   =========   ==========

     The estimated weighted average useful lives of fixed assets, FCC licenses, going concern and other intangibles are assumed to be seven, forty, fifteen and five years, respectively. The purchase prices of KQXX-FM, KLTP-FM and KSOL-FM/KYLZ-FM have been allocated to the assets acquired on a preliminary basis based on management estimates. Such allocations are subject to change upon receipt of an independent appraisal.

     (10) Represents incremental interest expense associated with borrowings in connection with the Tichenor Acquisitions as if such borrowings were outstanding for the entire periods presented. The purchases of KPMQ-AM, KLTN-FM, KRTX-FM, KQXX-FM and KLTP-FM were funded with cash from operations and borrowings under Tichenor's credit facility. The purchase of KSOL-FM/ KYLZ-FM was funded with a note payable issued to Clear Channel with a weighted average interest rate of 11%. The weighted average interest rate under Tichenor's credit facility during the respective periods is 8% based on historical borrowing costs.

                                                                                           LESS
                                                                            KSOL-FM/    HISTORICAL
                      KMPQ-AM   KLTN-FM    KRTX-FM    KQXX-FM    KLTP-FM    KYLZ-FM      BALANCES       TOTAL
                      -------   --------   --------   --------   -------   ----------   -----------   ----------
PRO FORMA ADJUSTMENTS FOR THE YEAR ENDED DECEMBER 31, 1995:

  Interest expense... $83,333   $133,833   $240,000   $104,000   $48,000   $4,400,000   $(2,104,583)  $2,904,583
                      =======   ========   ========   ========   =======   ==========   ===========   ==========

PRO FORMA ADJUSTMENTS FOR THE NINE MONTHS ENDED JUNE 30, 1996:

  Interest expense... $   --    $    --    $120,000   $78,000    $36,000   $3,300,000   $(1,998,030)  $1,535,970
                      =======   ========   ========   ========   =======   ==========   ===========   ==========

     (11) Represents the income tax effect of the Tichenor Acquisitions at an estimated effective income tax rate of 38%.

     (12) Reflects incremental amortization expense of approximately $5,204,000 and $3,903,000 for the year ended September 30, 1995 and the nine months ended June 30, 1996, respectively, resulting from the amortization over forty years of additional intangible assets allocated and recorded as a result of the Tichenor Merger.

     (13) Reflects the incremental income tax effects of the pro forma adjustments based on net income from continuing operations at an assumed tax rate of 38%.

     (14) Represents the historical operating results of Tichenor for the nine months ended June 30, 1996 obtained by adding Tichenor operating results for the three months ended December 31, 1995 to operating results for the six months ended June 30, 1996. Net revenues and net loss for the three months ended December 31, 1995 were $11,189,911 and ($119,267), respectively.

     (15) Represents the historical balance sheets of KQXX-FM, KLTP-FM and KSOL-FM/KYLZ-FM at June 30, 1996 as follows:

                                                                    KSOL-FM/
                                          KQXX-FM      KLTP-FM       KYLZ-FM          TOTAL
                                          --------     -------     -----------     -----------
Cash and cash equivalents...............  $     --     $    75     $       500     $       575
Accounts receivable.....................    15,125          --         748,639         763,764
Prepaid expense and other...............        --          --          35,903          35,903
                                          --------     -------     -----------     -----------
          Total current assets..........    15,125          75         785,042         800,242
Property and equipment, net.............    42,690      10,824         496,604         550,118
Intangible assets, net..................        --          --      15,210,071      15,210,071
Other noncurrent assets.................   392,359      14,678              --         407,037
                                          --------     -------     -----------     -----------
          Total assets..................  $450,174     $25,577     $16,491,717     $16,967,468
                                          ========     =======     ===========     ===========
Accounts payable........................  $ 26,016     $    --     $   121,416     $   147,432
Accrued expenses and other..............   168,625          --         366,702         535,327
Current portion of long-term
  obligations...........................    12,000          --              --          12,000
                                          --------     -------     -----------     -----------
          Total current liabilities.....   206,641          --         488,118         694,759
Long-term obligations...................    40,424          --      24,407,502      24,447,926
Equity..................................   203,109      25,577      (8,403,903)     (8,175,217)
                                          --------     -------     -----------     -----------
          Total liabilities and
            equity......................  $450,174     $25,577     $16,491,717     $16,967,468
                                          ========     =======     ===========     ===========

     (16) Reflects net cash paid by the Company in connection with the Tender Offer and the refinancing of the previous credit agreement in August 1996, as follows:

    Cash received by Company relating to:
    Exercise of stock options and warrants...............................  $  9,860,477
    Net proceeds from borrowings under new credit agreement..............    12,949,225
    Amounts receivable from former stockholders..........................     2,213,738
    Notes/interest receivable from former shareholders...................     5,444,584
                                                                           ------------
              Total received.............................................    30,468,024
    Less payments relating to:
    Employment contract settlement payments..............................   (18,803,029)
    Payments under non-compete agreements................................    (7,000,000)
    Investment banking fees..............................................    (3,723,000)
    Payment of note payable to former stockholder........................    (1,207,309)
    Retirement of the Company's Series A Preferred Stock.................      (335,637)
    Interest on retired debt and other...................................    (1,358,232)
                                                                           ------------
              Total paid.................................................   (32,427,207)
                                                                           ------------
              Net cash paid..............................................  $ (1,959,183)
                                                                           ============

     (17) Reflects amounts received from former officers and stockholders upon consummation of the Tender Offer.

     (18) Represents adjustments to reflect the net realizable value of the Las Vegas corporate office to be disposed of following the Tender Offer.

     (19) Reflects a net increase in intangible assets relating to the following:

    Non-compete agreements with former officers...........................  $ 7,000,000
    Write-off of goodwill relating to CRC.................................   (6,530,000)
    Less accumulated amortization of CRC goodwill.........................      340,000
                                                                            -----------
              Net increase................................................  $   810,000
                                                                            ==========

     (20) Reflects a net decrease in other assets relating to the following:

    Write-off of deferred financing charges -- former credit agreement....  $(9,073,000)
    Less accumulated amortization, deferred financing costs...............    1,612,000
                                                                            -----------
              Net write-off...............................................   (7,461,000)
    Deferred financing charges -- new credit agreement....................      512,000
    Payment received on outstanding notes receivable......................     (803,000)
    Payment received on outstanding interest receivable...................     (531,000)
                                                                            -----------
              Net decrease................................................  $(8,283,000)
                                                                            ===========

     (21) Reflects a net increase in liabilities accrued for estimated losses on discontinued operations of CRC, adjustments to the net realizable value of New York facilities to be disposed of and estimated severance payments following the Tender Offer.

     (22) Reflects an increase in the long-term debt attributable to the net proceeds borrowed under the Credit Agreement completed in connection with the Tender Offer.

     (23) Reflects (i) the repurchase and redemption of 335,634 shares of Series A Preferred Stock; (ii) the automatic conversion of 3,356,529 shares of Class B Common Stock to Class A Common Stock upon the sale thereof in connection with the Tender Offer; (iii) the exercise of options and warrants, and tender of shares resulting therefrom, in connection with the Tender Offer; (iv) the retirement of treasury stock; and (v) the payment of notes receivable related to the previous purchase of shares of the Company's Class A and B Common Stock.

     (24) Reflects total charges relating to the Heftel Reorganization as follows:

    Loss on discontinued operations of CRC:
      Write-off of goodwill...............................................  $ 6,530,000
      Less accumulated amortization.......................................     (340,104)
                                                                            -----------
              Sub-total...................................................    6,189,896
      Estimated losses through closing date...............................    1,953,500
                                                                            -----------
              Total.......................................................  $ 8,143,396
                                                                            ===========
    Loss on retirement of debt:
      Deferred financing costs............................................  $ 9,073,167
      Accumulated amortization............................................   (1,611,900)
                                                                            -----------
              Total.......................................................  $ 7,461,267
                                                                            ===========
    Reorganization charges:
      Severance and employment contract settlements.......................  $18,803,029
      Other corporate severance and relocation costs......................    1,800,000
      Write-down of corporate leasehold improvements......................    1,400,000
      Estimated costs to dispose of New York facility lease...............    1,500,000
      Tender Offer transaction fees.......................................    3,723,000
      Other reorganization charges........................................    1,938,152
                                                                            -----------
              Total.......................................................  $29,164,181
                                                                            ===========
              Grand total.................................................  $44,768,844
                                                                            ===========

     (25) Represents the purchase of KQXX-FM, KLTP-FM AND KSOL-FM/KYLZ-FM with cash from operations of $1,101,000 and bank borrowings of $41,900,000 and the elimination of historical debt of the acquired entities of $24,448,000 which is not being assumed by Tichenor.

     (26) Represents the elimination of historical assets, other liabilities and equity of KQXX-FM, KLTP-FM and KSOL-FM/KYLZ-FM which were not acquired by Tichenor.

     (27) Represents the preliminary allocation of the purchase prices of KQXX-FM, KLTP-FM and KSOL-FM/KYLZ-FM to the estimated fair value of assets acquired as follows:

                                                                                              LESS
                                                                            KSOL-FM/       HISTORICAL
                                                  KQXX-FM      KLTP-FM       KYLZ-FM        BALANCES         TOTAL
                                                 ----------    --------    -----------    ------------    -----------
Property and equipment.........................  $  150,000    $100,000    $ 1,400,000    $   (550,118)   $ 1,099,882
Intangible assets..............................  $1,950,000    $800,000    $38,600,000    $(15,210,071)   $26,139,929

     (28) Represents the retirement of Tichenor's senior preferred stock at its carrying value with cash of $3,378,749.

     (29) Represents the allocation to intangible assets of the excess purchase price over the fair value of net working capital, tangible assets and long-term liabilities acquired in connection with the Tichenor Merger. For purposes of the preliminary allocation of the purchase price, the carrying amounts of net working capital, tangible assets and long-term liabilities (excluding deferred tax liabilities) are assumed to approximate their fair value.

     (30) Represents the deferred tax liability resulting from the Tichenor Merger. The deferred tax liability is calculated by applying an assumed effective tax rate of 38% to the difference between the pro forma book and tax basis of the combined entities. Deferred tax assets are recognized to the extent that such assets are expected to be utilized in the carryforward period.

     (31) Represents the conversion of the Tichenor stock warrant and junior preferred stock to Tichenor common stock, the retirement of Tichenor's notes receivable from stockholders and the exchange of each outstanding share of Tichenor common stock into 7.8261 shares of the Class A Common Stock with a per share value of $31.75 in connection with the Tichenor Merger. Also reflects the conversion of 7,428,235 shares of Class A Common Stock ($.001 par value) held by Clear Channel into an equal number of shares of Nonvoting Common Stock.

     (32) Represents the elimination of the historical retained earnings of Tichenor.

                    SELECTED CONSOLIDATED FINANCIAL DATA(1)
                 (Dollars in thousands, except per share data)

     The selected consolidated balance sheet data as of September 30, 1993, 1994 and 1995, and the consolidated statement of operations data for each of the fiscal years then ended are derived from the Company's consolidated financial statements incorporated by reference into this Prospectus. The selected consolidated balance sheet data as of June 30, 1996 and the consolidated statement of operations data for the nine months ended June 30, 1995 and 1996 have been derived from the Company's unaudited consolidated financial statements incorporated by reference into this Prospectus, which, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of financial condition and results of operations. Operating results for the nine months ended June 30, 1996, are not necessarily indicative of the results that may be expected for the year ended September 30, 1996.

                                                                                                  NINE MONTHS
                                                       YEARS ENDED SEPTEMBER 30,                 ENDED JUNE 30,
                                                  ------------------------------------    ----------------------------
                                                    1993        1994(2)        1995          1995            1996
                                                  ---------    ---------    ----------    ----------    --------------
STATEMENT OF OPERATIONS DATA:
  Net broadcasting revenues.....................  $  20,932    $  27,433    $   64,160    $   46,644      $   53,053
  Revenues relating to Mi CASA..................        399           --            --            --              --
                                                  ---------    ---------    ----------    ----------      ----------
    Total net revenues..........................     21,331       27,433        64,160        46,644          53,053
  Station operating expenses....................     10,479       15,345        43,643        30,998          35,835
  Expenses relating to Mi CASA..................      1,470           --            --            --              --
  Corporate expenses............................      2,530        3,454         4,720         3,321           3,693
  Depreciation and amortization.................      1,760        1,906         3,344         2,953           3,568
                                                  ---------    ---------    ----------    ----------      ----------
    Total operating expenses....................     16,239       20,705        51,707        37,272          43,096
                                                  ---------    ---------    ----------    ----------      ----------
  Operating income..............................      5,092        6,728        12,453         9,372           9,957
  Other income (expense):
    Interest expense, net.......................     (2,427)      (3,180)       (6,389)       (3,711)         (7,935)
    Income in equity of joint venture(3)........        746          616            --            --              --
    Loss on retirement of debt..................         --       (1,738)           --            --              --
  Other expenses, net...........................       (418)      (1,224)         (428)         (363)         (1,325)
                                                  ---------    ---------    ----------    ----------      ----------
    Total other income (expense)................     (2,099)      (5,526)       (6,817)       (4,074)         (9,260)
                                                  ---------    ---------    ----------    ----------      ----------
  Income before minority interest and provision
    for income taxes............................      2,993        1,202         5,636         5,298             697
  Minority interest in Viva Media(3)............         --         (351)       (1,167)       (1,428)             --
  Provision for income taxes....................       (272)        (100)         (150)          (53)            (65)
                                                  ---------    ---------    ----------    ----------      ----------
  Income from continuing operations.............      2,721          751         4,319         3,817             632
  Loss from discontinued operations.............         --         (285)         (626)         (135)         (1,608)
                                                  ---------    ---------    ----------    ----------      ----------
  Net income (loss).............................  $   2,721    $     466    $    3,693    $    3,682      $     (976)
                                                  =========    =========    ==========    ==========      ==========
  Income from continuing operations per common
    and common equivalent share.................  $     .55    $     .10    $      .40    $      .34      $      .06
                                                  =========    =========    ==========    ==========      ==========
  Net income (loss) per common and common
    equivalent share............................  $     .55    $     .05    $      .34    $      .33      $     (.10)
                                                  =========    =========    ==========    ==========      ==========
  Weighted average common shares and common
    shares equivalents outstanding..............  4,638,019    5,384,678    10,805,346    10,898,156      10,326,354
                                                  =========    =========    ==========    ==========      ==========
OTHER OPERATING DATA:
  Broadcast cash flow(4)........................  $  10,453    $  12,088    $   20,517    $   15,646      $   17,218

                                                                                          JUNE 30, 1996
                                              SEPTEMBER 30,                -------------------------------------------
                                   ------------------------------------                      AS           PRO FORMA,
                                     1993         1994          1995         ACTUAL      ADJUSTED(5)    AS ADJUSTED(6)
                                   ---------    ---------    ----------    ----------    -----------    --------------
BALANCE SHEET DATA:
  Cash and cash equivalents......  $   1,247    $  10,219    $    5,404    $    3,900    $    30,200      $   13,224
  Working capital................        715       18,366        14,967        16,988         43,288          24,451
  Total assets...................     25,770      113,353       151,637       180,483        206,783         484,206
  Long-term debt, less current
    portion......................     27,046       59,898        96,732       126,861          5,361          74,413
  Stockholders' equity
    (deficiency).................    (10,164)      44,436        43,581        43,777        191,577         346,351

---------------

(1) On September 9, 1996, the Company's Board of Directors approved the discontinuance of the radio network operations of CRC effective August 5, 1996. Statement of operations data has been restated for all applicable periods to exclude CRC from continuing operations.

(2) During August 1994, the Company completed three separate business acquisitions and began consolidating its previously unconsolidated investment in Viva Media. Total net revenues and net income (loss), adjusted for interest expense on retired debt, relating to these acquisitions and transaction from the respective dates of these transactions to September 30, 1994 were approximately $5,488,000 and $(80,000), respectively.

(3) Effective August 20, 1994, the Company began accounting for its 49% interest in Viva Media on a consolidated basis. Accordingly Viva Media's results of operations are included in the consolidated financial statements for the period from August 20, 1994 through September 30, 1994 and for the nine months ended June 30, 1995. Prior to August 20, 1994, the accounts and results of operations of Viva Media were accounted for using the equity method of accounting.

(4) Data on station operating income excluding corporate expenses, depreciation and amortization (commonly referred to as "broadcast cash flow"), although not calculated in accordance with generally accepted accounting principles, is widely used in the broadcast industry as a measure of a broadcast company's operating performance. Nevertheless, this measure should not be considered in isolation or as a substitute for operating income, cash flows from operating activities or any other measures for determining the Company's operating performance or liquidity which are calculated in accordance with generally accepted accounting principles.

(5) As adjusted to give effect to the Offering (at an assumed offering price of $44.25 per share) and the application of the estimated net proceeds therefrom as if the Offering had been consummated on June 30, 1996.

(6) Pro forma as adjusted to give effect to the Transactions, including the Offering (at an assumed price of $44.25 per share) and the application of the estimated net proceeds therefrom, as if they had been consummated on June 30, 1996. The effect of the Tichenor Merger is based on preliminary purchase price allocations. The pro forma information does not purport to present the actual financial position of the Company had the Transactions actually occurred on the date specified. See "The Tichenor Merger," "Use of Proceeds," "Capitalization" and the Financial Statements and Notes thereto for each of the Company, Tichenor and the Tichenor Acquisitions included elsewhere in this Prospectus or incorporated herein by reference.

                                  THE COMPANY

GENERAL

     The Company was incorporated under the laws of the State of Delaware in 1992, as the successor to a radio broadcasting company which began operations in 1974. The Company is the largest Spanish language radio broadcasting company in the United States and currently owns and programs 17 radio stations, 16 of which are in five of the ten largest Hispanic markets in the United States, including Los Angeles, New York, Miami, Chicago and Dallas/Fort Worth. The Board of Directors of the Company has approved the Tichenor Merger Agreement to acquire Tichenor, the third largest Spanish language radio broadcasting company in the United States. Tichenor owns or programs 20 stations, which serve six of the ten largest Hispanic markets in the United States, including San Francisco/San Jose, Chicago, Houston, San Antonio, McAllen/Brownsville/Harlingen and El Paso. Following the Tichenor Merger, the Company will own or program 37 radio stations in 11 markets, including stations in each of the top ten Hispanic markets in the United States.

     The Company's strategy is to own and program top performing radio stations, principally in the largest Spanish language radio markets in the United States. The top ten Hispanic markets account for approximately 17.2 million Hispanics, representing approximately 63% of the total Hispanic population in the United States. Upon completion of the Tichenor Merger, the Company will have the largest Spanish language radio station combination, as measured by audience and revenue share, in eight of the top ten Hispanic markets. Additionally, the Company will have the highest rated radio station in any format in four of the top ten Hispanic markets.

     The Company intends to acquire or develop additional Spanish language stations in the leading Hispanic markets. When evaluating a potential acquisition, the Company considers the following factors: (i) the ability to generate satisfactory rates of return on its investment, (ii) the ability to increase operating cash flow at the station, (iii) the strategic importance of the station to the Company's overall business objectives, (iv) the size and projected rates of growth of the market's broadcasting revenues, Hispanic population and consumer spending and (v) the number of competitive stations in the market.

SPANISH LANGUAGE RADIO

     The Company believes Spanish language radio broadcasting has significant growth potential for the following reasons:

     - The Hispanic population is the fastest growing population segment in the United States and is expected to grow from an estimated 27.2 million (approximately 10.3% of the total United States population) at the end of 1995 to an estimated 30.7 million (approximately 11.3% of the total United States population) by the year 2000. These estimates imply a growth rate of approximately three times the expected growth rate for the total U.S. population during the same period. The Company estimates that by the end of 1996 approximately 26% of the overall population of the ten largest Hispanic markets will be of Hispanic origin.

     - Advertisers have substantially increased their use of Spanish language media in recent years. Total advertising revenues from advertising in Spanish language media rose from $166 million in 1983 to $1.06 billion in 1995. This represents a compound annual growth rate of 16.7%, which is more than double the growth rate of total advertising over the same period. Although Hispanic consumers will spend an estimated $340 billion in 1997, or 6.5% of the total consumer spending in the United States, Spanish language advertising currently represents less than 0.7% of total advertising expenditures.

     - Advertisers have begun to target Hispanic households because they are younger and spend a greater percentage of their household income on consumer products than non-Hispanic households. Hispanic households in the United States average 3.5 persons, compared to an average of 2.5 persons for non-Hispanic households. In addition, 82% of Hispanic households in the United States are family units, compared to 71% of all households in the United States. During the 1990's, one in four new households in the United States is expected to be headed by a person of Hispanic origin.

     - Hispanics have maintained strong social and cultural ties to their countries of origin, particularly the continued use of the Spanish language. An estimated 78% of Hispanics speak at least some Spanish and approximately 40% speak it exclusively. Spanish is expected to continue to be the language of preference for Hispanics.

     - The number of Spanish language media outlets is disproportionately lower than the number of similar English language outlets. In the radio segment, there are currently approximately 400 Spanish language commercial stations, which constitute only approximately 4% of all commercial radio stations in the United States, although the Hispanic population comprises approximately 10.3% of the United States population.

PROGRAMMING

     Due to differences in origin, Hispanics are not a homogeneous group. The music, culture, customs and Spanish dialects vary from one radio market to another. Consequently, the Company programs its stations in a manner responsive to the local preferences of a target demographic audience in each of the markets it serves. A well researched mix of music and on-air programming at an individual station can attract a wide audience targeted by Spanish language advertisers. Programming is consistently monitored to maintain its quality and relevance to the target audience. Most music formats are primarily variations of Regional Mexican, Tropical, Tejano and Contemporary music styles. The local program director will select music from the various music styles that best reflect the music preferences of the local Hispanic audiences. A brief description of each follows:

     Regional Mexican. Regional Mexican consists of various types of music played in different regions of Mexico. Ranchera music, originating in Jalisco, Mexico, is a traditional folkloric sound commonly referred to as Mariachi music. Mariachi music features acoustical instruments and is considered the music indigenous to Mexicans who have lived in the country towns. Nortena means northern, and is representative of Northern Mexico. Featuring an accordion, Nortena has a Polka sound with a distinct Mexican flavor. Banda is a regional format from the state of Sinaloa, Mexico and is popular in California. Banda resembles up-tempo marching band music with synthesizers. Regional Mexican also includes Cumbia music, which originates in Colombia.

     Contemporary. The Contemporary format includes pop, Latin rock, and ballads. This format is similar to English adult contemporary and contemporary hit radio stations.

     Tropical. The Tropical format primarily consists of Salsa, Merengue, and Cumbia music. Salsa is dance music combining Latin Caribbean rhythms with jazz. Salsa symbolizes music from Puerto Rico, Cuba, and the Dominican Republic and is popular with Hispanics living in New York, Miami and Chicago. Merengue music is up-tempo dance music originating in the Dominican Republic.

     Tejano. Tejano music originated in Texas and is based on Mexican themes but is indigenous to Texas. It is a combination of contemporary rock, Ranchera, and country music. The lyrics are sung in both Spanish and English. The on-air talent speak in Spanish and English.

     Full Service. The Full Service format includes all the traditional radio services: music, news, sports, traffic reports, special information programs and weather.

     News/Talk. News includes local, national, international reports and weather, business, traffic and sports. Talk includes commentary, analysis, discussion, interviews, call-ins and information shows.

COMPANY'S STATIONS

     The following table sets forth information regarding the Company's radio stations, assuming completion of the Tichenor Merger:

                                                                      PRIMARY
 MARKET (HISPANIC                    HEFTEL/                        DEMOGRAPHIC      FCC
   MARKET RANK)        STATION(1)    TICHENOR   STATION FORMAT(2)     TARGET      FREQUENCY
-------------------   ------------   --------   -----------------   -----------   ---------
Los Angeles(1)        KLVE-FM         Heftel      Contemporary        A 18-49     107.5 MHZ
                      KTNQ-AM         Heftel        News/Talk         A 18-49     1020 kHz
New York(2)           WADO-AM         Heftel        News/Talk         A 25+       1280 kHz
                      WPAT-AM(3)      Heftel        Brokered            n/a        930 kHz
                      WGLI-AM         Heftel           n/a              n/a          n/a
Miami(3)              WAMR-FM         Heftel      Contemporary        A 25-54     107.5 MHZ
                      WRTO-FM         Heftel        Tropical          A 25-54     98.3 MHZ
                      WAQI-AM         Heftel        News/Talk         A 35+        710 kHz
                      WQBA-AM         Heftel        News/Talk         A 35+       1140 kHz
San Francisco/
  San Jose(4)         KSOL-FM        Tichenor   Regional Mexican      A 25-54     98.9 MHZ
                      KZOL-FM        Tichenor   Regional Mexican      A 25-54     99.1 MHZ
Chicago(5)            WOJO-FM(4)     Tichenor   Regional Mexican      A 25-54     105.1 MHZ
                      WIND-AM(4)     Tichenor     Full Service        A 35+        560 kHz
                      WLXX-AM(4)      Heftel        Tropical          A 18-49     1200 kHz
Houston(6)            KLTN-FM        Tichenor   Regional Mexican      A 18-49     93.3 MHZ
                      KLTO-FM(5)     Tichenor   Regional Mexican      A 25-54     104.9 MHZ
                      KLTP-FM        Tichenor   Regional Mexican      A 25-54     104.9 MHZ
                      KRTX-FM        Tichenor        Tejano           A 25-54     100.7 MHZ
                      KLAT-AM        Tichenor     Full Service        A 25-54     1010 kHz
                      KMPQ-AM(6)     Tichenor          n/a              n/a        980 kHz
San Antonio(7)        KXTN-FM        Tichenor        Tejano           A 25-54     107.5 MHZ
                      KXTN-AM        Tichenor        Tejano           A 25-54     1310 kHz
                      KROM-FM        Tichenor   Regional Mexican      A 25-54     92.9 MHZ
                      KCOR-AM        Tichenor   Regional Mexican      A 35+       1350 kHz
McAllen/Brownsville/
  Harlingen(8)        KQXX-FM        Tichenor   Regional Mexican      A 25-54     98.5 MHZ
                      KGBT-AM        Tichenor   Regional Mexican      A 25-54     1530 kHz
                      KIWW-FM        Tichenor        Tejano           A 25-54     96.1 MHZ
Dallas/Fort
  Worth(9)            KESS-AM         Heftel      Full Service        A 18+       1270 kHz
                      KHCK-FM         Heftel         Tejano           A 18-49     99.1 MHZ
                      KCKK-FM         Heftel         Tejano           A 18-49     106.7 MHZ
                      KINF-AM         Heftel         Tejano           A 18-49     1440 kHz
                      KICI-FM         Heftel         Tejano           A 18-49     107.9 MHZ
                      KMRT-AM         Heftel    Regional Mexican      A 18-49     1480 kHz
El Paso(10)           KBNA-FM        Tichenor   Regional Mexican      A 25-54     97.5 MHZ
                      KBNA-AM        Tichenor   Regional Mexican      A 25-54      920 kHz
                      KAMA-AM        Tichenor        Tejano           A 25-54      750 kHz
Las Vegas(33)         KLSQ-AM         Heftel    Regional Mexican      A 18-49      870 kHz

---------------

(1) Actual city of License may differ from the metropolitan market served.

(2) See "Programming."

(3) The Company sells airtime on this station to third parties for broadcast of specialty programming.

(4) Application for renewal of license pending with the FCC.

(5) Tichenor programs this station under a local marketing agreement.

(6) Tichenor has entered into a local marketing agreement with Kidstar Interactive Media, Inc., which provides children's programming.

     Statistical information contained herein regarding the radio industry, population, consumer spending and advertising expenditures are taken from the Arbitron Company 1995-1996; radio metro ratings; 1990 U.S. Census; the Hispanic Consumer Market Report (DRI/McGraw Hill, June 1992);

SRDS -- Standard Rate & Data Services (August 1996); Advertising Age (September 30, 1996); Sales and Marketing Management's Survey of Buying Power; Strategy Research Corporation -- 1996 U.S. Hispanic Market Study; Duncan's Radio Market Guide (1996 Edition); Hispanic Business (December 1995); Market Segment Research, Inc., and Paul Kagan Associates, Inc.

FEDERAL REGULATION OF RADIO BROADCASTING

     Existing Regulation and Legislation. Radio broadcasting is subject to the jurisdiction of the FCC under the Communications Act of 1934, as amended (the "Communications Act"). The Communications Act prohibits the operation of a radio broadcasting station except under a license issued by the FCC and empowers the FCC, among other things, to issue, renew, revoke and modify broadcasting licenses; assign frequency bands; determine stations' frequencies, locations, and power; regulate the equipment used by stations; adopt other regulations to carry out the provisions of the Communications Act; impose penalties for violation of such regulations; and impose fees for processing applications and other administrative functions. The Communications Act prohibits the assignment of a license or the transfer of control of a licensee without prior approval of the FCC.

     The Telecommunications Act of 1996 ("the 1996 Act") represents the most comprehensive overhaul of the country's telecommunications laws in more than 60 years. The 1996 Act significantly changes both the broadcast ownership rules and the process for renewal of broadcast station licenses. The 1996 Act also relaxes local radio ownership restrictions. The FCC has already implemented some of these changes through Commission Orders. The 1996 Act establishes a "two-step" renewal process that limits the FCC's discretion to consider applications filed in competition with an incumbent's renewal application. Additionally, the 1996 Act substantially liberalizes the national broadcast ownership rules, eliminating the national radio limits.

     This new regulatory flexibility has engendered aggressive local, regional, and/or national acquisition campaigns. Removal of previous station ownership limitations on leading incumbents (i.e., existing networks and major station groups) has increased sharply the competition for, and the prices of, attractive stations.

     Multiple Ownership Restrictions. The FCC has promulgated rules that, among other things, limit the ability of individuals and entities to own or have an official position or ownership interest above a certain level (an "attributable" interest, as defined more fully below) in broadcast stations, as well as other specified mass media entities. Prior to the passage of the 1996 Act, these rules included limits on the number of radio stations that could be owned on both a national and local basis. On a national basis, the rules generally precluded any individual or entity from having an attributable interest in more than 20 AM radio stations and 20 FM radio stations.

     The 1996 Act substantially relaxed the radio ownership limitations. The FCC began its implementation of the 1996 Act with several orders issued on March 8, 1996. The Act and the FCC's subsequently issued rule changes eliminated the national ownership restriction, allowing a single entity to own nationally any number of AM or FM broadcast stations. The Act and the FCC's new rules also greatly eased local radio ownership restrictions. As with the old rules, the maximum allowable varies depending on the number of radio stations within a market. In markets with more than 45 stations, one company may own, operate or control eight stations, with no more than five in any one service (AM or FM). In markets of 30-44 stations, one company may own seven stations, with no more than four in any one service; in markets with 15-29 stations, one entity may own six stations, with no more than four in any one service. In markets with 14 commercial stations or less, one company may own up to five stations or 50% of all of the stations, whichever is less, with no more than three in any one service.

     In 1992, the FCC placed limitations on time brokerage (local marketing) agreements through which the licensee of one radio station provides programming for another licensee's station in the same market. Stations operating in the same service (e.g., where both stations are AM) and in the same market are prohibited from simulcasting more than 25% of their programming. Moreover, in determining the number of stations that a single entity may control, an entity programming a station pursuant to an LMA is required, under certain circumstances, to count that station toward its maximum even though it does not own the station.

     A number of cross-ownership rules pertain to licensees of television and radio stations. FCC rules, the Communications Act or both generally prohibit an individual or entity from having an attributable interest in both a television station and a radio station, daily newspaper or cable television system that is located in the same local market area served by the television station. The FCC has employed a liberal waiver policy with respect to the TV/radio cross-ownership restriction (the so-called "one-to-a-market" rule), generally permitting common ownership of one AM, one FM, and one TV station in any of the 25 largest markets, provided there are at least 30 separately owned stations in the market. The 1996 Act directed the Commission to extend its one-to-a-market waiver policy to the top 50 markets, consistent with the public interest, convenience and necessity; however, the FCC has not yet implemented this provision. Moreover, in a pending 1995 rulemaking the FCC has proposed eliminating the one-to-a-market rule entirely.

     Expansion of the Company's broadcast operations in particular areas and nationwide will continue to be subject to the FCC's ownership rules and any further changes the FCC or Congress may adopt. Significantly, the 1996 Act requires the Commission to review its remaining ownership rules biennially -- as part of its regulatory reform obligations -- to determine whether its various rules are still necessary. The Company cannot predict the impact of the biennial review process or any other agency or legislative initiatives upon the FCC's broadcast rules. Further, the 1996 Act's relaxation of the FCC's ownership rules may increase the level of competition in one or more of the markets in which the Company's stations are located, particularly to the extent that any of the Company's competitors may have greater resources and thereby be in a better position to capitalize on such changes.

     Under the FCC's ownership rules, a direct or indirect purchaser of certain types of securities of the Company could violate FCC regulations if that purchaser owned or acquired an "attributable" or "meaningful" interest in other media properties in the same areas as stations owned by the Company or in a manner otherwise prohibited by the FCC. All officers and directors of a licensee, as well as general partners, limited partners who are not properly "insulated" from management activities, and stockholders who own five percent or more of the outstanding voting stock of a licensee (either directly or indirectly), generally will be deemed to have an attributable interest in the license. Certain institutional investors who exert no control or influence over a licensee may own up to ten percent of such outstanding voting stock without being considered "attributable." Under current FCC regulations, debt instruments, non-voting stock, properly insulated limited partnership interests (as to which the licensee certifies that the limited partners are not "materially involved" in the management and operation of the subject media property) and voting stock held by minority stockholders in cases in which there is a single majority stockholder generally are not attributable. The FCC's "cross-interest" policy, which precludes an individual or entity from having a "meaningful" (even though not attributable) interest in one media property and an attributable interest in a broadcast, cable or newspaper property in the same area, may be invoked in certain circumstances to reach interests not expressly covered by the multiple ownership rules. See "The Tichenor Merger."

     In January 1995, the FCC initiated a rulemaking proceeding designed to permit a "thorough review of [its] broadcast media attribution rules." Among the issues on which comment was sought were (i) whether to change the voting stock attribution benchmarks from five percent to ten percent and, for passive investors, from ten percent to twenty percent; (ii) whether there are any circumstances in which non-voting stock interests, which are currently considered non-attributable, should be considered attributable; (iii) whether the FCC should eliminate its single majority shareholder exception (pursuant to which voting interests in excess of five percent are not considered cognizable if a single shareholder owns more than fifty percent of the voting power); (iv) whether to relax insulation standards for business development companies and other widely-held limited partnerships; (v) how to treat limited liability companies and other new business forms for attribution purposes; (vi) whether to eliminate or codify the cross-interest policy; and (vii) whether to adopt a new policy which would consider whether multiple cross interests or other significant business relationships (such as time brokerage agreements, debt relationships or holdings of nonattributable interests), which individually do not raise concerns, raise issues with respect to diversity and competition. The Company cannot predict with certainty when this proceeding will be concluded or whether any of these standards will be changed. Should the attribution rules be changed, the Company is unable to predict what effect, if any, such changes would have on the Company or its activities.

     License Grant and Renewal. Prior to the passage of the 1996 Act, radio broadcasting licenses generally were granted or renewed for a period of seven years upon a finding by the FCC that the "public interest, convenience, and necessity" would be served thereby. At the time an application is made for renewal of a radio license, parties in interest may file petitions to deny the application, and such parties, including members of the public, may comment upon the service the station has provided during the preceding license term. In addition, prior to passage of the 1996 Act, any person was permitted to file a competing application for authority to operate on the station's channel and replace the incumbent licensee. Renewal applications were granted without a hearing if there were no competing applications or if issues raised by petitioners to deny such applications were not serious enough to cause the FCC to order a hearing. If competing applications were filed, a full comparative hearing was required.

     Under the 1996 Act, the statutory restriction on the length of broadcast licenses has been amended to allow the FCC to grant broadcast licenses for terms of up to eight years, although the FCC has not yet implemented this provision. The 1996 Act also requires renewal of a broadcast license if the FCC finds that
(1) the station has served the public interest, convenience, and necessity; (2) there have been no serious violations of either the Communications Act or the FCC's rules and regulations by the licensee; and (3) there have been no other serious violations which taken together constitute a pattern of abuse. In making its determination, the FCC may still consider petitions to deny but cannot consider whether the public interest would be better served by a person other than the renewal applicant. Instead, under the 1996 Act, competing applications for the same frequency may be accepted only after the Commission has denied an incumbent's application for renewal of license.

     By order dated April 12, 1996, the FCC modified its rules to implement the new two-step renewal procedure and to eliminate the right to file an application that is mutually exclusive with a renewal. This modification became effective prior to the filing of the license renewal applications for the Chicago, Illinois market stations held by the Company and Tichenor. These applications are currently pending. Also on April 12, 1996, the FCC issued a notice of Proposed Rulemaking to consider how to implement the new (longer) license term provision of the 1996 Act.

     Although in the vast majority of cases broadcast licenses are granted by the FCC even when petitions to deny are filed against them, there can be no assurance that any of the Company's stations' licenses will be renewed.

     Alien Ownership Restrictions. The Communications Act restricts the ability of foreign entities or individuals to own or hold certain interests in broadcast licenses. Foreign governments, representatives of foreign governments, non-U.S. citizens, representatives of non-U.S. citizens, and corporations or partnerships organized under the laws of a foreign nation are barred from holding broadcast licenses. Non-U.S. citizens, collectively, may directly or indirectly own or vote up to twenty percent of the capital stock of a licensee. In addition, a broadcast license may not be granted to or held by any corporation that is controlled, directly or indirectly, by any other corporation more than one-fourth of whose capital stock is owned or voted by non-U.S. citizens or their representatives, by foreign governments or their representatives, or by non-U.S. corporations, if the FCC finds that the public interest will be served by the refusal or revocation of such license. The FCC has interpreted this provision of the Communications Act to require an affirmative public interest finding before a broadcast license may be granted to or held by any such corporation, and the FCC has made such an affirmative finding only in limited circumstances. The Company, which serves as a holding company for subsidiaries that serve as licensees for the stations, therefore may be restricted from having more than one-fourth of its stock owned or voted directly or indirectly by non-U.S. citizens, foreign governments, representatives of non-U.S. citizens or foreign governments, or foreign corporations. The Communications Act previously also prohibited grant of a broadcast station license (i) to any corporation with an alien officer or director, or (ii) to any corporation controlled by another corporation with any alien officers or more than one-fourth alien directors. The restrictions on non-U.S. citizens serving as officers or directors of licensees and their parent corporations have been eliminated, however, by the 1996 Act.

     Other Regulations Affecting Radio Broadcasting Stations. The FCC has significantly reduced its past regulation of broadcast stations, including elimination of formal ascertainment requirements and guidelines concerning amounts of certain types of programming and commercial matter that may be broadcast. In 1990, the U.S. Supreme Court refused to review a lower court decision that upheld the FCC's 1987 action invalidating most aspects of the Fairness Doctrine, which had required broadcasters to present contrasting views on controversial issues of public importance. The FCC has, however, continued to regulate other aspects of fairness obligations in connection with certain types of broadcasts. In addition, there are FCC rules and policies, and rules and policies of other federal agencies, that regulate matters such as political advertising practices, equal employment opportunity, application procedures and other areas affecting the business or operations of broadcast stations.

     Recent Developments, Proposed Legislation and Regulation. The FCC presently is seeking comment on its policies designed to increase minority ownership of mass media facilities. Congress, however, has enacted legislation that eliminated the minority tax certificate program of the FCC, which gave favorable tax treatment to entities selling broadcast stations to entities controlled by an ethnic minority. In addition, a recent Supreme Court decision has cast into doubt the continued validity of other FCC programs designed to increase minority ownership of mass media facilities.

     Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, the operation and ownership of the Company's broadcast properties. In addition to the changes and proposed changes noted above, such matters include, for example, the license renewal process, spectrum use fees, political advertising rates, potential restrictions on the advertising of certain products (liquor, beer and wine, for example) and the rules and policies to be applied in enforcing the FCC's equal employment opportunity regulations. Other matters that could affect the Company's broadcast properties include technological innovations and developments generally affecting competition in the mass communications industry.

     The foregoing does not purport to be a complete summary of all the provisions of the Communications Act, or the 1996 Act, nor of the regulations and policies of the FCC thereunder. The 1996 Act also covers satellite and terrestrial delivery of digital audio radio service, and direct broadcast satellite systems. Proposals for additional or revised regulations and requirements are pending before and are being considered by Congress and federal regulatory agencies from time to time. Also, various of the foregoing matters are now, or may become, the subject of court litigation, and the Company cannot predict the outcome of any such litigation or the impact on its broadcast business.

                                   MANAGEMENT

MANAGEMENT OF COMPANY FOLLOWING THE TICHENOR MERGER

     Upon consummation of the Tichenor Merger, the Company will enter into a five year employment contract with McHenry Tichenor, Jr. to serve as the Company's President and Chief Executive Officer (the "Employment Agreement"). Mr. Tichenor, 41, has been the President and Chief Executive Officer and a director of Tichenor since 1981. The Employment Agreement provides for an annual salary of $260,000 plus incentive compensation as determined by the Compensation Committee of the Company's Board of Directors. Upon termination by the Company without cause or by Mr. Tichenor for good reason, the Company shall be obligated to pay to Mr. Tichenor a lump sum amount equal to the estimated payments of salary and bonus remaining through the end of the term of the agreement. Furthermore, the Employment Agreement provides that Mr. Tichenor agrees not to compete with the Company for a period of one year following the date the Employment Agreement is terminated.

     Tichenor has indicated to the Company that, in addition to McHenry Tichenor, Jr., the following individuals will serve as executive officers of the Company following the consummation of the Tichenor Merger:

     David L. Lykes. Mr. Lykes, 61, is Senior Vice President and a Director of Tichenor. Mr. Lykes began his career at Tichenor in 1958. Mr. Lykes is responsible for the day-to-day operation of Tichenor's stations.

     Jeffrey T. Hinson. Mr. Hinson, 41, joined Tichenor as Chief Financial Officer, Treasurer, and a Director in October 1995. From October 1991 to October 1995, Mr. Hinson was President of Alliance Investors Holdings, Ltd., a privately-held merchant bank located in Houston, Texas. For two years prior to joining Tichenor, Mr. Hinson acted as a consultant for Tichenor.

     Ricardo del Castillo. Mr. Castillo, 50, has been Vice President of Operations of Tichenor since 1988 and became a director of Tichenor in February 1989.

     The Tichenor Merger Agreement also provides that following the consummation of the Tichenor Merger, five designees of Tichenor shall constitute the entire Board of Directors of the Company.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

     The current directors and executive officers of the Company are as follows:

                NAME                    AGE                        POSITION
-------------------------------------   ---    ------------------------------------------------
L. Lowry Mays(1).....................   61     President, Chief Executive Officer and Director
John T. Kendrick.....................   44     Senior Vice President and Chief Financial
                                               Officer
Ernesto Cruz(1)......................   42     Director
B. J. McCombs........................   68     Director
James M. Raines(1)(2)................   56     Director
John H. Williams(2)..................   62     Director

---------------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     All directors hold office until the annual meeting of stockholders next following their election, or until their successors are elected and qualified. Officers are elected annually by the Board of Directors and serve at the discretion of the Board.

     The Board has two committees, the Compensation Committee and the Audit Committee. The basic function of the Compensation Committee is to determine stock option grants to executive officers and other key employees, as well as to review salaries, bonuses, and other elements of compensation of executive officers and other key employees and make recommendations on such matters to the full Board of Directors. The basic function of the Audit Committee is to review the financial statements of the Company, to consult with the Company's independent auditors and to consider such other matters with respect to the internal and external audit of the financial affairs of the Company as may be necessary or appropriate in order to facilitate accurate financial reporting.

     Information with respect to the business experience and affiliations of the current directors and executive officers of the Company is set forth below.

     Mr. Mays became President, Chief Executive Officer and director of the Company on August 5, 1996. Mr. Mays is also President, Chief Executive Officer and director of Clear Channel and has served as such since 1972.

     Mr. Kendrick joined the Company as Vice President, Finance in September 1993. In December 1993, he was promoted to Senior Vice President and Chief Financial Officer. From October 1992 through September 1993, Mr. Kendrick provided financial consulting to the entertainment and computer software industries. From June 1988 through October 1992, Mr. Kendrick served as Senior Vice President and Chief Financial Officer of Skouras Pictures, Inc.

     Mr. Cruz became a director of the Company on August 5, 1996. Mr. Cruz is a Managing Director of CS First Boston Corporation, and has served in this position for more than five years.

     Mr. McCombs became a director of the Company on August 5, 1996. Mr. McCombs also serves as a director of Clear Channel. Mr. McCombs is and has been a private investor for more than five years.

     Mr. Raines became a director of the Company on August 5, 1996. Mr. Raines also serves as a director of 50-OFF Stores, Inc. Mr. Raines is the President of James M. Raines & Company and has served in such a position for more than five years.

     Mr. Williams became a director of the Company on August 5, 1996. Mr. Williams also serves as a director of Clear Channel and of GAINSCO, Inc. Mr. Williams is Senior Vice President of Everon Securities, Inc., and has served in such a position for more than five years.

                        SHARES ELIGIBLE FOR FUTURE SALE

GENERAL

     Upon completion of the Offering, the Company will have 15,047,731 shares of Class A Common Stock outstanding (assuming no exercise of the Underwriters' overallotment option). All of the 3,500,000 shares offered hereby (plus up to 525,000 additional shares in the event the Underwriters exercise their over-allotment option) will be freely transferable without restriction or further registration under the Securities Act, unless purchased by an "affiliate" of the Company (as that term is defined under the Securities Act). The 7,297,821 shares of Class A Common Stock owned by Clear Channel will be "control securities" within the meaning of Rule 144, and are subject to agreements with the Underwriters pursuant to which they may not be offered for sale, sold or otherwise disposed of for 90 days after the date of this Prospectus without the consent of Alex. Brown & Sons Incorporated or as may be required to obtain the FCC's approval to consummate the Tichenor Merger. See "The Tichenor Merger." Following this 90 day period, 2,426,108 shares of the Class A Common Stock owned by Clear Channel will become eligible for sale, although they will remain subject to the volume and other limitations (other than the two year holding period) of Rule 144; provided, however, as long as the Registration Statement on Form S-3 (declared effective on February 26, 1996) remains in effect, subject to any contractual limitations, Clear Channel may sell 2,156,799 of such shares without regard to any limitations contained in Rule 144. Clear Channel has indicated to the Company that it does not currently intend to sell any shares of the Company's Common Stock except as may be necessary to consummate the Tichenor Merger.

     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned shares of Class A Common Stock for at least two years is entitled to sell, within any three-month period, a number of such shares which does not exceed the greater of 1% of the then-outstanding shares of Class A Common Stock (15,047,731 shares immediately after the Offering) or the average weekly public trading volume of the Class A Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who has not been an affiliate of the Company at any time during the three months preceding a sale and who has owned shares of Class A Common Stock for at least three years is entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

     The Company cannot make any predictions as to the effect, if any, sales of shares of Class A Common Stock, or the availability of shares for future sale, will have on the market price of the Class A Common Stock prevailing from time to time.

REGISTRATION RIGHTS

     Upon consummation of the Tichenor Merger, the Company will enter into a registration rights agreement with each of Clear Channel and certain shareholders of Tichenor who receive Class A Common Stock in the Merger pursuant to which Clear Channel and such Tichenor shareholders will have certain demand and piggyback registration rights with respect to shares of Class A Common Stock owned by them.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 30,000,000 shares of Class A Common Stock, $.001 par value, 7,000,000 shares of Class B Common Stock, $.001 par value, and 5,000,000 shares of Preferred Stock, $.001 par value. As of September 30, 1996, 11,547,731 shares of Class A Common Stock were outstanding and no shares of Class B Common Stock or Preferred Stock were outstanding. Upon consummation of the Tichenor Merger, the authorized shares of each of Class A Common Stock and Class B Common Stock will increase to 50,000,000.

COMMON STOCK

     General. All of the outstanding shares of Common Stock are, and the shares of Class A Common Stock offered hereby will be, validly issued, fully paid and nonassessable. The rights of holders of shares of Class A Common Stock and Class B Common Stock are identical except for voting rights. Currently, there are no outstanding shares of Class B Common Stock.

     Voting Rights. Holders of shares of Common Stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock generally entitled to ten votes. However, each share of Class A Common Stock and Class B Common Stock is entitled to one vote when required by law. Holders of Common Stock are not entitled to cumulate votes in the election of directors. There are no shares of Class B Common Stock currently outstanding. Upon consummation of the Tichenor Merger, the Certificate of Incorporation of the Company will be amended to provide that the rights of the Class B Common Stock will be modified as described herein under "Nonvoting Common Stock."

     Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of Common Stock which is entitled to vote is required to approve any amendment to the Certificate of Incorporation of the Company which would increase or decrease the aggregate number of authorized shares of any class, increase or decrease the par value of the shares of any class, or modify or change the powers, preferences or special rights of the shares of any class so as to affect such class adversely.

     Nonvoting Common Stock. If approved by the Board of Directors and stockholders of the Company, the Company will amend its certificate of incorporation to authorize 50,000,000 shares of the Class B Common Stock and amend the rights of the holders thereof, as further described herein. For purposes of this Prospectus, the Class B Common Stock, after giving effect to the amendment to the rights thereof, has been referred to herein as the "Nonvoting Common Stock." The Nonvoting Common Stock will be issued in exchange for shares of Class A Common Stock held by Clear Channel in the Tichenor Merger.

     Holders of the Nonvoting Common Stock will, in certain circumstances, have certain voting rights, with each share of Nonvoting Common Stock being entitled to one vote. Specifically, so long as Clear Channel and its affiliates own at least 20% of the Common Stock then outstanding, the Company will not be able to, and will not be able to permit any subsidiary to, without the vote or consent by the holders of a majority of the Nonvoting Common Stock voting as a single class, take any of the following actions: (i) effect the sale, lease or other transfer of all or substantially all of the assets of the Company, or any merger or consolidation involving the Company where the stockholders of the Company immediately prior to such transaction would not own at least 50% of the capital stock of the surviving entity, or any reclassification, recapitalization, dissolution, liquidation or winding up of the Company; (ii) authorize, issue or obligate itself to issue any shares of Preferred Stock; (iii) make or permit any amendment to the Company's certificate of incorporation that adversely affects the rights of the holders of Nonvoting Common Stock; (iv) declare or pay any non-cash dividends on or make any other non-cash distribution on its common stock; or (v) make or permit any amendment or modification to the Company's certificate of incorporation concerning the Common Stock.

     Conversion of Nonvoting Common Stock. The Company's Restated Certificate of Incorporation will provide that only Clear Channel and its affiliates may own shares of Nonvoting Common Stock. The Nonvoting Common Stock that Clear Channel and its affiliates will receive in the Tichenor Merger will convert into Class A Common Stock automatically upon sale or transfer to a person or entity other than Clear Channel or an affiliate of Clear Channel. Each share of the Nonvoting Common Stock will also be convertible into Class A Common Stock at the option of its holder subject to necessary FCC consents. In addition, Clear Channel may convert shares of Class A Common Stock held by it into shares of Nonvoting Common Stock at its option.

     Other Provisions. Subject to the rights of any Preferred Stock, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in it discretion from funds legally available therefor, and upon liquidation or dissolution are entitled to receive all assets available for distribution to the stockholders. The holders of the Common Stock have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to such shares.

PREFERRED STOCK

     The shares of Preferred Stock may be issued in series with such designations, preferences, limitations and relative rights as the Company's Board of Directors may determine.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in a "Business Combination" (defined to include a variety of transactions, including mergers) with an "Interested Stockholder" (generally defined as a person with 15% or more of a corporation's outstanding voting stock) for three years following the date such person became an Interested Stockholder unless, with certain exceptions, the "Business Combination" or the transactions in which the person became an Interested Stockholder is approved in a prescribed manner.

ALIEN OWNERSHIP

     The Company's Restated Certificate of Incorporation restricts the ownership and voting of the Company's capital stock, including its Class A Common Stock, in accordance with the Communications Act and the rules of the FCC to prohibit ownership of more than 25% of the Company's outstanding capital stock (or control of more than 25% of the voting power it represents) by or for the account of aliens, foreign governments, or non-U.S. corporations or corporations otherwise subject to control by such persons or entities. The Restated Certificate of Incorporation also prohibits any transfer of the Company's capital stock which would cause the Company to violate this prohibition. In addition, the Restated Certificate of Incorporation authorizes the Company's Board of Directors to adopt such provisions as it deems necessary to enforce these prohibitions.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Class A Common Stock is Harris Trust Company of California.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, CS First Boston Corporation, Lehman Brothers Inc., Montgomery Securities and Smith Barney Inc. (the "Representatives"), have severally agreed to purchase from the Company the following respective number of shares of Class A Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:

                                                                                   NUMBER OF
                                  UNDERWRITER                                       SHARES
--------------------------------------------------------------------------------   ---------
Alex. Brown & Sons Incorporated.................................................
CS First Boston Corporation.....................................................
Lehman Brothers Inc.............................................................
Montgomery Securities...........................................................
Smith Barney Inc................................................................
                                                                                   ---------
Total...........................................................................   3,500,000
                                                                                   =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of Class A Common Stock offered hereby if any of such shares are purchased.

     The Company has been advised by the Underwriters that the Underwriters propose to offer the shares of Class A Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain
dealers at such price less a concession not in excess of $          per share.
The Underwriters may allow, and such dealers may reallow, a concession not in
excess of $          per share to certain other dealers.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 525,000 additional shares of Class A Common Stock at the public offering price less the underwriting discounts and commission set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Class A Common Stock to be purchased by it shown in the above table bears to 3,500,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Class A Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those in which the 3,500,000 shares are being offered.

     The Underwriting Agreement contains covenants of indemnity and contribution between the Company and the Underwriters with respect to certain liabilities, including liabilities under the Securities Act.

     The Company, its directors and executive officers and its stockholders have agreed that they will not, directly or indirectly, offer, sell or otherwise dispose of any equity securities of the Company or any securities convertible into, or exchangeable for, or any rights to purchase or acquire, equity securities of the Company (other than employee stock options granted by the Company in the ordinary course of business) for a period of 90 days after the date of this Prospectus, without the prior written consent of Alex. Brown & Sons Incorporated. This restriction shall not apply to any sale of shares of Common Stock made by Clear Channel in order to comply with FCC regulations upon consummation of the Tichenor Merger.

     One or more of the Underwriters currently act as market makers for the Class A Common Stock and may engage in "passive market making" in such securities on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain condition, underwriters participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6 prohibits underwriters engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on the Nasdaq National Market by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.

                                 LEGAL OPINIONS

     Certain legal matters in connection with the shares of Class A Common Stock offered hereby will be passed upon for the Company by its special counsel, Akin, Gump, Strauss, Hauer & Feld, L.L.P. (a partnership including professional corporations), San Antonio, Texas. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by their counsel, Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

     The consolidated financial statements of the Company as of September 30, 1995 and 1994 and for each of the three years in the period ended September 30, 1995 appearing in the Company's Current Report on Form 8-K/A dated October 11, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Tichenor Media System, Inc. as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995, are included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants included herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Viva America Media Group as of December 31, 1993 and 1992 and for each of the three years in the period ended December 31, 1993 incorporated in this Prospectus by reference have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Spanish Radio Network as of December 31, 1993 and for the year then ended appearing in the Company's Registration Statement (Form S-1 No. 33-78370) and related Prospectus dated July 27, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon authority of such firm as experts in accounting and auditing.

     The combined financial statements of Mark A. Rodriguez, Jr. Broadcasting, Inc. and Rodriguez Broadcasting, Inc. as of December 31, 1992 and 1993 and for each of the years ended December 31, 1991, 1992 and 1993 incorporated by reference in this Prospectus have been audited by Belew Averitt LLP, independent auditors, as stated in their reports incorporated by reference herein, and have been so incorporated by reference in reliance upon the reports of said firm given upon their authority as experts in accounting and auditing.

     The combined financial statements of KSOL-FM and KYLZ-FM (Divisions of Crescent Communications, L.P.) as of December 31, 1994 and 1995 and for the period April 1, 1994 to December 31, 1994 and for the year ended December 31, 1995 are incorporated herein, in reliance upon the report of Miller, Kaplan, Arase & Co., independent certified public accountants incorporated herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements filed by the Company with the Commission pursuant to the information requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the
Commission: New York Regional Office, Seven World Trade Center, 14th Floor, New York, New York, 10048, Los Angeles Regional Office, Suite 500 East, Tishman Building, 5757 Wilshire Boulevard, Los Angeles, California, 90036, and Chicago Regional Office, 500 W. Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or through the Internet from the SEC's home page on the World Wide Web at http://www.sec.gov. In addition, reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the Nasdaq National Market, Report Section, 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus, which constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act, omits certain information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the Class A Common Stock offered hereby. Statements contained herein concerning provisions of any document are not necessarily complete, and each statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by Company pursuant to the Exchange Act are incorporated by reference in this Prospectus:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995;

          2. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 1995, March 31, 1996 and June 30, 1996;

          3. The description of the Company's Common Stock contained in the section entitled "Description of Capital Stock" contained in the Registration Statement on Form S-1 of the Company, as amended, filed with the Securities and Exchange Commission on April 29, 1994 (No. 33-78370) and incorporated by reference into the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, of the Company filed with the Commission on July 8, 1994, and the Registration Statement on Form S-3, of the Company, as amended, filed with the Commission on February 26, 1996 (No. 333-1060);

          4. The Company's Reports on Form 8-K dated March 27, 1996, June 18, 1996, June 20, 1996, and August 20, 1996;

          5. The Company's report on Form 8-K dated September 24, 1996, as amended October 15, 1996; and

          6. The financial statements, reports thereon and notes thereto for each of Viva America Media Group, Spanish Radio Network, Mark Rodriguez, Jr. Broadcasting, Inc. and Rodriguez Broadcasting, Inc. contained on pages F-23 through F-33 and F-44 through F-67 of the Prospectus, dated July 27, 1994, filed with the Securities and Exchange Commission pursuant to Rule 424(b) on July 29, 1994.

     Any documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. To the extent that any proxy statement is incorporated by reference herein, such incorporation shall not include any information contained in such proxy statement which is not, pursuant to the Commission's rules, deemed to be "filed" with the Commission or subject to the liabilities of Section 18 of the Exchange Act.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits, unless such exhibits are specifically incorporated by reference). Requests for such copies should be directed to John T. Kendrick, Senior Vice President, Chief Financial Officer and Assistant Secretary, Heftel Broadcasting Corporation, 6767 West Tropicana Avenue, Suite 102, Las Vegas, Nevada 89103 (telephone: (702) 367-3322).

                         INDEX TO FINANCIAL STATEMENTS

TICHENOR MEDIA SYSTEM, INC. AND SUBSIDIARIES
  Independent Auditors' Report........................................................   F-2
  Consolidated Balance Sheets as of December 31, 1994 and 1995 and June 30, 1996
     (unaudited)......................................................................   F-3
  Consolidated Statements of Income for the Years Ended December 31, 1993, 1994 and
     1995 and the Six Months Ended June 30, 1995 and 1996 (unaudited).................   F-4
  Consolidated Statements of Changes in Stockholders' Equity for the Years Ended
     December 31, 1993, 1994 and 1995 and for the Six Months Ended June 30, 1996
     (unaudited)......................................................................   F-5
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994
     and 1995 and for the Six Months Ended June 30, 1995 and 1996 (unaudited).........   F-6
  Notes to Consolidated Financial Statements..........................................   F-7
KSOL-FM AND KYLZ-FM (DIVISIONS OF CRESCENT COMMUNICATIONS, L.P.)
  Independent Auditor's Report........................................................  F-16
  Accountant's Compilation Report.....................................................  F-17
  Combined Balance Sheets as of December 31, 1994 and 1995 and June 30, 1996..........  F-18
  Combined Statements of Operations and Partners' Deficiency for the Nine Months Ended
     December 31, 1994, the Year Ended December 31, 1995 and for the Six Months Ended
     June 30, 1995 and 1996...........................................................  F-19
  Combined Statements of Cash Flows for the Nine Months Ended December 31, 1994, the
     Year Ended December 31, 1995 and for the Six Months Ended June 30, 1995 and
     1996.............................................................................  F-20
  Notes to Combined Financial Statements..............................................  F-21

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Tichenor Media System, Inc.:

     We have audited the accompanying consolidated financial statements of Tichenor Media System, Inc. and subsidiaries as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tichenor Media System, Inc. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                            KPMG Peat Marwick LLP

Dallas, Texas
May 6, 1996

                  TICHENOR MEDIA SYSTEM, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                            DECEMBER 31
                                                                    ---------------------------    JUNE 30,
                                                                       1994            1995          1996
                                                                    -----------     -----------   -----------
                                                                                                  (UNAUDITED)
Current assets:
  Cash and cash equivalents.....................................    $ 2,331,014     $ 3,593,955   $ 2,961,920
  Accounts receivable, net of allowance of $228,282 in 1994,
    $756,808 in 1995 and $449,261 in 1996.......................      7,465,380       8,275,427    10,262,721
  Income tax receivable, including accrued interest.............      5,156,081              --            --
  Amounts receivable from officers and stockholders.............         54,930          99,168       119,436
  Prepaid expenses and other current assets.....................        241,547         358,640       590,296
                                                                    -----------     -----------   -----------
         Total current assets...................................     15,248,952      12,327,190    13,934,373
                                                                    -----------     -----------   -----------
Investments, at equity..........................................        249,892         221,458       221,458
                                                                    -----------     -----------   -----------
Property and equipment, at cost:
  Land..........................................................      1,541,152       2,095,690     2,093,190
  Buildings and improvements....................................      2,823,251       2,553,595     2,727,527
  Broadcast and other equipment.................................     10,985,817      12,075,807    12,455,434
  Furniture and fixtures........................................      2,136,571       2,253,794     2,309,601
                                                                    -----------     -----------   -----------
                                                                     17,486,791      18,978,886    19,585,752
  Less accumulated depreciation.................................     11,107,206      11,449,267    11,990,800
                                                                    -----------     -----------   -----------
                                                                      6,379,585       7,529,619     7,594,952
                                                                    -----------     -----------   -----------
Intangible assets:
  Broadcast licenses............................................     26,792,702      31,981,514    35,481,514
  Cost in excess of fair value of net assets acquired...........        924,050       1,073,940     1,073,940
  Other intangible assets.......................................      4,106,257       5,387,956     5,506,242
                                                                    -----------     -----------   -----------
                                                                     31,823,009      38,443,410    42,061,696
  Less accumulated amortization.................................      5,417,195       6,975,960     7,859,770
                                                                    -----------     -----------   -----------
                                                                     26,405,814      31,467,450    34,201,926
                                                                    -----------     -----------   -----------
Other noncurrent assets:
  Deferred charges, net.........................................        847,164         853,730       772,536
  Notes receivable from related parties.........................        578,439         571,439       569,439
                                                                    -----------     -----------   -----------
                                                                      1,425,603       1,425,169     1,341,975
                                                                    -----------     -----------   -----------
         Total assets...........................................    $49,709,846     $52,970,886   $57,294,684
                                                                    ===========     ===========   ===========
                                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..............................................    $ 1,872,925     $ 1,213,979   $ 1,019,677
  Accrued expenses..............................................      1,656,247       2,743,274     3,461,355
  Income taxes payable..........................................        584,931         565,574       173,769
  Amounts payable to officers and stockholders..................        211,152         270,184       274,756
  Current portion of long-term obligations......................      5,608,823          47,611        45,762
                                                                    -----------     -----------   -----------
         Total current liabilities..............................      9,934,078       4,840,622     4,975,319
                                                                    -----------     -----------   -----------
Long-term obligations, less current portion.....................     18,541,055      25,381,706    28,359,513
                                                                    -----------     -----------   -----------
Deferred income taxes...........................................      3,691,480       3,582,421     3,527,892
                                                                    -----------     -----------   -----------
14% senior redeemable cumulative preferred stock and accrued dividends, $1,000 par value; authorized, issued and
  outstanding 3,000 shares......................................      3,359,680       3,378,749     3,378,749
                                                                    -----------     -----------   -----------
Common stock purchase warrant subject to mandatory redemption,
  at accreted value.............................................      2,394,520       3,828,520     4,139,520
                                                                    -----------     -----------   -----------
Commitments and contingencies
Stockholders' equity:
  10.5% junior noncumulative preferred stock, $10 par value;
    authorized 100,000 shares; issued 42,829 shares; outstanding
    35,919 shares in 1994 and 35,772 shares in 1995 and 1996
    (liquidation preference of $3,682,950)......................        368,295         368,295       368,295
  Common stock, $1 par value; authorized 9,897,000 shares;
    issued 743,704 shares; outstanding 678,897 shares in 1994,
    684,420 shares in 1995 and 684,277 shares in 1996...........        743,704         743,704       743,704
  Additional paid-in capital....................................      4,212,814       4,357,038     4,357,038
  Retained earnings.............................................      8,031,391       8,081,638     9,007,950
  Less treasury stock at cost...................................     (1,470,073)     (1,379,263)   (1,388,567)
  Receivables for stock purchases...............................        (97,098)       (212,544)     (174,729)
                                                                    -----------     -----------   -----------
         Stockholders' equity...................................     11,789,033      11,958,868    12,913,691
                                                                    -----------     -----------   -----------
         Total liabilities and stockholders' equity.............    $49,709,846     $52,970,886   $57,294,684
                                                                    ===========     ===========   ===========

          See accompanying notes to consolidated financial statements.

                  TICHENOR MEDIA SYSTEM, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                         SIX MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31                     JUNE 30
                                           ---------------------------------------   -------------------------
                                              1993          1994          1995          1995          1996
                                           -----------   -----------   -----------   -----------   -----------
                                                                                     (UNAUDITED)
Revenues.................................. $35,349,367   $41,099,785   $46,377,676   $21,153,502   $23,954,847
Agency commissions........................  (3,550,029)   (4,238,805)   (4,776,415)   (2,143,221)   (2,596,963)
                                           -----------   -----------   -----------   -----------   -----------
         Net revenues.....................  31,799,338    36,860,980    41,601,261    19,010,281    21,357,884
                                           -----------   -----------   -----------   -----------   -----------
Operating expenses:
  Selling.................................  10,968,783    13,203,789    13,864,947     5,925,066     6,713,112
  Programming.............................   3,998,801     4,866,974     5,452,060     2,588,410     3,079,471
  Promotion and market research...........   1,143,868     1,701,147     1,730,225       944,274     1,141,271
  Engineering.............................     906,199       983,014     1,038,024       487,869       564,365
  General and administrative..............   6,765,544     7,087,274     7,659,303     3,603,395     3,909,300
  Corporate expenses......................   2,238,115     2,484,121     2,685,541     1,186,416     1,427,712
  Depreciation and amortization...........   1,930,783     2,368,113     2,467,056     1,146,929     1,434,705
                                           -----------   -----------   -----------   -----------   -----------
         Total operating expenses.........  27,952,093    32,694,432    34,897,156    15,882,359    18,269,936
                                           -----------   -----------   -----------   -----------   -----------
Operating income..........................   3,847,245     4,166,548     6,704,105     3,127,922     3,087,948
                                           -----------   -----------   -----------   -----------   -----------
Other income (expense):
  Interest income.........................     113,358     2,852,011       190,390       188,295        37,524
  Interest expense........................  (2,145,519)   (2,594,590)   (2,230,009)   (1,075,247)   (1,282,294)
  Costs relating to unconsummated
    acquisitions..........................          --            --      (123,300)      (10,569)         (358)
  Other, net..............................    (199,920)     (429,492)      161,814       174,668       (55,642)
                                           -----------   -----------   -----------   -----------   -----------
                                            (2,232,081)     (172,071)   (2,001,105)     (722,853)   (1,300,770)
                                           -----------   -----------   -----------   -----------   -----------
Income before income taxes and
  extraordinary loss......................   1,615,164     3,994,477     4,703,000     2,405,069     1,787,178
Income taxes..............................     125,000     1,292,647     2,779,684       817,023       549,866
                                           -----------   -----------   -----------   -----------   -----------
         Income before extraordinary
           loss...........................   1,490,164     2,701,830     1,923,316     1,588,046     1,237,312
Extraordinary loss on retirement of debt,
  net of income tax benefit of $224,030...          --      (381,456)           --            --            --
                                           -----------   -----------   -----------   -----------   -----------
         Net income.......................   1,490,164     2,320,374     1,923,316     1,588,046     1,237,312
Preferred stock dividends.................    (228,667)     (431,013)     (439,069)     (219,421)           --
Accretion of stock warrant to redemption
  value...................................  (1,516,000)     (715,000)   (1,434,000)     (812,000)     (311,000)
                                           -----------   -----------   -----------   -----------   -----------
         Net income (loss) applicable to
           common shareholders............ $  (254,503)  $ 1,174,361   $    50,247   $   556,625   $   926,312
                                           ===========   ===========   ===========   ===========   ===========
Net income (loss) per share:
  Income before extraordinary loss........ $      (.39)  $      2.31   $       .07   $       .82   $      1.25
                                           ===========   ===========   ===========   ===========   ===========
  Net income.............................. $      (.39)  $      1.74   $       .07   $       .82   $      1.25
                                           ===========   ===========   ===========   ===========   ===========
  Weighted average common and common
    equivalent shares outstanding.........     654,651       674,728       683,396       678,774       738,397
                                           ===========   ===========   ===========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                  TICHENOR MEDIA SYSTEM, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                 JUNIOR PREFERRED
                                      STOCK               COMMON STOCK                                  RECEIVABLES
                               --------------------   --------------------   ADDITIONAL                     FOR
                                NUMBER                 NUMBER                 PAID-IN      TREASURY        STOCK       RETAINED
                               OF SHARES    AMOUNT    OF SHARES    AMOUNT     CAPITAL        STOCK       PURCHASES     EARNINGS
                               ---------   --------   ---------   --------   ----------   -----------   -----------   -----------
Balance at December 31,
  1992.......................    42,829    $428,295    726,523    $726,523   $4,447,765   $(1,681,180)   $  (2,052)   $ 7,170,163
Accretion of stock warrant to
  redemption value...........        --          --         --          --          --             --           --     (1,516,000)
Senior redeemable preferred
  stock dividends............        --          --         --          --          --             --           --       (228,667)
Issuance costs of senior
  redeemable preferred
  stock......................        --          --         --          --    (321,836 )           --           --             --
Sale of treasury stock.......        --          --         --          --          --        181,129      (91,250)       (58,630)
Collection of stock purchase
  receivables................        --          --         --          --          --             --       30,514             --
Net income...................        --          --         --          --          --             --           --      1,490,164
                                 ------    --------    -------    --------   ----------   -----------    ---------    -----------
Balance at December 31,
  1993.......................    42,829     428,295    726,523     726,523   4,125,929     (1,500,051)     (62,788)     6,857,030
Conversion of junior
  preferred stock to common
  stock......................    (6,000)    (60,000)    17,181      17,181      42,819             --           --             --
Accretion of stock warrant to
  redemption value...........        --          --         --          --          --             --           --       (715,000)
Senior redeemable preferred
  stock dividends............        --          --         --          --          --             --           --       (431,013)
Purchase of treasury stock...        --          --         --          --          --        (36,957)          --             --
Sale of treasury stock.......        --          --         --          --      44,066         66,935      (81,000)            --
Collection of stock purchase
  receivables................        --          --         --          --          --             --       46,690             --
Net income...................        --          --         --          --          --             --           --      2,320,374
                                 ------    --------    -------    --------   ----------   -----------    ---------    -----------
Balance at December 31,
  1994.......................    36,829     368,295    743,704     743,704   4,212,814     (1,470,073)     (97,098)     8,031,391
Accretion of stock warrant to
  redemption value...........        --          --         --          --          --             --           --     (1,434,000)
Senior redeemable preferred
  stock dividends............        --          --         --          --          --             --           --       (439,069)
Purchase of treasury stock...        --          --         --          --          --        (41,467)          --             --
Sale of treasury stock.......        --          --         --          --     144,224        132,277     (219,000)            --
Collection of receivables for
  stock......................        --          --         --          --          --             --      103,554             --
Net income...................        --          --         --          --          --             --           --      1,923,316
                                 ------    --------    -------    --------   ----------   -----------    ---------    -----------
Balance at December 31,
  1995.......................    36,829     368,295    743,704     743,704   4,357,038     (1,379,263)    (212,544)     8,081,638
Accretion of stock warrant to
  redemption value
  (unaudited)................        --          --         --          --          --             --           --       (311,000)
Purchase of treasury stock
  (unaudited)................        --          --         --          --          --         (9,304)       2,375             --
Collection of stock purchase
  receivables (unaudited)....        --          --         --          --          --             --       35,440             --
Net income (unaudited).......        --          --         --          --          --             --           --      1,237,312
                                 ------    --------    -------    --------   ----------   -----------    ---------    -----------
Balance at June 30, 1996
  (unaudited)................    36,829    $368,295    743,704    $743,704   $4,357,038   $(1,388,567)   $(174,729)   $ 9,007,950
                                 ======    ========    =======    ========   ==========   ===========    =========    ===========

          See accompanying notes to consolidated financial statements.

                  TICHENOR MEDIA SYSTEM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                 SIX MONTHS
                                                        YEAR ENDED DECEMBER 31                  ENDED JUNE 30
                                               ----------------------------------------   -------------------------
                                                   1993          1994          1995          1995          1996
                                               ------------   -----------   -----------   -----------   -----------
                                                                                                 (UNAUDITED)
Cash flows from operating activities:
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Net income................................ $  1,490,164   $ 2,320,374   $ 1,923,316   $ 1,588,046   $ 1,237,312
    Provision for bad debts...................      330,727       491,750       767,614       224,158       166,439
    Depreciation and amortization.............    1,930,783     2,368,113     2,467,056     1,146,929     1,434,705
    Barter transactions, net..................     (214,222)     (312,926)      (34,450)     (361,817)     (503,716)
    Amortization of debt facility fee included
      in interest expense.....................      201,158       112,565       134,608        67,299        67,304
    Loss (gain) from unconsolidated
      partnership interests...................       55,291      (109,624)       19,834            --            --
    Loss (gain) from sale of investments......           --            --        (6,081)        9,916            --
    Valuation adjustments on notes receivable,
      investments and other noncurrent
      assets..................................      691,978        12,600            --            --            --
    Loss (gain) on disposition of assets......     (223,348)      325,676      (260,619)     (258,468)        6,909
    Deferred income taxes.....................           --     3,691,480      (109,059)      (54,529)      (54,529)
    Loss on retirement of debt................           --       605,486            --            --            --
    Changes in operating assets and
      liabilities:
      Accounts receivable, net................   (1,919,735)   (1,459,841)   (1,543,211)   (1,039,449)   (1,650,016)
      Income tax receivable...................           --    (5,156,081)    5,156,081     5,156,081            --
      Amounts receivable from officers and
         stockholders.........................        6,261       105,120       (44,238)      (30,524)      (20,268)
      Prepaid expenses and other current
         assets...............................      (68,199)      263,534      (117,093)      (51,002)     (231,656)
      Accounts payable........................    1,298,235      (438,554)     (658,946)   (1,050,567)     (194,302)
      Accrued expenses........................      714,089      (259,329)    1,087,027     1,110,880       718,081
      Income taxes payable....................      125,000       459,931       (19,357)      133,452      (391,805)
      Amounts payable to officers and
         stockholders.........................       43,390       138,898        59,032       (63,372)        4,572
                                               ------------   -----------   -----------   -----------   -----------
         Net cash provided by operating
           activities.........................    4,461,572     3,159,172     8,821,514     6,527,033       589,030
                                               ------------   -----------   -----------   -----------   -----------
Cash flows from investing activities:
  Investment sales, distributions and
    additions.................................      (31,277)       25,000        14,681         8,526            --
  Acquisitions of radio stations..............  (14,800,000)           --    (6,740,000)   (6,250,000)   (3,500,000)
  Property and equipment acquisitions.........     (600,350)     (899,762)   (1,279,915)     (730,666)     (625,886)
  Dispositions of property and equipment......      339,529       652,080       644,737       637,391         2,750
  Increase in intangible assets...............     (437,706)     (303,223)   (1,042,929)     (806,547)     (118,288)
  Decrease (increase) in other noncurrent
    assets....................................      (65,789)     (150,362)     (134,174)      (22,662)       15,890
                                               ------------   -----------   -----------   -----------   -----------
         Net cash used in investing
           activities.........................  (15,595,593)     (676,267)   (8,537,600)   (7,163,958)   (4,225,534)
                                               ------------   -----------   -----------   -----------   -----------
Cash flows from financing activities:
  Borrowings on long-term obligations.........   26,803,922            --     7,150,000     6,650,000     3,000,000
  Payments on long-term obligations...........  (16,119,907)   (3,014,894)   (5,870,561)   (5,180,268)      (24,042)
  Dividends on senior preferred stock.........           --      (300,000)     (420,000)     (420,000)           --
  Net proceeds from issuance of senior
    preferred stock...........................    2,678,164            --            --            --            --
  Payment of deferred financing costs.........     (717,742)     (897,389)           --            --            --
  Proceeds from issuance of common stock
    purchase warrant..........................      163,520            --            --            --            --
  Sales of treasury stock.....................       31,249        30,001        57,501            --            --
  Note payments from stockholders.............       28,462        46,690       103,554        17,964        37,815
  Purchases of treasury stock.................           --       (36,957)      (41,467)      (34,791)       (9,304)
                                               ------------   -----------   -----------   -----------   -----------
         Net cash provided by (used in)
           financing activities...............   12,867,668    (4,172,549)      979,027     1,032,905     3,004,469
                                               ------------   -----------   -----------   -----------   -----------
Net increase (decrease) in cash and cash
  equivalents.................................    1,733,647    (1,689,644)    1,262,941       395,980      (632,035)
Cash and cash equivalents at beginning of
  period......................................    2,287,011     4,020,658     2,331,014     2,331,014     3,593,955
                                               ------------   -----------   -----------   -----------   -----------
Cash and cash equivalents at end of period.... $  4,020,658   $ 2,331,014   $ 3,593,955   $ 2,726,994   $ 2,961,920
                                               ============   ===========   ===========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                  TICHENOR MEDIA SYSTEM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (INFORMATION AS OF JUNE 30, 1996 AND FOR THE SIX-MONTH
               PERIODS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Tichenor Media System, Inc. was formed on August 17, 1982 for the purpose of owning and operating a group of Spanish language broadcast radio stations. The Company's radio stations are located in San Antonio, McAllen-Brownsville, Houston and El Paso, Texas and Chicago, Illinois.

  Basis of Consolidation

     The accompanying consolidated financial statements include the accounts of Tichenor Media System, Inc. and its wholly-owned subsidiaries, Tichenor License Corporation ("TLC"), WADO Radio, Inc. ("WRI") and TC Television, Inc. ("TCTV") (collectively, the "Company"). The Company consolidates the accounts of subsidiaries when it has a controlling financial interest (over 50%) in the outstanding voting shares of the subsidiary.

     All significant intercompany accounts and transactions have been eliminated in consolidation.

  Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash Equivalents

     Debt instruments with original maturities of three months or less are considered to be cash equivalents. Cash equivalents at December 31, 1994 and 1995 are comprised of treasury bills, other government securities and money market funds and totalled $1,813,793 and $461,029, respectively.

  Investments

     The Company uses the equity method to account for investments when it does not have a controlling interest but has the ability to exercise significant influence over the operating and/or financial decisions of the investee. Investments where the Company does not exert significant influence are accounted for using the cost method. Investments at December 31, 1994 and 1995 are comprised primarily of a 50% interest in a general partnership which owns a transmission tower that is leased to the Company.

  Property, Equipment and Land

     Property, equipment and land are recorded at cost. Expenditures for significant renewals and betterments are capitalized. Repairs and maintenance are charged to expense as incurred.

     Depreciation is provided in amounts sufficient to relate the asset cost to operations over the estimated useful lives (five to forty years) on a straight-line basis. Leasehold improvements are amortized over the life of the lease or the estimated service life of the asset, whichever is shorter. Gains or losses from disposition of property and equipment is recognized in the statement of operations.

                  TICHENOR MEDIA SYSTEM, INC. AND SUBSIDIARIES

             (INFORMATION AS OF JUNE 30, 1996 AND FOR THE SIX-MONTH
               PERIODS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

  Intangible Assets

     Intangible assets are recorded at cost. Amortization of intangible assets is provided in amounts sufficient to relate the asset cost to operations over the estimated useful lives (two to forty years) on a straight-line basis.

  Advertising Costs

     Advertising costs are charged to operations in the year incurred and totaled $779,582, $894,982 and $1,232,255 for the years ended December 31, 1993,
1994 and 1995, respectively.

  Barter Transactions

     Barter transactions are recorded at the estimated fair value of the goods or services received. Revenues from barter transactions are recognized as income when advertisements are broadcast. Expenses are recognized when goods or services are received or used. Barter amounts are not significant to the Company's financial statements.

  Income Taxes

     The Company follows Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

  Earnings Per Share

     Net income or loss per common share is computed by dividing net income or loss applicable to common shareholders by the weighted average number of common and dilutive common equivalent shares (junior preferred stock) outstanding during each year. The stock warrant has been excluded from the computation as its effect would be antidilutive.

  Financial Instruments

     The carrying amounts of financial instruments including cash and cash equivalents, trade receivables and accounts payable approximated fair value as of December 31, 1994 and 1995, because of the relatively short maturity of these instruments. The carrying value of long-term obligations, including the current portion, approximated fair value as of December 31, 1994 and 1995, based upon quoted market prices for the same or similar debt issues.

  Interim Financial Statements

     In the opinion of management, the accompanying unaudited consolidated financial statements as of June 30, 1996 and for the six-month periods ended June 30, 1995 and 1996 reflect all adjustments (none of which were other than normal recurring accruals) necessary to a fair presentation of the Company's financial position and results of operations for such periods. The results of operations for the six-month period ended June 30, 1996 are not necessarily indicative of

                  TICHENOR MEDIA SYSTEM, INC. AND SUBSIDIARIES

             (INFORMATION AS OF JUNE 30, 1996 AND FOR THE SIX-MONTH
               PERIODS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

results to be achieved for the full year. The unaudited interim financial statements do not include all disclosures required by generally accepted accounting principles.

2. ACQUISITIONS OF RADIO STATIONS

     On June 1, 1995, certain tangible and intangible assets of radio station KMPQ-AM in Rosenberg-Richmond (Houston), Texas were acquired for $2,500,000. The intangible assets acquired are amortized using the straight line method over 15 to 40 years. This acquisition, along with a deposit for $500,000 related to the KMIA-FM acquisition, was funded with bank financing.

     On June 16, 1995, the Company purchased certain tangible and intangible assets of KLTN-FM in Port Arthur (Houston), Texas for $3,650,000. The intangible assets acquired are amortized using the straight line method over 15 to 40 years. Bank financing was used to fund this acquisition.

     On June 23, 1995, TCTV purchased certain tangible and intangible assets associated with the television program known as "Tejano Country." The purchase price was $100,000 and was funded from operations.

     The Company acquired certain tangible and intangible assets of radio station KAMA-AM in El Paso, Texas on October 11, 1995. The purchase price was $300,000. In addition, a two-year non-competition agreement was acquired for $190,000. The intangible assets acquired are amortized using the straight line method over 2 to 40 years. These assets together with $10,000 in working capital were funded with bank financing.

     Prior to the acquisitions of KMPQ-AM, KLTN-FM and KAMA-AM, the Company operated the stations under time brokerage agreements. The time brokerage agreements provided that the Company retain all revenues associated with advertising time and pay certain operating expenses. These agreements were effective December 1, 1994, April 27, 1992, and June 23, 1995, for KMPQ-AM, KLTN-FM and KAMA-AM, respectively. Time brokerage agreement fees related to these stations for the years ended December 31, 1994 and 1995 are $579,404 and $91,463, respectively.

     Unaudited consolidated condensed pro forma results of operations as if all acquisitions occurred as of the beginning of the periods presented are as follows:

                                                                1994            1995
                                                             -----------     -----------
    Net revenues...........................................  $34,294,803     $38,229,370
    Operating income.......................................    2,988,834       6,251,306
    Net income.............................................      562,712       1,204,873
    Net loss per common share..............................         (.83)           (.91)

                  TICHENOR MEDIA SYSTEM, INC. AND SUBSIDIARIES

             (INFORMATION AS OF JUNE 30, 1996 AND FOR THE SIX-MONTH
               PERIODS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

3. LONG-TERM OBLIGATIONS

     The following is a summary of long-term obligations outstanding as of December 31, 1994 and 1995:

                                                                1994            1995
                                                             -----------     -----------
    Bank loans, aggregate commitment of $50 million,
      interest rate based on LIBOR and prime plus an
      applicable margin as determined by the Company's
      total leverage ratio; interest rates ranging from
      7.44% to 9.25% at December 31, 1995; interest rates
      ranged from 7.32% to 9.75% during 1995; payable
      through 2001; collateralized by all of the Company's
      assets (including the stock of TLC, WRI, and TCTV)
      excluding FCC licenses; the Company is required to
      comply with certain financial and nonfinancial
      covenants............................................  $23,616,033     $25,348,217
    Loans from related parties, interest at 10%, payable on
      demand...............................................      404,263              --
    Various loans, interest ranging from 11.75% to 12.38%,
      payable through 1997.................................       58,203          38,456
    Obligations under capital leases, implicit interest
      rates of 5.8% to 12.2%, payable through 1997.........       71,379          42,644
                                                             -----------     -----------
                                                              24,149,878      25,429,317
    Less current portion...................................   (5,608,823)        (47,611)
                                                             -----------     -----------
                                                             $18,541,055     $25,381,706
                                                             ===========     ===========

     Maturities of long-term obligations for the five years subsequent to December 31, 1995 and thereafter are as follows:

                                    YEAR                          AMOUNT
                --------------------------------------------    -----------
                1996........................................    $    47,611
                1997........................................         33,490
                1998........................................             --
                1999........................................      4,098,216
                2000........................................     13,750,000
                Thereafter..................................      7,500,000

     After April 30, 1997, the bank loan agreement requires principal reductions in the loan equal to 50% of excess cash flow, as defined.

     On August 9, 1994, the Company refinanced its bank loan. An extraordinary loss of $605,486 has been recognized due to the write-off of the unamortized deferred financing costs of the loan.

     To reduce the impact of changes in interest rates on its floating rate long-term bank loan, the Company entered into an interest rate swap agreement. As of December 31, 1994, $10,370,000 of the notional amount of the agreement was outstanding. The outstanding swap agreement matured in December 1995 and effectively fixed the interest rate on the corresponding amount of the loan at 7.31%, which was based on the 90 day LIBOR plus an incremental rate. Amounts receivable or

                  TICHENOR MEDIA SYSTEM, INC. AND SUBSIDIARIES

             (INFORMATION AS OF JUNE 30, 1996 AND FOR THE SIX-MONTH
               PERIODS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

payable under the agreement were recognized currently in interest expense. Interest expense (income) recognized under the agreement totalled $279,309, $140,767 and ($57,241) for the years ended December 31, 1993, 1994 and 1995, respectively. The bank loan agreement requires the Company to enter into an interest rate swap agreement covering 50% of the outstanding obligation by December 31, 1996.

     Interest paid for the years ended December 31, 1993, 1994 and 1995 amounted to $1,478,879, $2,221,643 and $2,091,919, respectively.

4. STOCKHOLDERS' EQUITY

     The senior preferred stock has a preference as to dividends and assets in the event of a partial or complete liquidation. Dividends are cumulative and accrue at 14% per annum, compounded annually, on the sum of the par value of the stock and all accrued and unpaid dividends. As of December 31, 1994 and 1995, accrued and unpaid dividends were $359,680 and $378,749, respectively. In the event of a partial or complete liquidation, the senior preferred stock is entitled to receive the sum of the par value of the stock and all accrued and unpaid dividends ("Redemption Price") before payment of the preferential amount owed with respect to the junior preferred stock.

     The senior preferred stock has no voting rights; however, the holders of the senior preferred stock are entitled to elect one director of the Company. Each director is entitled to one vote, but if certain covenants to the investment agreement with the preferred shareholders are not met, the senior preferred stock director is entitled to 100 votes, whereas other directors will have one vote. The preferred stock director in this situation will have the power to cause the Company to sell certain assets to satisfy first the bank obligation in full and then redeem the senior preferred stock and repurchase the stock warrant discussed in the following paragraph.

     The senior preferred shareholders were issued a warrant to purchase common stock for $38,000 on or before June 15, 2003. The stock warrant is for the purchase of common stock in an amount up to 4% of the Company's total common stock outstanding at the time of exercise of the warrant, computed on a fully diluted basis. The difference between the carrying value of the warrant and its estimated fair value, as determined by management on an annual basis, is being accreted over the term of the warrant through charges to retained earnings.

     The Company has the option to redeem all the senior preferred stock at the Redemption Price and repurchase the stock warrant after December 31, 1996. The stock warrant would be repurchased at a value which approximates 4% of the sum of the fair market value of the Company's net assets. The mandatory redemption date for the senior preferred stock is June 30, 2001. Both the option to redeem the senior preferred stock and the mandatory redemption provision require the Company to simultaneously repurchase the stock warrant.

     The junior preferred stock has a preference as to dividends and assets in the event of a partial or complete liquidation. The payment of dividends on this class of stock is restricted by the bank credit agreement. In the event of a partial or complete liquidation, holders of the junior preferred stock are entitled to receive $100 per share after full payment of amounts owed to holders of the senior preferred stock and before any distribution on the common stock.

     The holders of the junior preferred stock have the right to convert their shares into common stock. The conversion rate for each share of junior preferred stock is the quotient of $100 divided by the fair market value of one share of common stock on the date of conversion. The number of shares to be converted is multiplied by such quotient.

                  TICHENOR MEDIA SYSTEM, INC. AND SUBSIDIARIES

             (INFORMATION AS OF JUNE 30, 1996 AND FOR THE SIX-MONTH
               PERIODS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

     The holders of the junior preferred stock have voting rights equal in the aggregate to 45% of the voting rights of all outstanding voting shares. The holders of the common stock have voting rights equal to the remaining 55%.

     As of December 31, 1995, treasury stock is comprised of 59,284 shares of common stock at an aggregate cost of $1,273,563 and 1,057 shares of junior preferred stock at an aggregate cost of $105,700. Except for the purchase of 147 shares of junior preferred stock at a cost of $14,700 in 1995, all other treasury stock transactions during the three years ended December 31, 1995 and the six months ended June 30, 1996 represent purchases and sales of common stock.

5. INCOME TAXES

     The provision (benefit) for income taxes on earnings before extraordinary item for the years ended December 31, 1993, 1994, and 1995 consists of the following:

                                                      1993          1994          1995
                                                    --------     -----------   ----------
    Current:
      Federal.....................................  $125,000     $(2,481,971)  $2,532,002
      State.......................................        --          83,138      356,741
                                                    ----------   -----------   ----------
              Total current tax expense
                (benefit).........................   125,000      (2,398,833)   2,888,743
                                                    ----------   -----------   ----------
    Deferred:
      Federal.....................................        --       3,392,171     (219,425)
      State.......................................        --         299,309      110,366
                                                    ----------   -----------   ----------
              Total deferred tax expense
                (benefit).........................        --       3,691,480     (109,059)
                                                    ----------   -----------   ----------
              Total income tax expense............  $125,000     $ 1,292,647   $2,779,684
                                                    ==========   ===========   ==========

     In 1994, an income tax benefit of $224,030 was allocated to the extraordinary charge discussed in note 3.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1994 and 1995 are as follows:

                                                                1994            1995
                                                             -----------     -----------
    Deferred tax assets:
      Intangible assets....................................  $   280,654     $   444,800
      Allowance for doubtful accounts receivable...........       84,464         290,540
      Other................................................       60,976          68,000
                                                             -----------     -----------
              Total deferred tax assets....................      426,094         803,340
                                                             -----------     -----------
    Deferred tax liabilities:
      Broadcast licenses...................................   (4,107,838)     (4,356,131)
      Other................................................       (9,736)        (29,630)
                                                             -----------     -----------
              Total deferred tax liabilities...............   (4,117,574)     (4,385,761)
                                                             -----------     -----------
              Net deferred tax liabilities.................  $(3,691,480)    $(3,582,421)
                                                             ===========     ===========

                  TICHENOR MEDIA SYSTEM, INC. AND SUBSIDIARIES

             (INFORMATION AS OF JUNE 30, 1996 AND FOR THE SIX-MONTH
               PERIODS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

     The reconciliation of income tax expense computed at the federal statutory tax rate to the Company's actual income tax expense for the years ended December 31, 1993, 1994, and 1995 is as follows:

                                                    1993           1994           1995
                                                  ---------     ----------     ----------
    Federal income tax at statutory rate........  $ 549,156     $1,358,122     $1,599,020
    State income taxes, net of federal
      benefit...................................         --        252,415        308,291
    Nondeductible intangible asset
      amortization..............................         --         33,150        140,927
    Use of net operating loss carryforwards.....   (424,156)      (288,600)            --
    Other.......................................         --        (62,440)       731,446
                                                  ---------     ----------     ----------
                                                  $ 125,000     $1,292,647     $2,779,684
                                                  =========     ==========     ==========

     Income taxes paid for the years ended December 31, 1993, 1994, and 1995 amounted to $0, $21,958, and $2,908,100, respectively.

6. COMMITMENTS AND CONTINGENCIES

     The Company is the lessor of office space, transmitter towers, and parcels of land. Included in buildings and equipment as of December 31, 1994 and 1995 is $2,186,261 and $2,005,433 of assets leased to others under operating leases and the related accumulated depreciation of $617,571 and $623,711. Included in land as of December 31, 1994 and 1995 is $52,396 representing a parcel of land which is leased to another party under an operating lease.

     The Company operates certain radio stations and the corporate offices from leased facilities. Terms of the office space leases vary from three to ten years. None of the leases contain contingent rent clauses; however, certain leases contain five year renewal options. Other leases have terms which vary from a month-to-month term to ten years. Certain leases have contingent rent clauses providing for increases based on the Consumer Price Index. These leases have renewal options of one to ten years.

     Future minimum rental payments under noncancellable operating leases in effect at December 31, 1995 are summarized as follows:

                                      YEAR                          AMOUNT
                ------------------------------------------------  ----------
                1996............................................  $1,103,301
                1997............................................   1,080,089
                1998............................................     998,124
                1999............................................     898,354
                2000............................................     831,457
                Thereafter......................................   3,873,064

     Rent expense for the years ended December 31, 1993, 1994 and 1995 was $933,685, $936,128 and $1,075,400, respectively.

     In December 1994, the Company entered into a time brokerage agreement to provide programming to, and sell advertising time on, radio station KMPQ-FM in Rosenberg-Richmond (Houston), Texas, and acquired an option to purchase the station. The time brokerage agreement provides that the Company will retain all revenues associated with advertising time and pay certain operating expenses effective December 1, 1994. The KMPQ-FM time brokerage agreement provides for

                  TICHENOR MEDIA SYSTEM, INC. AND SUBSIDIARIES

             (INFORMATION AS OF JUNE 30, 1996 AND FOR THE SIX-MONTH
               PERIODS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

payments of $12,500 a month to the licensee until the earlier of November 30, 1997 or the Company exercises its option to purchase the station. If the grantor obtains an upgrade of the station's broadcast authorization status and relocates the transmitter site, the purchase price of the station's assets would be $14,000,000. If this upgrade is not accomplished, the purchase price is the fair market value as defined in the agreement. If the upgrade of KMPQ-FM is not completed at the expiration of the initial term of the time brokerage agreement, the agreement may be extended for two, two-year periods with payments to the licensee of $15,000 per month. If the upgrade becomes final, as defined in the agreement, during the initial term or any extension of the agreement, the fee paid to the licensee can increase to $150,000 per month.

     On December 15, 1995, the Company entered into a time brokerage agreement to provide programming to, and sell advertising time on, radio station KRTX-FM in Galveston (Houston), Texas. Also, on December 15, 1995, the Company entered into an asset purchase agreement related to this station. The time brokerage agreement provides that the Company will retain all revenues associated with advertising time and pay certain operating expenses effective December 15, 1995. The KRTX-FM time brokerage agreement provides for payments of $13,000 per month to the licensee until the earlier of the closing of the transactions contemplated by the asset purchase agreement or the termination of such agreement. The asset purchase agreement for KRTX-FM provides for the purchase of certain tangible and intangible assets. The purchase price is $900,000. As of December 31, 1995, the Company was waiting for approval from the Federal Communications Commission ("FCC") before it could close on the purchase.

     Time brokerage agreement fees for the years ended December 31, 1994 and 1995 were $12,500 (KMPQ-FM) and $155,000 (KMPQ-FM and KRTX-FM), respectively.

     Spanish Radio Network ("SRN"), a partnership in which the Company was previously a partner, was examined by the Internal Revenue Service ("IRS") for the tax years ended December 31, 1992 and 1993. SRN owned and operated radio stations. The IRS disagrees with SRN's radio station purchase price allocations and has allocated a portion of the purchase price of certain amortizable intangible assets to nonamortizable going concern value. The tax effect of these adjustments to the Company, before interest, is approximately $326,000. The Company intends to protest the adjustments through the appeals process of the IRS and believes these adjustments will be reduced.

     The IRS audited the Company's federal income tax returns for the tax years ended February 29, 1984, and February 28, 1985, 1986 and 1987 and the Company petitioned the United States Tax Court related to certain proposed adjustments. The Company reached an agreement with the IRS on June 16, 1994, and all issues were settled. At December 31, 1994, the Company accrued a tax refund receivable of approximately $5,794,000 for the aforementioned tax years which includes net interest income of approximately $2,671,000. The refund was received on April 24, 1995.

     The Company is subject to other legal proceedings and claims which have arisen in the ordinary course of its business and have not been fully adjudicated. These actions, when ultimately concluded, will not, in the opinion of management, have a material adverse effect upon the financial position or results of operations of the Company.

7. SUBSEQUENT EVENTS

     The Company closed on the purchase of the assets of KMIA-FM (subsequently renamed KRTX-FM) in Jasper (Houston), Texas on March 25, 1996. The purchase price was $3,500,000. A $3,000,000 bank loan was used to finance this acquisition of assets.

                  TICHENOR MEDIA SYSTEM, INC. AND SUBSIDIARIES

             (INFORMATION AS OF JUNE 30, 1996 AND FOR THE SIX-MONTH
               PERIODS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

     On March 31, 1996, the Company entered into a time brokerage agreement to provide programming to, and sell advertising time on, radio station KQXX-FM in McAllen, Texas. The Company also entered into an asset purchase agreement related to this radio station. The time brokerage agreement provides that the Company will retain all revenues associated with advertising time and pay certain operating expenses effective April 1, 1996. The Company pays $12,500 monthly to the licensee of KQXX-FM until the earlier of the closing date or termination of the asset purchase agreement.

8. OTHER SUBSEQUENT EVENTS (UNAUDITED)

     The Company closed on the purchase of the assets of KLTP-FM (formerly KRTX-FM) in Galveston (Houston), Texas on July 31, 1996. The purchase price was $900,000. A $600,000 bank loan was used to finance this acquisition.

     The Company closed on the purchase of the assets of KQXX-FM in McAllen, Texas on August 1, 1996. The purchase price of KQXX-FM was $1,300,000. Also, a five year non-competition agreement from the seller was purchased for $800,000. A $1,300,000 bank loan was used to finance this acquisition.

     On August 16, 1996, the Company purchased the assets of KSOL-FM and KYLZ-FM in San Francisco and Santa Cruz (San Jose), California. The purchase price was $40,000,000. The acquisition was financed with a $40,000,000 loan from Clear Channel Communications, Inc. The interest rate on the loan starts at 9% and escalates to 13% over the loan term. The loan matures on September 30, 1997.

     The Company has entered into an Agreement and Plan of Merger whereby it will merge with a wholly owned subsidiary of Heftel Broadcasting Corporation ("Heftel"). In connection with the merger, management of the Company will assume management responsibilities of Heftel. Upon consummation of the merger, the Company's senior preferred stock will be redeemed and the common stock warrant will be repurchased. The senior preferred stock will be redeemed for $3,378,749 and 23,000 shares of common stock will be issued to repurchase the warrant. The merger is expected to become effective in early 1997.

                          INDEPENDENT AUDITOR'S REPORT

KSOL-FM and KYLZ-FM (Divisions of Crescent
  Communications, L.P.)
San Francisco, California

To the Partners:

     We have audited the accompanying combined balance sheets of KSOL-FM and KYLZ-FM (Divisions of Crescent Communications, L.P.) as of December 31, 1994 and 1995 and the related combined statements of operations and partners' deficiency, and cash flows for the nine months ended December 31, 1994 and the year ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of KSOL-FM and KYLZ-FM (Divisions of Crescent Communications, L.P.) as of December 31, 1994 and 1995, and the results of their operations and their cash flows for the nine months ended December 31, 1994 and the year ended December 31, 1995 in accordance with generally accepted accounting principles.

MILLER, KAPLAN, ARASE & CO.

North Hollywood, California

March 1, 1996 (Except for Note 11 as to
which the date is August 16, 1996).

                        ACCOUNTANT'S COMPILATION REPORT

KSOL-FM and KYLZ-FM (Divisions of Crescent
  Communications, L.P.)
San Francisco, California

To the Partners:

     We have compiled the accompanying combined balance sheet of KSOL-FM and KYLZ-FM (Divisions of Crescent Communications, L.P.) as of June 30, 1996, and the related combined statements of operations and partners' deficiency, and cash flows for the six month periods ended June 30, 1995 and 1996, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

     A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying combined financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

MILLER, KAPLAN, ARASE & CO.

September 30, 1996

                                                                     EXHIBIT "A"

        KSOL-FM AND KYLZ-FM (DIVISIONS OF CRESCENT COMMUNICATIONS, L.P.)
                            COMBINED BALANCE SHEETS

                                                           DECEMBER 31,
                                                    --------------------------     JUNE 30,
                                                       1994           1995           1996
                                                    -----------    -----------    -----------
                                                                                  (COMPILED)
ASSETS:
  Cash............................................. $       500    $       500    $       500
  Accounts receivable (net of allowance for
     doubtful accounts of $65,869, $95,537 and
     $105,411).....................................     443,840        643,752        722,446
  Trade receivable.................................          --          4,156         11,391
  Other receivables................................       1,537          9,759         14,802
  Other prepaid expenses...........................     154,320        410,990         35,903
                                                    -----------    -----------    -----------
          Total current assets.....................     600,197      1,069,157        785,042
Property and equipment, net of accumulated
  depreciation (Note 2)............................      50,840        554,502        496,604
Intangible assets, net of accumulated amortization
  (Note 3).........................................      84,805     15,428,597     15,210,071
                                                    -----------    -----------    -----------
          Total assets............................. $   735,842    $17,052,256    $16,491,717
                                                    ===========    ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
  Accounts payable and accrued expenses............ $   109,178    $   199,497    $   121,416
  Accrued wages and commissions....................     108,681         52,300         76,074
  Trade liability..................................      90,931        285,356        285,356
  Deferred income..................................      16,192          6,928          5,272
                                                    -----------    -----------    -----------
          Total current liabilities................     324,982        544,081        488,118
Interdivisional payable (Note 4)...................   2,811,206     22,740,589     24,440,358
                                                    -----------    -----------    -----------
          Total liabilities........................   3,136,188     23,284,670     24,928,476
Commitments and contingencies (Notes 5 and 6)
  Partners' deficiency.............................  (2,400,346)    (6,232,414)    (8,436,759)
                                                    -----------    -----------    -----------
          Total liabilities and partners'
            deficiency............................. $   735,842    $17,052,256    $16,491,717
                                                    ===========    ===========    ===========

               (See accompanying accountant's compilation report)
            (Attached notes are an integral part of this statement)

                                                                     EXHIBIT "B"

        KSOL-FM AND KYLZ-FM (DIVISIONS OF CRESCENT COMMUNICATIONS, L.P.)
           COMBINED STATEMENTS OF OPERATIONS AND PARTNERS' DEFICIENCY

                                      NINE MONTHS                        SIX MONTHS ENDED
                                         ENDED       YEAR ENDED              JUNE 30,
                                       DECEMBER       DECEMBER              (COMPILED)
                                          31,            31,        --------------------------
                                         1994           1995           1995           1996
                                      -----------    -----------    -----------    -----------
Net Revenues......................... $ 1,796,162    $ 3,411,596    $ 1,631,085    $ 1,946,686
                                      -----------    -----------    -----------    -----------
Operation Expenses:
  Operating expenses excluding
     Depreciation and amortization,
     General and administrative, and
     Corporate expenses..............   2,249,380      2,886,877      1,342,712      1,729,652
  Depreciation and amortization......       6,942        430,609        146,035        287,805
  General and administrative
     expense.........................     704,309      1,082,252        474,054        638,873
  Corporate expense..................   1,235,877        755,573        543,727        206,986
                                      -----------    -----------    -----------    -----------
          Total operating expenses...   4,196,508      5,155,311      2,506,528      2,863,316
                                      -----------    -----------    -----------    -----------
          Loss from operations.......  (2,400,346)    (1,743,715)      (875,443)      (916,630)
                                      -----------    -----------    -----------    -----------
Other income (expense):
  Interest expense...................          --     (2,104,583)      (547,049)    (1,296,502)
  Other income.......................          --         16,230          9,140          8,787
                                      -----------    -----------    -----------    -----------
          Net other (expense)........          --     (2,088,353)      (537,909)    (1,287,715)
                                      -----------    -----------    -----------    -----------
Net loss.............................  (2,400,346)    (3,832,068)    (1,413,352)    (2,204,345)
Partners' deficiency -- beginning of
  period.............................          --     (2,400,346)    (2,400,346)    (6,232,414)
                                      -----------    -----------    -----------    -----------
Partners' deficiency -- end of
  period............................. $(2,400,346)   $(6,232,414)   $(3,813,698)   $(8,436,759)
                                      ===========    ===========    ===========    ===========

               (See accompanying accountant's compilation report)
            (Attached notes are an integral part of this statement)

                                                                     EXHIBIT "C"

        KSOL-FM AND KYLZ-FM (DIVISIONS OF CRESCENT COMMUNICATIONS, L.P.)
                       COMBINED STATEMENTS OF CASH FLOWS

                                                                           SIX MONTHS ENDED
                                      NINE MONTHS                              JUNE 30,
                                         ENDED         YEAR ENDED             (COMPILED)
                                      DECEMBER 31,    DECEMBER 31,    --------------------------
                                          1994            1995           1995           1996
                                      ------------    ------------    -----------    -----------
Cash Flows From Operating
  Activities:
  Net loss..........................   $(2,400,346)    $(3,832,068)   $(1,413,352)   $(2,204,345)
  Adjustments to reconcile net loss
     to net cash provided by
     operating activities:
     Depreciation...................         6,942         102,570         29,275         69,279
     Amortization...................            --         328,039        116,760        218,526
     (Increase) decrease in:
       Accounts receivable..........      (443,840)       (199,912)      (258,457)       (78,695)
       Trade receivable.............            --          (4,156)      (103,133)        (7,235)
       Other receivables............        (1,537)         (8,222)       (18,899)        (5,043)
       Other prepaid expenses.......      (154,320)       (171,865)       206,766        375,087
     Increase (decrease) in:
       Accounts payable and accrued
          expenses..................       109,178          90,319         68,501        (78,081)
       Accrued wages and
          commissions...............       108,681         (56,381)       (55,386)        23,774
       Trade liability..............        90,931         194,425         57,285             --
       Deferred revenue.............        16,192          (9,264)       (16,192)        (1,656)
       Interdivisional payable......     2,811,206       3,929,383      1,726,966      1,699,769
                                       -----------     -----------    -----------    -----------
          Net cash provided by
            operating activities....       143,087         362,868        340,134         11,380
                                       -----------     -----------    -----------    -----------
Cash Flows From Investing
  Activities:
  Purchase of property and
     equipment......................       (57,782)        (59,942)       (37,208)       (11,380)
  Purchase of intangibles...........       (84,805)       (302,926)      (302,926)            --
                                       -----------     -----------    -----------    -----------
          Net cash used by investing
            activities..............      (142,587)       (362,868)      (340,134)       (11,380)
                                       -----------     -----------    -----------    -----------
Net increase (decrease) in cash.....           500              --             --             --
Cash, beginning of period...........            --             500            500            500
                                       -----------     -----------    -----------    -----------
Cash, end of period.................   $       500     $       500    $       500    $       500
                                       ===========     ===========    ===========    ===========

Supplemental Disclosure of Non-Cash Activity:

     The Partnership purchased KSOL-FM and KYLZ-FM on March 22, 1995 by incurring approximately $16,000,000 in additional debt. This transaction was recorded on the station's books through the interdivisional payable account.

               (See accompanying accountant's compilation report)
            (Attached notes are an integral part of this statement.)

        KSOL-FM AND KYLZ-FM (DIVISIONS OF CRESCENT COMMUNICATIONS, L.P.)

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                 NINE MONTHS ENDED DECEMBER 31, 1994 (AUDITED)
                     YEAR ENDED DECEMBER 31, 1995 (AUDITED)
               SIX MONTHS ENDED JUNE 30, 1995 AND 1996 (COMPILED)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A. Nature of Business and Basis of Presentation

     Radio stations KSOL-FM and KYLZ-FM ("the stations"), licensed to San Francisco, California and Santa Cruz, California, respectively, are divisions of Crescent Communications, L.P. ("the Partnership"). The Partnership was established as a limited partnership for the purpose of acquiring and operating radio stations and commenced operations on November 19, 1993. The Partnership purchased radio stations KSOL-FM and KYLZ-FM on March 22, 1995 which it had been operating on a contract basis since April 1, 1994. KYLZ-FM was simulcast with another station owned by the Partnership since April 1, 1994. The accompanying combined financial statements present only the accounts of KSOL-FM and KYLZ-FM, after eliminating all significant interdivisional accounts and transactions between the stations.

  B. Unaudited Interim Information

     In the opinion of management, the combined financial statements for the six month periods ended June 30, 1995 and 1996 (unaudited) include all adjustments necessary for a fair presentation in accordance with generally accepted accounting principles consisting solely of normal recurring accruals and adjustments. The results of operations and cash flows for the six months ended June 30, 1995 and 1996 are not necessarily indicative of results which would be expected for a full year.

  C. Revenue Recognition

     Revenue is recognized when commercial spot announcements are aired. Unbilled commercial air time is accrued at year end and included in accounts receivable. Payments received in advance are included in deferred revenue.

  D. Property and Equipment

     Property and equipment are stated at cost. Amounts expended for improvements which increase the useful life or replace major units of property and equipment are capitalized, while expenditures for repairs, maintenance and minor renewals are charged to expense as incurred. The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any gain or loss is reflected in current year earnings.

  E. Depreciation

     Depreciation of property and equipment is computed using the straight-line method over the estimated economic lives of the assets as follows:

        Broadcasting Equipment.............................................  5 years
        Furniture and Fixtures.............................................  7 years
        Music Library......................................................  5 years
        Vehicles...........................................................  3 years
        Computers..........................................................  3 years

               (See accompanying accountant's compilation report)

        KSOL-FM AND KYLZ-FM (DIVISIONS OF CRESCENT COMMUNICATIONS, L.P.)

                 NINE MONTHS ENDED DECEMBER 31, 1994 (AUDITED)
                     YEAR ENDED DECEMBER 31, 1995 (AUDITED)
               SIX MONTHS ENDED JUNE 30, 1995 AND 1996 (COMPILED)

  F. Amortization

     Amortization of intangible assets is computed using the straight-line method over the estimated lives of the assets as follows:

        FCC License.......................................................  40 years
        Goodwill..........................................................  40 years
        Going Concern Value...............................................  40 years
        Acquisition Costs.................................................  5 years

  G. Trades

     Under trade agreements with certain advertisers, the Partnership provides commercial spot announcements in exchange for goods and services, as is customary in the broadcasting industry. These transactions are recorded at the estimated fair market value of the goods and services received. Trade sales are recognized when commercial spot announcements are broadcast and the value of goods or services is recorded when received or utilized. The value of air time provided and goods or services received are reflected in the balance sheet as a trade receivable and a trade liability until they are paid for and earned, respectively.

  H. Concentration of Risk

     Financial instruments that potentially subject the Partnership to credit risk consist of accounts receivable. Concentration of credit risk with respect to accounts receivable is limited due to the large number of diversified customers and the geographic diversification of KSOL-FM and KYLZ-FM's national customer base.

  I. Allowance for Doubtful Accounts

     The allowance for doubtful accounts is based on management's estimate of the collectability of accounts receivable.

  J. Income Taxes

     As a Limited Partnership, all income and losses of Crescent Communications, L.P. are passed directly to the partners for federal and state income tax purposes. Accordingly, income tax expense is not reflected on the statements of operations and partners' deficiency.

  K. Accounting Estimates

     The preparation of financial statements in accordance with generally accepted accounting principles requires that management use estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

               (See accompanying accountant's compilation report)

        KSOL-FM AND KYLZ-FM (DIVISIONS OF CRESCENT COMMUNICATIONS, L.P.)

                 NINE MONTHS ENDED DECEMBER 31, 1994 (AUDITED)
                     YEAR ENDED DECEMBER 31, 1995 (AUDITED)
               SIX MONTHS ENDED JUNE 30, 1995 AND 1996 (COMPILED)

     Corporate and interest expenses were allocated among the individual radio station divisions of Crescent Communications, L.P. on a pro rata basis. Corporate expenses were allocated based on revenues and interest expenses were allocated based on station purchase price. The amounts allocated to KSOL-FM and KYLZ-FM have been reflected in these financial statements.

     The accounting records of KYLZ-FM were combined with those of another station also owned by Crescent Communications, L.P. Approximately 12.7% of the combined revenues and expenses were allocated to KYLZ-FM based on a combination of wattage, sales price and spot rate.

NOTE 2 -- PROPERTY AND EQUIPMENT

     Property and Equipment consist of the following at December 31,:

                                                                    1994         1995
                                                                   -------     ---------
    Broadcasting Equipment........................................ $20,671     $ 438,922
    Furniture and Fixtures........................................     618        88,768
    Music Library.................................................      --        47,600
    Vehicles......................................................  22,181        38,881
    Computers.....................................................  14,312        49,842
                                                                   -------     ---------
                                                                    57,782       664,013
    Accumulated Depreciation......................................  (6,942)     (109,511)
                                                                   -------     ---------
                                                                   $50,840     $ 554,502
                                                                   =======     =========

NOTE 3 -- INTANGIBLE ASSETS

     Intangible assets consist of the following at December 31,:

                                                                  1994          1995
                                                                 -------     -----------
    FCC Licenses................................................ $    --     $15,000,000
    Goodwill....................................................      --         409,004
    Going Concern Value.........................................      --         100,000
    Acquisition Costs...........................................  84,805         247,632
                                                                 -------     -----------
                                                                  84,805      15,756,636
    Accumulated Amortization....................................      --        (328,039)
                                                                 -------     -----------
                                                                 $84,805     $15,428,597
                                                                 =======     ===========

     The majority of the intangibles were acquired in the March 22, 1995 purchase of KSOL-FM and KYLZ-FM.

NOTE 4 -- INTERDIVISIONAL PAYABLE

     As discussed in Note 1A, these combined financial statements present only the accounts of KSOL-FM and KYLZ-FM. The interdivisional transactions which would have been eliminated had the

               (See accompanying accountant's compilation report)

        KSOL-FM AND KYLZ-FM (DIVISIONS OF CRESCENT COMMUNICATIONS, L.P.)

                 NINE MONTHS ENDED DECEMBER 31, 1994 (AUDITED)
                     YEAR ENDED DECEMBER 31, 1995 (AUDITED)
               SIX MONTHS ENDED JUNE 30, 1995 AND 1996 (COMPILED)

financial statements been prepared on a consolidated basis have resulted in an interdivisional payable to those entities which have not been included herein.

     This payable consists primarily of KSOL-FM and KYLZ-FM station acquisition debt recorded on the books of the Partnership, and interdivisional allocations of Corporate and interest expenses. Since KSOL-FM and KYLZ-FM do not maintain significant cash balances, all of the receipts and disbursements of the stations are also recorded through this account.

NOTE 5 -- COMMITMENTS

  A. Long-Term Debt

     The secured long-term debt of the Partnership is not reflected in these financial statements although interest expense has been allocated to the stations as discussed in Note 1K. This long-term debt is secured by a lien on all tangible and intangible assets of the Partnership, including KSOL-FM and KYLZ-FM. This secured long-term debt outstanding of the Partnership totaled $8,800,000 and $40,755,000 at December 31, 1994 and 1995, respectively. On
August 16, 1996, immediately subsequent to the sale of KSOL-FM and KYLZ-FM to Tichenor Media System, Inc. (see Note 11) the debt mentioned above was retired and all liens on the Stations were released. At December 31, 1995, loan covenant violations had been waived by certain Partnership lenders concerning outstanding debt totaling $40,755,000.

  B. Lease Commitments

     The Partnership is committed to four KSOL-FM and KYLZ-FM operating lease agreements for office space, transmitter facilities and equipment, which expire in various years through February, 2000. Payments on these leases range from $600 to $10,200 per month. One of the leases includes a renewal option and calls for an annual rental increase ranging from $270 to $2,290 per year as provided in the lease agreement. KSOL-FM and KYLZ-FM rental expense for the nine months ended December 31, 1994 and the year ended December 31, 1995 was $159,103 and $206,359, respectively.

     Future KSOL-FM and KYLZ-FM minimum rental payments under these lease agreements for each of the years ending December 31 are as follows:

                1996.............................................  $204,746
                1997.............................................   116,026
                1998.............................................   108,533
                1999.............................................   104,157
                2000.............................................    14,400

NOTE 6 -- COMMITMENTS -- RELATED PARTY

  A. Management Agreements

     The Partnership entered into a two year management agreement with a series of one year automatic renewals with Crescent Communications Corporation. Two key management members of this corporation are also related party stockholders of S&W LP Corporation (Note 7). During the year

               (See accompanying accountant's compilation report)

        KSOL-FM AND KYLZ-FM (DIVISIONS OF CRESCENT COMMUNICATIONS, L.P.)

                 NINE MONTHS ENDED DECEMBER 31, 1994 (AUDITED)
                     YEAR ENDED DECEMBER 31, 1995 (AUDITED)
               SIX MONTHS ENDED JUNE 30, 1995 AND 1996 (COMPILED)

ended December 31, 1995, the Partnership paid $520,000 to Crescent Communications Corporation for 1995 management fees which included a bonus of $89,874 based on 1994's operating cash flow. During the nine months ended December 31, 1994 and the year ended December 31, 1995, $386,714 and $476,207 was charged to corporate expenses of which $90,491 and $136,195 has been allocated to KSOL-FM and KYLZ-FM on a pro rata basis.

     Crescent Communications Corporation incurs certain costs on behalf of the Partnership, which are periodically reimbursed. These reimbursable expenses totalled $113,626 and $132,581 during the nine months ended December 31, 1994 and the year ended December 31, 1995 of which $26,588 and $32,918 have been allocated to KSOL-FM and KYLZ-FM on a pro rata basis, respectively.

  B. Capital Bonus Plan

     During the nine months ended December 31, 1994 and the year ended December 31, 1995, the Partnership implemented a Capital Bonus Plan as an incentive for certain key employees of the Partnership whereby the Board of Directors may award "units" representing the right to receive a percentage of the net equity growth of the stations owned by the Partnership including KSOL-FM and KYLZ-FM. No bonuses were awarded under the plan for the year ended December 31, 1995.

NOTE 7 -- OTHER RELATED PARTY ACTIVITY

     During the nine months ended December 31, 1994 and the year ended December 31, 1995, the Partnership incurred reimbursable expenses to a related party stockholder of S&W LP Corporation (a partner of Crescent Communications, L.P.) for expenses paid on behalf of the Partnership totalling $7,013 and $22,887, of which $1,642 and $6,546 has been allocated to KSOL-FM and KYLZ-FM on a pro rata basis, respectively.

NOTE 8 -- EMPLOYEE BENEFIT PLAN

     The Partnership has adopted a Savings Retirement Program (the "Program") under Section 401(k) of the Internal Revenue Code. The Program allows all employees who are at least 21 years of age and have been employed with the Company for a minimum of three months with a full time status to defer up to 15% of their income on a pretax basis through contributions to the Program, limited to an annual maximum ($9,240 in 1994 and 1995). The Program does not provide for any matching of contributions, but the Partnership pays the annual administration fee which was $1,700 and $2,226 for the nine months ended December 31, 1994 and the year ended December 31, 1995, respectively.

NOTE 9 -- RADIO STATION PURCHASE

     On March 22, 1995, Crescent Communications L.P. purchased substantially all the assets of radio stations KSRY-FM (operating as KSOL-FM under a Program Service and Time Brokerage Agreement since April 1, 1994) licensed to San Francisco, California and KSRI-FM (operating as KYLZ-FM under LMA since April 1,
1994) licensed to Santa Cruz, California for an aggregate price of $16,000,000.

               (See accompanying accountant's compilation report)

        KSOL-FM AND KYLZ-FM (DIVISIONS OF CRESCENT COMMUNICATIONS, L.P.)

                 NINE MONTHS ENDED DECEMBER 31, 1994 (AUDITED)
                     YEAR ENDED DECEMBER 31, 1995 (AUDITED)
               SIX MONTHS ENDED JUNE 30, 1995 AND 1996 (COMPILED)

NOTE 10 -- LOCAL MARKETING AGREEMENTS

     As mentioned in Note 9, the Partnership entered into a Program Service and Time Brokerage Agreement (the "LMA") with the sellers of KSRY-FM and KSRI-FM under which the Partnership operated the Stations until the purchase closed (March 22, 1995). During this time, the Partnership retained all the revenues and paid virtually all the expenses related to the Stations' operations. In addition, the Partnership paid the sellers the following monthly fees while the LMA was in effect:

    April - July, 1994.......................................................  $100,000
    August - November, 1994..................................................   125,000
    December, 1994 - March, 1995.............................................   150,000

     During the nine months ended December 31, 1994 and the year ended December 31, 1995, an aggregate amount of $1,050,000 and $401,613 was paid under the above agreement and is included in corporate expenses.

NOTE 11 -- SUBSEQUENT EVENTS

  Sale of Stations

     On May 3, 1996, the Partnership entered into an Asset Purchase Agreement to sell substantially all the assets of radio stations KSOL-FM and KYLZ-FM for $40,000,000 in cash pending FCC approval. On August 15, 1996, subsequent to the FCC approval the sale closed transferring ownership of KSOL-FM and KYLZ-FM to Tichenor Media System, Inc.

               (See accompanying accountant's compilation report)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                        PAGE
                                                        ----
                 Prospectus Summary.....................   3
                 Risk Factors...........................   9
                 Use of Proceeds........................  13
                 Price Range of Class A Common Stock....  14
                 Dividend Policy........................  14
                 Capitalization.........................  15
                 The Tichenor Merger....................  16
                 Unaudited Pro Forma Financial
                   Information..........................  19
                 Selected Consolidated Financial Data...  28
                 The Company............................  30
                 Management.............................  37
                 Shares Eligible For Future Sale........  38
                 Description of Capital Stock...........  40
                 Underwriting...........................  42
                 Legal Opinions.........................  43
                 Experts................................  43
                 Available Information..................  44
                 Incorporation of Certain Documents by
                   Reference............................  44

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                3,500,000 SHARES

                        HEFTEL BROADCASTING CORPORATION

                              CLASS A COMMON STOCK

                              -------------------

                                   PROSPECTUS

                              -------------------

                               ALEX. BROWN & SONS
                                  INCORPORATED

                                CS FIRST BOSTON

                                LEHMAN BROTHERS

                             MONTGOMERY SECURITIES

                               SMITH BARNEY INC.
                                         , 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses (other than underwriting discounts and commissions) in connection with the issuance and distribution of the Class A Common Stock registered hereby are as follows:

    SEC registration fee....................................................... $50,617
    NASD filing fee............................................................  17,405
    NASDAQ National Market listing fee.........................................    *
    Legal fees and expenses....................................................    *
    Accounting fees and expenses...............................................    *
    Blue Sky fees and expenses.................................................    *
    Printing and engraving expenses............................................    *
    Miscellaneous..............................................................    *
                                                                                -------
              Total............................................................    *
                                                                                =======

---------------

* Estimated.

     The foregoing expenses will be paid by the Registrant.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Pursuant to provisions of the Delaware General Corporation Law, the Restated Certificate of Incorporation of Registrant (the "Company") includes a provision which eliminates the personal liability of its directors to the Company and its stockholders for monetary damage to the fullest extent permissible under Delaware law. This provision does not eliminate liability (a) for any breach of a director's duty of loyalty to the Company or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) in connection with payment of any illegal dividend or an illegal stock repurchase; or (d) for any transaction from which the director derives an improper personal benefit. Further, this provision has no effect on claims arising under federal or state securities laws and does not affect the availability of injunctions and other equitable remedies available to the Company's stockholders for any violation of a director's fiduciary duty to the Company or its stockholders.

     The Company's Restated Certificate of Incorporation authorizes the Company to indemnify its officers, directors and other agents to the fullest extent permitted by Delaware law, exclusive of rights provided through bylaw provisions, agreements, vote of stockholders or disinterested directors or otherwise. The Company's Restated Certificate of Incorporation also authorizes the Company to indemnify its officers, directors and agents for breach of duty to the corporation and its stockholders through bylaw provisions, agreements or both, in excess of the indemnification otherwise permitted under Delaware law, subject to certain limitations. The Company has entered into indemnification agreements with all of its directors and executive officers whereby the Company will indemnify each such person (an "indemnitee") against certain claims arising out of certain past, present or future acts, omissions or breaches of duty committed by an indemnitee while serving in his employment capacity. Such indemnification does not apply to acts or omissions which are knowingly fraudulent, deliberately dishonest or arise from willful misconduct. Indemnification will only be provided to the extent the indemnitee has not already received payments in respect of such claim from the Company or from an insurance company. Under certain circumstances, such indemnification (including reimbursement of expenses incurred) will be allowed for liability arising under the Securities Act of 1933.

     The Bylaws of the Company require the Company to provide indemnification for directors and officers to the fullest extent permitted under Delaware law and the Company's Restated Certificate of Incorporation.

     The Underwriting Agreement provides for indemnification by the Underwriters of the Registrant, its directors and officers, and by the Registrant of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act.

     An insurance policy obtained by the registrant provides for indemnification of officers and directors of the Registrant and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

ITEM 16.  EXHIBITS

   EXHIBITS.                                     DESCRIPTION
                -----------------------------------------------------------------------------
      1         Form of Underwriting Agreement*
      2.1.1     Agreement and Plan of Merger, dated July 9, 1996, between Clear Channel
                Communications, Inc. and Tichenor Media System, Inc., with Exhibits
                (Schedules omitted) (a)
      2.1.2     Assignment Agreement, dated October   , 1996, among the Company, Heftel
                Merger Sub, Inc. and Clear Channel Communications, Inc.*
      4.1       Specimen certificate for the Class A Common Stock (b)
      4.2       Article 4 of the Restated Certificate of Incorporation (c)
      5         Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.*
     23.1.1     Consent of Ernst & Young LLP
     23.1.2     Consent of Ernst & Young LLP
     23.1.3     Consent of Deloitte & Touche LLP
     23.1.4     Consent of Belew Averitt LLP
     23.1.5     Consent of KPMG Peat Marwick LLP
     23.1.6     Consent of Miller, Kaplan, Arase & Co.
     23.2.1     Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in Exhibit 5)*
     24         Power of Attorney (included on signature pages)

---------------

 * To be filed by amendment.

(a) Incorporated by reference to Exhibit 99(c)(16) to Amendment No. 2 to
     Schedule 14D.1 of Clear Channel Communications, Inc.

(b) Incorporated by reference to the identically numbered exhibit to the Company's Registration Statement on Form S-1, as amended (Reg. No. 33-78370).

(c) Incorporated by reference to Exhibit No. 4.3 to the Company's Registration Statement on Form S-1, as amended (Reg. No. 33-78370).

     The Company agrees to furnish supplementally a copy of any omitted schedules to the Commission upon request.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth or described in Item 15 of the Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Exchange Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Exchange Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on October 16, 1996.

                                            HEFTEL BROADCASTING CORPORATION

                                            By: /s/  L. LOWRY MAYS
                                            ------------------------------------
                                                L. Lowry Mays
                                                President and Chief Executive
                                                Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints
L. Lowry Mays and John T. Kendrick, and each of them, each with full power to act without the other, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement (including post-effective amendments), and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person hereby ratifying and confirming that each of said attorneys-in-fact and agents or his substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

                    NAME                                   TITLE                    DATE
---------------------------------------------   ------------------------------------------------
             /s/  L. LOWRY MAYS                 President, Chief Executive    October 16, 1996
---------------------------------------------     Officer and Director
                L. Lowry Mays

            /s/  JOHN T. KENDRICK               Senior Vice President, Chief   October 16, 1996
---------------------------------------------     Financial Officer and
              John T. Kendrick                    Assistant Secretary
                                                  (Principal Financial and
                                                  Accounting Officer)


                                                Director                      October   , 1996
---------------------------------------------
                Ernesto Cruz

                                                Director                      October   , 1996
---------------------------------------------
                B.J. McCombs

            /s/  JAMES M. RAINES                Director                      October 16, 1996
---------------------------------------------
               James M. Raines

            /s/  JOHN H. WILLIAMS               Director                      October 16, 1996
---------------------------------------------
              John H. Williams

                               INDEX TO EXHIBITS

                                                                                    SEQUENTIALLY
      EXHIBIT                                                                        NUMBERED
       NUMBER                                    EXHIBIT                               PAGE
-------------------- --------------------------------------------------------------------------
         1           Form of Underwriting Agreement*
         2.1.1       Agreement and Plan of Merger, dated July 9, 1996, between Clear
                     Channel Communications, Inc. and Tichenor Media System, Inc.,
                     with Exhibits (Schedules omitted) (a)
         2.1.2       Assignment Agreement, dated October   , 1996, among the
                     Company, Heftel Merger Sub, Inc. and Clear Channel
                     Communications, Inc.*
         4.1         Specimen certificate for the Class A Common Stock (b)
         4.2         Article 4 of the Restated Certificate of Incorporation (c)
         5           Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.*
        23.1.1       Consent of Ernst & Young LLP
        23.1.2       Consent of Ernst & Young LLP
        23.1.3       Consent of Deloitte & Touche LLP
        23.1.4       Consent of Belew Averitt LLP
        23.1.5       Consent of KPMG Peat Marwick LLP
        23.1.6       Consent of Miller, Kaplan, Arase & Co.
        23.2.1       Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in Exhibit 5)*
        24           Power of Attorney (included on signature pages)

---------------

* To be filed by amendment

(a)  Incorporated by reference to Exhibit 99(c)(16) to Amendment No. 2 to
     Schedule 14D.1 of Clear Channel Communications, Inc.

(b) Incorporated by reference to the identically numbered exhibit to the Company's Registration Statement on Form S-1, as amended (Reg. No. 33-78370).

(c) Incorporated by reference to Exhibit No. 4.3 to the Company's Registration Statement on Form S-1, as amended (Reg. No. 33-78370).